UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-396972

✦ FISCALNOTE

FISCALNOTE HOLDINGS, INC.

Delaware	**88-3772307**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

**1201 Pennsylvania Avenue NW, 6th Floor,
Washington, D.C. 20004**
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (202) 793-5300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	**NOTE**	**NYSE**
Warrants to purchase 0.131 shares of Class A common stock, each at an exercise price of $11.50 per warrant	**NOTE.WS**	**NYSE**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of Class A common stock on The New York Stock Exchange on June 30, 2025 was $61,350,537.

As of March 9, 2026, the registrant had 18,681,540 shares of Class A common stock, $0.0001 par value per share, outstanding, and 690,909 shares of Class B common Stock, $0.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2026 Annual Meeting of Stockholders (the "Proxy Statement") to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the close of the registrant's fiscal year, are incorporated by reference in Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the Proxy Statement is not deemed to be filed as part of this Annual Report on Form 10-K.

INTRODUCTORY NOTE

On July 29, 2022 (the "Closing Date"), the Company consummated the transactions contemplated by the Agreement and Plan of Merger, dated as of November 7, 2021, and as amended on May 9, 2022, (the "Merger Agreement"), by and among FiscalNote Holdings, Inc., a Delaware corporation ("Old FiscalNote"), Duddell Street Acquisition Corp., a Cayman Islands exempted company ("DSAC"), and Grassroots Merger Sub, Inc., a Delaware Corporation and a wholly owned direct subsidiary of DSAC ("Merger Sub" and, together with DSAC, the "DSAC Parties"). Pursuant to these transactions, Merger Sub merged with and into Old FiscalNote, with Old FiscalNote becoming a wholly owned subsidiary of DSAC (the "Business Combination" and, collectively with the other transactions described in the Business Combination Agreement, the "Transactions"). In connection with the closing of the Transactions (the "Closing"), DSAC domesticated and continued as a Delaware corporation under the name of "FiscalNote Holdings, Inc." ("New FiscalNote"). Unless the context otherwise requires, references in this Annual Report on Form 10-K to the "Company," "FiscalNote," "we," "us," or "our" refer to the business of Old FiscalNote, which became the business of New FiscalNote and its subsidiaries following the Closing.

Forward-Looking Statements

This Annual Report on Form 10-K includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward-looking statements." These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "seeks," "projects," "intends," "plans," "may" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They may appear in a number of places throughout this Annual Report on Form 10-K, including Part I, Item 1A, "Risk Factors, and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our future results of operations, financial condition and liquidity; our prospects, growth, strategies and the markets in which FiscalNote operates. Such forward-looking statements are based on available current market material and management's expectations, beliefs and forecasts concerning future events impacting FiscalNote. Factors that may impact such forward-looking statements include:

- FiscalNote's ability to successfully execute on its strategy to achieve and sustain organic growth through a focus on its core Policy business, including risks to FiscalNote's ability to develop, enhance, and integrate its existing platforms, products, and services, bring highly useful, reliable, secure and innovative products, product features and services to market, attract new customers, retain existing customers, expand its products and service offerings with existing customers, expand into geographic markets or identify other opportunities for growth;

- FiscalNote's ability to successfully launch new product and service offerings (e.g. relating to political and policy prediction markets or agentic APIs) or to achieve the expected benefits of such offerings, including new sources of revenue;

- FiscalNote's future capital requirements, as well as its ability to service its repayment obligations and maintain compliance with covenants and restrictions under its existing debt agreements;

- the risk that the NYSE may delist our Class A Common Stock if we fail to comply with ongoing listing standards;

- the delisting of our Class A Common Stock from NYSE could trigger an event of default with respect to our indebtedness;

- demand for FiscalNote's services and the drivers of that demand;

- the impact of cost reduction initiatives undertaken by FiscalNote;

- risks associated with past and future strategic transactions, including restructuring, divesting or selling our businesses, products or technologies;

- risks associated with international operations, including compliance complexity and costs, increased exposure to fluctuations in currency exchange rates, political, social and economic instability, and supply chain disruptions;

- FiscalNote's ability to introduce new features, integrations, capabilities and enhancements to its products and services, as well as obtain and maintain accurate, comprehensive and reliable data to support its products, and services;

- FiscalNote's reliance on third-party systems and data, its ability to integrate such systems and data with its solutions and its potential inability to continue to support integration;

- FiscalNote's ability to maintain and improve its methods and technologies, and anticipate new methods or technologies, for data collection, organization, and analysis to support its products and services;

- potential technical disruptions, cyberattacks, security, privacy or data breaches or other technical or security incidents that affect FiscalNote's networks or systems or those of its service providers;

- competition and competitive pressures in the markets in which FiscalNote operates, including larger well-funded companies shifting their existing business models to become more competitive with FiscalNote;

- the risk that general purpose generative AI platforms and agentic AI tools will directly compete with and reduce demand for custom-built SaaS tools and subscription products;

- the risk that a future U.S. government shutdown could negatively affect FiscalNote's ability to enter into or renew public sector subscription contracts and generate advertising and events revenue as anticipated;

- concentration of revenues from U.S. government agencies, changes in the U.S government spending priorities, dependence on winning or renewing U.S. government contracts, delay, disruption or unavailability of funding on U.S. government contracts, and the U.S. government's right to modify, delay, curtail or terminate contracts;

- FiscalNote's ability to comply with laws and regulations in connection with selling products and services to U.S. and foreign governments and other highly regulated industries;

- FiscalNote's ability to retain or recruit key personnel;

- FiscalNote's ability to adapt its products and services for changes in laws and regulations or public perception, or changes in the enforcement of such laws, relating to artificial intelligence, machine learning, data privacy and government contracts;

- adverse general economic and market conditions reducing spending on our products and services;

- the outcome of any known and unknown litigation and regulatory proceedings;

- FiscalNote's ability to maintain public company-quality internal control over financial reporting;

- FiscalNote's ability to adequately protect and maintain its brands and other intellectual property rights; and

- the possibility any exploration of strategic alternatives does not result in any transaction or other outcome or that any outcome is disruptive to operations and impact financial performance.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of this Annual Report on Form 10-K and the other documents filed by us from time to time with the U.S. Securities and Exchange Commission ("SEC"). The forward-looking statements contained in this Annual Report on Form 10-K are based on current expectations and beliefs concerning future developments and their potential effects on us and our business. There can be no assurance that future developments affecting us will be those that we have anticipated. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

FISCALNOTE HOLDINGS, INC.
FORM 10-K TABLE OF CONTENTS

PART I

Item 1. Business.

Overview

We deliver deep expertise in legislative tracking, regulatory analysis, and stakeholder engagement through PolicyNote, our flagship platform. Built to ensure a complete, real-time view of the policy landscape, PolicyNote delivers extensive policy data integrated with AI-powered monitoring and expert analysis, fueled by the trusted reporting of CQ and Roll Call, and coupled with the grassroots mobilization power of VoterVoice. Our PolicyNote suite rapidly provides users with the clarity on the policy landscape needed to make an impact.

In our core products, we ingest unstructured data on legislative and regulatory developments, and overlay that data with our sophisticated in-house AI and data science expertise to deliver structured, relevant and actionable information that facilitates and informs our customers' key operational and strategic decisions. In the U.S., we source data at the local, municipal, regional, state, and Federal level. Our portfolio of public policy intelligence products includes PolicyNote, CQ Federal, and Curate. Our products incorporate workflow tools that enable our clients to monitor, manage, collaborate and efficiently organize for action on the issues that matter most to them, integrating global policy intelligence seamlessly into their daily activities. We pair our AI and technology expertise with global policy experts to ensure our customers get the full picture. Our news room also covers Capitol Hill, offering more than 80 years of trusted nonpartisan policy analysis trusted by members of Congress and lobbyists alike. We also offer EU Issue Tracker, which provides public policy intelligence for the European Union and EU policy analysis from experts in Brussels, as well as professional services that enable customers to monitor policy in more than 100 countries globally.

In addition, we recognize that the way organizations consume policy data and analysis is evolving, particularly due to rapid developments in the capabilities of general purpose AI tools, as well as new methods for the generation of insights such as prediction markets. Accordingly, in addition to continuing to advance our core PolicyNote platform, we will leverage our proprietary data sets and deep policy domain expertise to launch products and services across multiple layers of the prediction markets ecosystem. We are also rapidly enhancing and productizing agentic APIs, with self-service access and native support for the Model Context Protocol (MCP), to enable organizations to incorporate our policy intelligence directly into their own systems.

We serve a diverse customer base comprising global enterprises (including 46 of the Fortune 100), midsized and smaller businesses, government agencies, law firms, professional services organizations, trade groups and non-profits in more than 40 countries. We generated total revenues of $95.4 million and $120.3 million for the years ended December 31, 2025 and 2024, respectively, with the year-over-year decline in revenue partly attributable to the divestitures of Board.org in March 2024, Aicel in October 2024, Oxford Analytica and Dragonfly in March 2025, and TimeBase in July 2025. We generate recurring revenues primarily through a subscription-based model, which accounted for approximately 93% of our 2025 total revenues. We believe that we deliver compelling value to our customers through the combination of the insights delivered by our platform, expert analysis, workflow tools, APIs and the other products and services we offer.

Our History

FiscalNote was established in 2013 with a vision of using technology to bring clarity to the disparate unstructured and rapidly changing data on governmental activities and empower organizations to better understand and act on the issues that matter to them. Today, we are a global company with over 540 employees as of December 31, 2025. Our headquarters is located in Washington, D.C., and we maintain offices in the United Kingdom, Belgium, India, and Singapore. Throughout our journey, we have remained committed to the principle of empowering the decisions that determine policy for future generations.

Industry Trends

Developments in Artificial Intelligence and Other Technologies Create Opportunities to Serve Customers in New and Innovative Ways

In recent years, advancements in artificial intelligence and other technologies have created opportunities to transform how professionals work, including in our core of legal, government affairs and public sector markets. Increasingly, organizations are consciously adopting technological solutions such as AI, software products and workflow tools not only to monitor and track legal and regulatory changes, but also to generate meaningful insights and predictions about the impact of those changes, and to organize effective responses. As organizations increasingly make this transition, we believe we are well positioned to capture the expanding market opportunity while also understanding its risks. We will continue to invest in enhancing the content and building out features in our core PolicyNote platform and related suite of products and services. In addition, we are expanding beyond the software platform by, among other matters, enabling our customers to derive timely, clear insights from our trusted and proprietary policy data via agentic APIs, as well as leveraging our policy domain expertise to launch products and services in the political and policy prediction markets ecosystem.

Expanding Core Market Due to Increasing Government Policy Uncertainty and Complexity Worldwide

Organizations are increasingly subject to the impacts of policy and regulatory change, both as laws and regulations, grow in complexity and as the organizations themselves expand into new markets or jurisdictions. For example, a company operating in both the United States and Europe is subject to different sets of labor regulations. Within those individual countries, an organization must also comply with diverging laws in various states or other localities, as well as monitor policymaking that could result in new regulations. Changes in the laws and regulations applicable to the business could create risks or opportunities impacting corporate strategy and financial results, or exposing them to greater scrutiny or legal risk. Without a platform (such as PolicyNote or internal workflow tools supported by our trusted data sets and analysis) to efficiently manage and monitor legislation and regulations, businesses and organizations may become exposed to potential damage to their brands, reputations, or financial performance. Furthermore, the earlier a business learns of potential policy impacting them, the more successful that they can be at impacting that policy in their favor, with fewer resources.

Organizations Struggle to Manage Information Throughout the Lifecycle of a Law or Regulation

We believe that legal and policy matters continue to grow in importance, while the pace of change is accelerating. The growing volume of data makes it challenging for organizations to not only quickly identify relevant policy and regulatory information that will impact their organizations, but also efficiently track, collaborate, assess, and report on the critical risks and opportunities. On one hand, we believe that existing solutions have failed to modernize to address the related needs of organizations of all sizes and sectors. We believe that current information and software providers are unable to support complex processes across multiple jurisdictions such as advocacy, constituent action, legislation, regulations, statutes, case law, and compliance. Legacy solutions also do little to structure the variable data and disparate information on legal and policy matters, making it difficult to search, identify patterns or derive insights from the abundance of information. In addition, they lack the technology and functionality required to navigate the complexity and nuances of cross-border laws and regulations. On the other hand, organizations leveraging general purpose AI platforms to develop custom internal tools and workflows lack sources of trusted policy data and analysis necessary to generate timely and accurate insights. Many organizations leverage our PolicyNote suite of products to monitor and impact policy, while our agentic API offerings enable us to support organizations that desire access to trusted, reliable and up-to-date data sources.

Our Strategy

The proliferation of complex laws, regulations and policies is increasingly a source of risk and opportunity for all types of organizations - from small businesses to Fortune 100 companies to government agencies and non-profits, operating in virtually any sector of the economy. Accordingly, we believe that organizations increasingly require efficient and highly automated solutions that aggregate, structure and provide actionable insights into the activities of disparate legislative, regulatory, and geopolitical actors, together with workflow tools that drive efficiency and automation in these areas, as well as insights provided by our expert advisory practices and professional services teams. We believe that we are a market leader for data-driven, actionable insights on legal, political, regulatory and policy matters, and our return to sustainable, profitable growth is expected to be driven by several strategic initiatives.

Our PolicyNote suite of offerings and features that combine data, expert analysis and workflows to drive actionable insights. Through our platforms and products, we deliver structured, relevant and actionable information to customers that enables them to be more efficient and effective in achieving mission-critical results, such as securing government funding, generating incremental revenue, minimizing costs, and mitigating legal, regulatory, reputational or other risks.

Streamlining Operations and Enhanced Focus on Policy Core Business

From 2017 to 2023, we completed 16 acquisitions to increase our scale, expand our product offerings, enter new jurisdictions and seek to tap into adjacent markets. In 2023, we refocused strategically on organizational streamlining – including the integration of prior acquisitions, simplification of the organization, sunsetting of legacy or non-core products and divestitures of non-core businesses – in order to enhance the company's profitability and financial strength. In 2024 and 2025 we divested certain non-core businesses and will continue to consider opportunities to divest additional businesses. Through these activities, we also intentionally reduced our employee headcount and cost base from approximately 800 as of December 31, 2022 to 540 as of December 31, 2025. In Q1 2026, we announced additional actions to further reduce headcount, streamline operations and drive cash generation in the core business. Consistent with these efforts, we also redoubled efforts to consolidate, replatform and upgrade the core Policy product offering – culminating in the launch of PolicyNote in January 2025 – which we expect to improve the customer experience, deliver greater functionality through the incorporation of enhanced AI features, and drive improvement in customer engagement and retention measures. In addition, we believe our PolicyNote product and related data will provide opportunities for us to capitalize on third-party usage of such data, such as our previously announced expansion into political prediction markets and the enhancement and productization of PolicyNote agentic APIs self-serve access and native support for the MCP.

Product-Led Growth & Sales Optimization

We believe the company can return to positive revenue growth rates over time as we execute on our product-led growth strategy and continue to optimize our sales organization. Through the launch of PolicyNote in early 2025, further integration of data and content into a consolidated platform, and delivery of AI enhanced features, we believe we will improve customer retention and create opportunities for upsell, translating into growth in subscription revenues over time. Consistent with this strategy, we are focusing on elevating our sales productivity and efficiency, as team members bring a simpler, more focused and enhanced product suite to market. We serve a diverse "blue chip" client base across major public and private sectors, including 46 of the Fortune 100. Our sales optimization efforts should realize growth in our significant existing customer base while also seeking to close new sales. Our post-sale client engagement efforts also include tailored strategies designed to successfully expand the size and duration of our client engagements through cross-selling and upselling, as well as optimizing product pricing and packaging based on customer needs. We also expect to leverage AI automation and tooling to drive greater production and reduce costs associated with our sales and client support efforts.

Research & Development

We continue to invest in improvements to our products and services to enhance the value of the data and insights they provide as well as improve our customer experience. Our efforts in this regard include consolidating and integrating our product portfolio, expanding the coverage of our products through the incorporation of additional data sets, developing new proprietary technology (including additional products and enhancements to existing products), and offering additional human analysis that enhances existing products and services. We continue to advance our core infrastructure and processes for better scaling cross-product data integration, as well as easier deployment of data science and AI capabilities across products. Our flagship platform, PolicyNote, was built with AI at its core to not only speed up the work of tracking policy, but also to start supporting customers in the shaping of policy as well as through intuitive and chat-based features. The same data and insights are now also available via agentic APIs and MCP server to serve customers in their own internal systems. We believe these investments will promote customer retention, facilitate cross-selling to existing customers and enable us to market to potential new customers.

Our Competitive Strengths

Large and Expanding Market Opportunity for Trusted, Proprietary Policy Data and Analysis

As a provider of trusted global policy and regulatory intelligence, we believe we are a category leader in a large and expanding market, with opportunities to return to sustainable and profitable growth over time. For context, organizations of all kinds - from business enterprises to government entities - are subject to proliferating regulations and policies of increasing complexity as well as geopolitical changes in the markets in which they operate. These organizations increasingly require a better understanding of the associated impacts on their operations. Although AI platforms may provide certain insights into global policy and regulatory intelligence, available data on legal and regulatory activities is disparate and unstructured, driving a need to aggregate and meaningfully standardize, analyze and curate that data into relevant insights that facilitate key operational and strategic decisions, whether via software platforms or agentic APIs. Further, analytical capabilities in law are democratizing, as organizations increasingly rely on internal teams, tools and workflows to evaluate and take action on policy and regulatory risks. We believe we are well positioned to capture a significant portion of this growing opportunity, including in the political prediction markets, due to the quality of our datasets, the sophistication of our AI-forward capabilities, our reputation, the scalability of our consolidated user interface and platform PolicyNote, and the experience and pedigree of our strong management team.

Scalable Proprietary AI-Driven Technology

Our core technology is built upon our proprietary data collection, ingestion, processing, monitoring and refinement capabilities that serve our product and service offerings. We collect and process structured and unstructured data related to global legislative and regulatory activities from disparate sources, which we combine with automated processes built using AI, supplemented with human-in-the-loop augmentation (i.e., human interaction in reviewing, validating, labeling or generating data as part of an automated processing pipeline to improve results and speed up the machine learning process) to derive structured metadata and generate trustworthy and actionable information at scale that powers multiple customer-facing applications. We believe that, as we integrate our additional offerings into the PolicyNote platform and update our ingestion and refinement technology as a part of our product roadmap, we will enhance our ability to scale, incorporate new data sets, reduce our time to market with new products and features, and reduce our cost associated with product maintenance. Through these processes, we believe we will be able to deliver actionable insights for clients, including individualized alerts, activity-driven recommendations and event-based predictions. These insights are incorporated into workflow tools that support policy monitoring, automated reporting, stakeholder management and collaboration, revenue and funding generation, research and analysis, and streamlined compliance. We believe our proprietary technology delivers superior outcomes for our customers through a focus on combining deep product development expertise with subject matter expertise navigating technical complexities in the policy and legal domain. The value of our technology is highlighted by its ability to utilize AI to automatically learn and apply extractions, classifications, recommendations and connections between disparate data sources as more data is ingested, thereby providing increased customer value per dataset and data-driven insights over time.

Rapidly Shifting Technology Landscape with an Increasing Emphasis on the Role of Generative and Agentic AI, Machine Learning, and Natural Language Processing

The evolution of Artificial Intelligence technologies such as Generative AI, Agentic AI, Machine Learning (ML), and Natural Language Processing (NLP) is rapidly changing the way industries approach data and analytics. Today's technologies enable far more sophisticated analysis, prediction, and automation. These trends are driving significant changes in how business is conducted and how data is evaluated by multinational corporations, non-profits, and governments. Such technological shifts are particularly impactful in markets being serviced by FiscalNote, including legal and policy analysis focused on the political, regulatory and macroeconomic environment. Appropriately navigating the technological shifts within the larger AI landscape is crucial for understanding and processing large volumes of text-based data such as legal documents, policy papers, and regulatory rulings. Deploying these technologies has the potential to automate repetitive tasks, reduce errors, and provide more actionable insights, decision-making, and strategic planning. Businesses that embrace these shifting technologies - whether through third-party platforms such as PolicyNote or internally-developed workflow tools incorporating detailed, extensive policy data from trusted sources such as our agentic APIs - can gain a competitive advantage and enhance their efficiency, innovation, and customer experience.

Blue Chip Diverse Client Base

Our diverse customer base includes large multinational corporations as well as startups and other enterprises. We also support all three branches of the U.S. federal government, along with dozens of other national, state, and local government entities. In addition, we provide solutions to non-government organizations, nonprofits and advocacy groups. Thousands of organizations rely on us to improve the way they build and manage their relationships with all levels of government, enabling them to have maximum impact on legislation and regulation. We believe that many of our clients offer significant opportunities for growth in the client engagement, while our diverse client base provides stability and mitigates risk to our business as a whole.

Our Products and Services

Policy Intelligence

Our flagship platform, PolicyNote, and other offerings within our PolicyNote suite, provide policy monitoring capabilities, grassroots advocacy and constituent management services. Policy monitoring is available at various jurisdictional levels both domestically and globally to enable clients to identify opportunity and manage risk associated with legislative and regulatory change. Our monitoring products reliably track U.S. Congressional and federal agency activity - from committee markups and amendments to introductions of proposed legislation to rulemaking and the regulatory comment process - as well as activities across state and local governments. Additionally, customers are able to integrate custom policy, stakeholder, and other data and analysis surrounding the policy ecosystem into the platform to manage their policy, market, and stakeholder information in one place. Through CQ, we also offer deep and comprehensive news and analysis covering the politics, process, and impact of both lawmaking and rulemaking. By leveraging our EU Issue Tracker, clients can take advantage of deeper policy monitoring capabilities and insights in the European Union. Organizations that develop their own in-house workflow tools can integrate our deep and expansive policy data directly into their systems to empower decisionmakers to act based on clear, timely and accurate insights. By harnessing workflow tools that help organizations manage their issues with insights provided by these products, stakeholders and teams are empowered to collaborate and drive more effective cross departmental knowledge management and coordination and communication on legal and regulatory issues.

Example Use Cases

- Enterprise clients use PolicyNote to in-source their government affairs function, enabling them to reduce contractual commitments to trade organizations and achieve significant cost savings.

- Public sector clients leverage our technology to track the federal procurement process, enabling them to secure government funding in support of their mission.

- Industry associations leverage our technology to strategically allow their employees from different teams to work off the same information within the business, efficiently preparing for new business initiatives or quickly responding to questions from one place, reducing and consolidating different information channels, all fed by automatically sourced and updating information.

- Organizations that leverage emerging general purpose AI tools to develop their own internal workflow applications subscribe to our agentic APIs to fuel their platforms with trusted and reliable policy data.

- As we expand into the political prediction markets, we expect to leverage our policy domain expertise to partner with organizations on designing transparent and trusted markets pertaining global policy and/or regulatory changes, and a suite of related products and services.

Advocacy & Constituent Services

Our grassroots advocacy tool, VoterVoice, empowers citizens and organizations to connect with their governments. We provide solutions that enable organizations — from corporations to nonprofits to trade associations —

to build campaigns, engage with advocates and educate lawmakers through multiple channels. Our tools also enable customers to track campaign performance with real-time, actionable reports, and insights with data-driven recommendations for improved performance based on industry specific historical benchmarking analysis. Conversely, our Fireside product supports legislators in their constituent engagement efforts by simplifying daily constituent communications, automating tasks, maintaining online and social media presence, and applying data to guide outreach efforts. Its built-in AI sorting function also helps elevate those messages of highest importance for Congressional staff, flagging harmful threats and other urgent messages to be dealt with first.

Example Use Cases

- A national trade association uses VoterVoice to revitalize its advocacy work through a digital strategy and mobile action after decades of trying to keep up in the industry.

- A congressional office uses Fireside's powerful outreach tools to engage in a meaningful and coordinated fashion with constituents through surveys, newsletters, and mailing tools, and then further refine those engagement efforts through the collection and analysis of data regarding the congressional district.

Market Intelligence

Our market intelligence offering, FrontierView, provides strategic planning, market monitoring and intelligence to global business professionals in support of companies' international growth initiatives. We believe that, by combining expert analysis with our core AI-driven product offerings, our clients gain access to the full array of insights they need to understand how government actions and policies impact their organizations, businesses and industries.

Example Use Case

- A multinational corporation engages FrontierView for customized research and analysis to adapt its pricing strategy to volatile emerging markets in which it seeks to expand.

Customers

We serve a large, diverse customer base that includes small and mid-sized businesses, large enterprises (including 46 of the Fortune 100), government agencies, law firms, professional services organizations, trade groups and non-profit around the world. We believe that our customers continue to rely on our products and services due to the strong value proposition of the insights delivered by our platform, combined with expert analysis and workflow tools, and we look forward to driving increased customer loyalty and retention through our product-lead growth strategy. We use two metrics to gauge the health of our future revenue opportunity: annual recurring revenue ("ARR") and net revenue retention ("NRR").

As of December 31, 2025, our ARR defined as contracted subscription revenue on a consolidated basis and at the parent account level was $84.1 million.

As of December 31, 2025, our NRR on subscription customers was approximately 96% for the fourth quarter of 2025. Retention rates typically are higher for engagements with higher account values, which tend to involve more products with more complex and broader usage within a client organization. We believe that our business is not substantially dependent on any particular end market, customer or group of significant customers.

Technology

Our information technology systems are fundamental to our success. We guide users across a complex information ecosystem, presenting acquired and generated content, with machine-derived metadata, in tailored client workflows. Our technology stack includes technologies for the storage, processing, access and delivery of the data that forms the foundation of our business. We generally own or have secured ongoing rights to use all the applications material to our operations. Our AI-enabled core technologies are built and operated on top of modern cloud infrastructure, providing a reliable and distributed computing infrastructure platform for business operations, and leverage cutting edge third-party LLMs to incorporate generative and agentic AI features and capabilities.

Our AI-driven analytical solutions empower our clients to track the pulse of legal and regulatory developments via:

- Descriptive informatics: vast database enabling trend identification, discovery and alerting, and analysis across jurisdictions, people, and documents.

- Predictive informatics: actionable insights such as legislative forecasts, automatic regulatory comment sentiment analysis, AI-driven personalized content and data recommendations to help clients make informed decisions.

- Data collection and ingestion, processing and augmentation, and storage automation capabilities including:

    o Data ingestion: intelligent data sourcing and collection with custom scraping and monitoring frameworks from web sources, APIs, and data partnerships collecting unstructured text documents in multiple languages and multimedia audio, video, and image files.

    o Data processing: augments raw source data by inferring and deriving metadata via natural language processing, including categorization, entity extraction, linking, and summarization, creating standardized and useable structured data formats.

    o Data storage and management: structure, standardize, and automate synchronous and asynchronous data processing pipelines to validate, normalize and index primary data along with metadata to enable enhanced data retrieval and alerting across languages and jurisdictions.

Our products are accessible through multiple delivery channels, including desktop and mobile applications, and data feeds and APIs (including agentic APIs with MCP support), enabling our clients to work from anywhere at any time.

Competitive Environment

We believe the principal competitive factors in our business are the quality of insights that our customers can derive from our products and services, including their relevance to the policy and regulatory issues of greatest impact to their organizations, as well as the ease with which customers can act on those insights and integrate them into workflows that drive results. We believe that, with continuing investment in PolicyNote, further integrating cutting edge AI capabilities into our platform, enhancing content and features, and further consolidation of our product suite, we will compete favorably with respect to each of these factors. We also recognize that, with the rapid and continuing advancement in the capabilities of general purpose, generative and agentic AI platforms, certain organizations may prefer to develop custom, in-house workflow tools that may compete with PolicyNote. FiscalNote is well poised to support these customers by delivering our trusted, expansive policy data directly to customers' systems via our agentic API offerings.

We believe that no single competitor currently offers the same product capabilities, scope of services and market coverage we provide, nor do we provide the same product capabilities, scope of services and market coverage as our competitors. The data and information analytics sector is fragmented, and we may encounter a variety of competitors depending upon the relevant market or product offering. Our competitors may include traditional information services companies such as Thomson Reuters, Bloomberg, and S&P, LexisNexis, trade associations and legal advisors such as traditional law firms, as well as consultancies and traditional and digital media organizations that compete primarily with our Roll Call business. In addition, we face competition from start-up and mid-sized companies, with products or services that compete with certain offerings within our portfolio. We also face competition from AI platforms such as Claude and ChatGPT, as users may opt to use AI to gain insight into global policy and regulatory intelligence without interacting with our products. Over time, we believe that additional businesses will increasingly enter the global policy and market intelligence information services sector and develop technologies that may compete with our products and services.

Intellectual Property

As of December 31, 2025, we owned 45 registered trademarks, one trademark allowed (in each case, counting individual foreign registrations and applications), approximately 363 domain names, 18 patents, and four patents pending. We also own certain proprietary software. We consider our trademarks, service marks, databases, software and other IP to be proprietary, and rely on a combination of statutory (e.g., copyright, trademark, trade secret and patent), contractual and technical safeguards to protect our intellectual property rights. We believe that the intellectual property that we own and license is sufficient to permit us to carry on our business as presently conducted.

Our agreements with our customers and business partners place certain restrictions on the use of our intellectual property. As a general practice, employees, contractors and other parties with access to our proprietary information sign agreements that prohibit the unauthorized use or disclosure of our intellectual property and confidential information.

New Product Development

We believe that innovation is essential to our success and one of our primary drivers of competitive advantage. We believe we are in a unique position to help shape how organizations find, evaluate, interact with, consume and act upon global policy and market information. We made significant improvements in our existing product suite while developing and launching new products, including PolicyNote and the PolicyNote API. We intend to continue augmenting our technology platform, products and services based on risk and opportunity identification by expanding our global coverage and operations. For example, we will seek to capitalize on the rapidly expanding prediction markets ecosystem, leveraging our domain expertise in policy data and analysis to design political prediction markets-related products and services.

Sales and Marketing

We generally develop sales, distribution and marketing strategies on a product-by-product and service-by-service basis, including products and services obtained via acquisitions. We leverage customer data, business and market intelligence and competitive profiling to retain customers and cross-sell products and services. When we obtain a new product or service through an acquisition, we assess on a case-by-case basis whether to integrate it into our existing product portfolio or maintain it as a standalone offering in light of its existing brand recognition, distinctive customer base and other factors.

Our sales teams participate in both sales and service activities, interacting frequently with assigned customers to ensure a positive experience using our products and services. Our sales force primarily seeks revenue through new sales, existing customer retention, upselling and cross-selling, working with the sales team members to coordinate activity and provide the best solutions for our customers. As we increasingly leverage AI tools throughout our organization, we anticipate increasing productivity and reducing costs by automating various aspects of the business development workflow.

Our marketing team seeks to position FiscalNote as the most trusted brand for insights and analysis on political, regulatory and policy matters. It promotes awareness of our brands through several channels, including segmented marketing campaigns and content (e.g., topical webinars), events, and digital marketing.

Employees

As of December 31, 2025, 543 employees support our business operations with 407 full-time. As of the date of this Annual Report on Form 10-K, 50 of our employees are represented by a union. We consider our relationship with our employees to be good and have not experienced interruptions to operations due to labor disagreements.

Regulatory Environment

Our products, services and operations are subject to privacy and consumer information laws and regulations, including regulations in the U.S. (federal and state), U.K., EU (as well as individual member states) and various jurisdictions in Asia. We incur significant costs in our business to comply with these laws and regulations. Our compliance obligations vary from regulator to regulator, and may include, among other things, strict data security programs, submissions of regulatory reports, providing consumers with certain notices and correcting inaccuracies in applicable reports. In addition, we are subject to regulatory requirements ordinarily associated with international operations, including various anti-corruption laws that prohibit improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business, as well as export controls, customs, economic sanctions laws, and embargoes imposed by the U.S. government. Violations of the Foreign Corrupt Practices

Act, the UK Bribery Act or other anti-corruption laws or export control, customs, or economic sanctions laws may result in severe criminal or civil sanctions and penalties. We closely monitor emerging regulatory frameworks pertaining to generative and agentic AI technologies. Many of these laws and regulations are complex, and their application to us, our customers or the specific services and relationships we have with our customers are not always clear. Our failure to anticipate accurately the application of these laws and regulations, or any failure to comply, could create liability for us, result in adverse publicity and otherwise negatively affect our business. See the section titled "*Risk Factors*" in this Annual Report on Form 10-K for more information about the impact of government regulation on our company.

Information About our Executive Officers

Set forth below is a list of our executive officers, including each executive officer's principal occupation and employment during the past five years and reflecting recent organizational changes. None of our executive officers has any family relationship with any other executive officer, and none of our executive officers became an officer pursuant to any arrangement or understanding with any other person. Each executive officer has been elected to serve until his successor is appointed or his earlier death or removal or resignation from such office. Each executive officer's age is set forth in the table next to his name.

Name	Position	Age
Josh Resnik	President and Chief Executive Officer	55
Jon Slabaugh	Chief Financial Officer and SVP of Corporate Development	62
Todd Aman	Chief Legal & Administrative Officer	42

Josh Resnik serves as our President and Chief Executive Officer. Mr. Resnik served as Legacy FiscalNote's Senior Vice President, General Counsel and Chief Content Officer from October 2018 to January 2022, was named President and Chief Operating Officer in February 2022, and was named Chief Executive Officer effective January 1, 2025. Prior to FiscalNote, Mr. Resnik was an executive and Board member of Spree Commerce starting in 2012, serving as General Counsel/Chief Operating Officer and helping lead the company to a successful acquisition by First Data Corporation (now Fiserv) in 2015. Prior to Spree Commerce, he led the Digital division of Gannett (then one of the largest media companies in the U.S.) and was a senior in-house attorney at AOL. Earlier in his career he spent several years in private law practice representing clients in the TMT sector in corporate transactions and regulatory matters. Mr. Resnik holds a B.A. from the University of Pennsylvania and a J.D. from Boston University School of Law, where he was named an Edward F. Hennessey Distinguished Scholar and G. Joseph Tauro Scholar, as well as earning the Dean's Award in Communications Law.

Jon Slabaugh serves as our Chief Financial Officer and Senior Vice President of Corporate Development. He joined Legacy FiscalNote in November 2019 as Senior Vice President of Corporate Development and was promoted to Chief Financial Officer in May 2020. Prior to FiscalNote, Mr. Slabaugh was the Managing Director of UCG, a private holding company of 10 leading business-to-business information, data and workflow SaaS companies serving the energy, healthcare, telecommunications, financial services, technology, advertising and tax preparation markets, from 2004 to 2018. Earlier in his career, Mr. Slabaugh was a co-founder and Managing Director of MCG Capital, a senior debt, mezzanine and uni-tranche investment company backed by Goldman Sachs Capital Partners, Heller Financial, Vestar Capital Partners and Soros Private Equity Partners, from 1998 to 2004. Mr. Slabaugh originated and managed investments in information, software and media companies while at MCG. Mr. Slabaugh has also served on the boards of Miles Partnership, Johns Hopkins Suburban Hospital, and GasBuddy. He holds a B.A. from Denison University and an MBA from the University of Virginia's Darden School of Business Administration.

Todd Aman serves as our Chief Legal and Administrative Officer, a role he has held since July 2025. Before then, he had served as our Senior Vice President, General Counsel and Secretary since August 2022 and prior to that as our Vice President and Associate General Counsel – Securities and Compliance since April 2021. Before joining FiscalNote, Mr. Aman served as Associate General Counsel – Corporate and Securities and Assistant Secretary for FLIR Systems, Inc., a publicly-traded international sensor technology company. Prior to FLIR, Mr. Aman served as Assistant General Counsel and Assistant Secretary at Gannett Co., Inc., a publicly-traded media and marketing solutions company, from March 2016 through its acquisition in 2019. Before then, Mr. Aman was a corporate attorney in the SEC Advisory and Capital Markets practice groups at Hogan Lovells US LLP. Mr. Aman holds a J.D., *magna cum laude*, and an LL.M in Securities and

Financial Regulation, *with distinction*, from the Georgetown University Law Center, as well as a B.A. in Political Theory and Religious Studies from the University of Virginia.

Available Information

Our website address is www.fiscalnote.com. We make available, free of charge through our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the United States Securities and Exchange Commission (the "SEC"). The SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding FiscalNote. The information contained on our website is not part of, and is not incorporated by reference into, this Annual Report on Form 10-K.

Item 1A. Risk Factors.

Risks Related to Our Business

We have a history of net losses and anticipate that operating expenses may grow as we continue to pursue our plans for expansion, and we therefore may not be able to achieve and maintain profitability.

We have incurred significant net losses in each year since our inception, including net losses of $81.8 million (excluding the effect of the gains on sale of businesses throughout 2025 totaling $16.6 million) and $62.5 million (excluding the effect of the gains on sale of businesses throughout 2024 totaling $72.0 million) for the years ended December 31, 2025 and 2024, respectively, and we may not achieve or maintain profitability in the future. Because the market for our products and services is rapidly evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. Commencing in 2023, the Company implemented a cost reduction plan to align its operations and reduce our operating expenses in the future, and these efforts remaining ongoing. In Q1 2026, we announced plans to significantly further reduce costs in our core operations, including through headcount reductions, offshoring and other streamlining initiatives. We also intend to continue to build and enhance our products and services and develop and expand our platforms through both internal research and development that can contribute to the capabilities of our platforms. If our revenue does not increase to offset operating expenses and if our efforts to control operating expenses are unsuccessful or inadequate, we will not be profitable in future periods. In future periods, our revenue could decline for a number of reasons, including any failure to increase the number of organizations using our products or grow the size of our engagements with existing customers, a decrease in the growth of our overall market, our failure, for any reason, to continue to capitalize on growth opportunities, slowing demand for our products, additional regulatory burdens, or increasing competition. As a result, our past financial performance may not be indicative of our future performance. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our stock to decline.

We generate a significant percentage of our revenues from recurring subscription-based arrangements, and if we are unable to maintain industry normative renewal rates, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Approximately 93% of our revenues are subscription-based. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers renewing their arrangements with us. Although many of these arrangements have automatic renewal provisions, with appropriate notice these arrangements generally are cancellable and our customers generally have no obligation to renew their subscriptions after the expiration of their initial subscription period. As a result, our past annual revenue renewal rates may not be indicative of our future annual revenue renewal rates, and our annual revenue renewal rates may further decline or fluctuate in the future as a result of a number of factors, including customer satisfaction with our products and services, our prices and the prices offered by competitors, reductions in customer spending levels, and general economic conditions. Our revenues could also decline if a significant number of our customers continued their arrangements with us but reduced the amount of their spending.

The introduction of competitors' offerings with lower prices for consumers, low customer satisfaction with our products, fluctuations in prices customers are willing to pay for our products, changes in customers' government affairs, policy and political strategies, including an increase in the use of competitors' products or offerings, including AI platforms such as Claude and ChatGPT, and other factors could result in declines in our subscriptions. Because we derive a substantial majority of our revenue from customers who purchase these subscription plans, any material decline in demand for these offerings could have a material adverse impact on our future revenue and results of operations. In addition, if we are unable to successfully introduce new products, features, and enhancements, our revenue growth may decline, which could have a material adverse effect on our business, financial condition, and results of operations.

The NYSE may delist our Class A Common Stock if we fail to comply with ongoing listing standards.

As an NYSE listed company, we are required to maintain compliance with NYSE continued listing standards, including the requirements that (i) the Company's shares of Class A common stock maintain an average closing price of at least $1.00 per share over 30 consecutive trading days pursuant to Rule 802.01C (the "Minimum Bid Price Requirement") and (ii) the Company maintain an average market capitalization of at least $15 million over 30 consecutive trading days (the "Market Cap Requirement"). Because the Company implemented a reverse stock split on September 2, 2025, we could be subject to immediate suspension and delisting in the event that we fail to comply with the Minimum Bid Price Requirement at any time prior to September 2, 2026, or in certain circumstances prior to September 2, 2027. In addition, a failure to comply with the Market Cap Requirement would result in immediate suspension and delisting. There can be no assurance that we will maintain compliance with these or any other continued listing standards. If our Class A common stock were delisted from NYSE, it would: (i) reduce the liquidity and market price of our Class A common stock; (ii) reduce the amount of news and analyst coverage for our company; (iii) reduce the number of investors willing to hold or acquire our Class A common stock, which could negatively impact our ability to raise equity financing and the ability of our stockholders to sell our Class A common stock; (iv) limit our ability to use a registration statement to offer and sell freely tradable securities, thereby preventing us from accessing the public capital markets; (v) impair our ability to provide equity incentives to our employees; and (vi) have negative reputational impact for us with our customers, suppliers, employees and other persons with whom we have business relationships. Furthermore, we could face further negative consequences under our outstanding debt instruments as a result of delisting as set forth in the risk factor below.

The delisting of our Class A Common Stock from NYSE could trigger an event of default with respect to our indebtedness and could result in acceleration of our indebtedness, foreclosure on collateral, and could force us to seek bankruptcy protection.

A delisting of our Class A Common Stock from the NYSE would constitute an event of default pursuant to the current terms of our subordinated convertible indebtedness and a cross-default under our senior secured term loan. A default under our outstanding debt could create a rapid and severe liquidity crisis. We do not have sufficient cash on hand to satisfy accelerated obligations, and we may not be able to raise additional capital, refinance our indebtedness, or obtain waivers, amendments or forbearances from our senior lenders or holders on acceptable terms (or at all), particularly during periods of market volatility or if there is a delisting. If a delisting were to occur and we were unable to cure, obtain waivers, amendments or forebearances for, or otherwise resolve a default (including any cross-defaults or cross-accelerations), we could be forced to reduce or cease operations, sell assets at unfavorable prices, or seek protection under bankruptcy or other insolvency laws. Any bankruptcy or similar proceeding would likely result in holders of our common stock losing all or nearly all of their investments. Even if we were able to avoid bankruptcy, a delisting and any related defaults could materially and adversely affect our business, financial condition, results of operations, cash flows, and ability to continue as a going concern.

U.S. government agency customers represent a material portion of our total revenues. Accordingly, our financial performance and results of operations could be materially adversely affected by changes in the U.S. government's spending priorities, our inability to win or renew U.S. government contracts, delay, disruption or unavailability of funding on U.S. government contracts, and action taken by the U.S. government to modify, delay, curtail or terminate contracts.

We derive, and expect to continue to derive, a material portion of our total revenue from contracts with U.S. government agencies and other public sector entities. Accordingly, our overall business depends in part upon continued government expenditures on our Policy products and services. As a result, our prospects, financial condition or operating results could be materially adversely impacted by any of the following actions or events, among others:

- changes in available funding due to budget constraints, mandated spending cuts across the government or particular agencies, changes in spending priorities, efficiency initiatives, or similar actions;

- decisions to close, or materially reduce the mandate and staffing of, specific government agencies to which we provide products and services, or any disruption in the functioning of such agencies;

- delays in the payment of our invoices by government payment offices; and

- an inability by the U.S. government to fund its operations as a result of a failure to increase the federal government's debt ceiling, a credit downgrade of U.S. government obligations or for any other reason.

Such actions or events may also increase the volatility in public sector revenues, presenting challenges to our ability to accurately predict the financial performance and results of operations of our public sector business.

Prior protracted U.S. government shutdowns have had a negative impact on our revenues, profitability and cash flows, and we expect that such effects will worsen to the extent that the shutdown continues.

In years when the U.S. government fails to complete its budget process or to provide for a continuing resolution, a federal government shutdown may result, as has occurred during prior and current fiscal years. A protracted government shutdown can result in the non-renewal, delay or cancellation of public sector subscription contracts, which negatively affects our revenues, annual recurring revenues and cash flows, as well as our future results. In addition, we may be unable to generate revenue to the extent anticipated from our CQ-Roll Call advertising and events business during a federal government shutdown. We expect the negative impacts of a government shutdown on our results of operations to worsen to the extent a shutdown becomes increasingly protracted, and the Company may be required to reduce costs or take other near-term operational measures that may adversely affect our results in future periods.

If we are unable to attract new customers, retain existing customers, expand our products and services offerings with existing customers, expand into areas of higher growth, including in the political prediction markets, our revenue growth and profitability will be harmed.

Our success depends on our ability to acquire new customers, retain existing customers, expand our engagements with existing customers through cross-selling and upselling efforts, and expand into areas of higher growth, including in the political prediction markets, and to do so in a cost-effective manner. We have made significant investments related to customer acquisition and retention, expect to continue to spend significant amounts on these efforts in future periods, and cannot guarantee that the revenue from new or existing customers will ultimately exceed the costs of these investments. In addition, actions we take to leverage AI tooling to automate aspects of our business development workflows may be unsuccessful, either in delivering satisfactory levels of customer acquisition and retention or in reducing associated costs.

Additionally, if we fail to deliver a quality user experience, or if customers do not perceive the products and services we offer to be of high value and quality, we may be unable to acquire or retain customers. Also, if we do not acquire or retain customers above our lowest price tier in volumes sufficient to grow our business, we may be unable to achieve our operational objectives. Our prices may increase, or may not decrease to levels sufficient to generate customers' interest, our revenue may decrease, our margins may decline. As a result, we may not achieve or maintain profitability and our business, financial condition, and results of operations may be materially and adversely affected.

Our efforts to expand our service offerings and further develop our existing services in order to keep pace with policy, regulatory, political and technological developments may not succeed.

Our efforts to expand our current service offerings may not succeed and, as a result, we may not achieve the revenue growth rate we expect. In addition, because the markets for certain of our offerings remain relatively new, it is uncertain whether our investments in those offerings, will result in significant revenue for us. As we have previously disclosed, we intend to expand our services to political prediction markets, which is a relatively new online market in which the regulatory and legal landscape is uncertain and evolving. We seek to continuously enhance our technology platforms, including AI and machine learning capabilities and algorithms, to maintain and improve the quality of our products and services in order to remain competitive with alternatives, and those efforts ultimately may not be adequate or successful. Further, the introduction of significant platform changes and upgrades, may not succeed and early-stage interest and adoption of such new services may not result in long term success or significant revenue for us. Additionally, if we fail to anticipate or identify significant technology trends and developments early enough, or if we do not devote appropriate resources to adapting to such trends and developments, our business could be harmed.

If we are unable to develop or acquire enhancements to, and new features for, our existing or new services that keep pace with rapid technological developments, our business could be harmed. The success of enhancements and new or acquired products and services depends on several factors, including the timely completion, introduction and market acceptance of the feature, service or enhancement by customers, administrators and developers, as well as our ability to integrate all of our product and service offerings and develop adequate selling capabilities in new markets. Failure in this regard may significantly impair our revenue growth and negatively impact our operating results. We may not be successful in either developing or acquiring these enhancements and new products and services or effectively bringing them to market.

Furthermore, uncertainties about the timing and nature of new services or technologies, or modifications to existing services or technologies, or changes in customer usage patterns thereof, could increase our research and development or service delivery expenses or lead to our increased reliance on certain vendors. Any failure of our services to operate effectively with future network platforms and technologies could reduce the demand for our services, result in customer dissatisfaction and harm our business.

The Company has completed, and may continue to engage in, strategic transactions, including restructuring, divesting or selling our businesses, products or technologies, that introduce significant risks and uncertainties.

The Company has completed, and may continue to engage in, strategic transactions, and we may in the future decide to restructure, divest or sell businesses, products or technologies that we have acquired or developed. For example, during fiscal year 2025, we sold Dragonfly Eye Limited, The Oxford Analytica International Group, LLC and TimeBase Pty. Ltd. Divestitures require the Company to expend costs and management and operational resources, and the Company may not be able to find buyers on favorable terms or complete any particular transaction. Divestitures involve other significant risks and uncertainties that could adversely affect the Company's business, results of operations and financial condition, including sale of profitable business lines and products, disruption to operations, loss of key employees, renegotiation or termination of key business relationships and difficulties in separating the operations of the divested business. The Company may have continued financial exposure to divested businesses through continuing equity ownership, retention of certain liabilities related to the divested business, indemnities, guarantees or other post-closing obligations, transition services and deferred payments. The occurrence of any of the above could have an adverse effect on our business, results of operations, financial condition and future prospects and could adversely affect the market price of our Class A Common Stock.

Any cost reduction initiatives that we undertake may not deliver the results we expect and these actions may adversely affect our business.

From time to time, we engage in restructuring plans that have resulted and may continue to result in workforce reduction and consolidation of our real estate facilities and our operating footprint. In addition, management will continue to evaluate our global footprint and cost structure, and additional restructuring plans may be required. As a result of our restructurings, we have experienced and may in the future experience a loss of continuity, loss of accumulated knowledge, disruptions to our operations and inefficiency during transitional periods. Any cost-cutting measures could impact employee morale and retention. In addition, we cannot be sure that any future cost reductions or global footprint consolidations will deliver the results we expect, be successful in reducing our overall expenses as we expect or that additional costs will not offset any such reductions or global footprint consolidation. If our operating costs are higher than we expect or if we do not maintain adequate control of our costs and expenses, our results of operations may be adversely affected.

We have international operations and assets, including in the U.K. and Belgium, and we sell our products and services to clients globally. These international operations subject us to additional risks that may adversely affect our business, results of operations and financial condition.

We have international operations, including in the U.K. and Belgium. Our ability to operate in these countries may be adversely affected by changes in those jurisdictions' laws and regulations, including those relating to taxation, lobbying, cybersecurity, privacy and other matters. In addition, our operating results and financial performance are subject to the local economic and political situations. We believe that our operations are in compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that require additional expenditures and efforts on our part to ensure our compliance therewith, as well as increased taxation, restrictions on imports, import duties or currency revaluations. There can be no certainty as to the application of the laws and regulations of these jurisdictions in particular instances. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. Moreover, there is a high degree of fragmentation among regulatory authorities, resulting in uncertainties as to which authorities have jurisdiction over particular parties or transactions.

In addition, we sell our products and services globally and plan to continue expanding our international operations as part of our growth strategy. For the years ended December 31, 2025 and 2024, approximately 10% and 21%, respectively, of our revenues were derived from outside of the United States. Revenues by geography are determined based on the region of the FiscalNote selling entity, which may be different than the region of the customer. Our current international operations could subject us to a number of risks, including:

- increased management, travel, infrastructure, and legal compliance costs associated with having multiple international operations;

- unique terms and conditions in contract negotiations imposed by clients in foreign countries;

- longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

- the need to localize our products and services for international clients;

- changes in foreign regulatory requirements;

- increased exposure to fluctuations in currency exchange rates;

- highly inflationary international economies;

- the burdens and costs of complying with a wide variety of foreign laws and legal standards relating to data security and protection of personal information, including the General Data Protection Regulation ("GDPR") in the European Union and similar privacy regulations in the U.K. and the Asia-Pacific region;

- compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act and other anti-corruption regulations, particularly in emerging market countries;

- compliance by international staff with accounting practices generally accepted in the United States, including adherence to our accounting policies and internal controls;

- trade agreements, taxes, and other trade barriers;

- increased financial accounting and reporting burdens and complexities;

- weaker protection of intellectual property rights in some countries;

- multiple and possibly overlapping tax regimes;

- the application of the respective local laws and regulations to our business in each of the jurisdictions in which we operate;

- government sanctions that may interfere with our ability to sell into particular countries;

- disruption to our operations caused by epidemics or pandemics, such as COVID-19; and

- political, social and economic instability abroad, terrorist attacks and security concerns in general.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, results of operations, financial condition, and growth prospects.

We recognize revenues over the term of the agreements for our subscriptions and, as a result, there is often a lag in realizing the impact of current sales or cancellations in reported revenues, and a significant downturn in our business may not be reflected immediately in our operating results.

We generally recognize revenues ratably over the duration of the contract, which typically range from one to three years. As a result, a substantial majority of our quarterly revenues are generated from contracts entered into during prior periods. There is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, a decline in new contracts in any quarter may not affect our results of operations in that quarter but could reduce our revenues in future quarters. Additionally, the timing of renewals or non-renewals of a contract during any quarter may only affect our financial performance in future quarters. For example, the non-renewal of a contract late in a quarter will have minimal impact on revenues for that quarter but will reduce such revenues in future quarters. Accordingly, the effect of significant declines in sales of our products and services may not be reflected in our short-term results of operations, which would make these reported results less indicative of our future financial results. In contrast, a non-renewal occurring early in a quarter may have a significant negative impact on revenues for that quarter and we may not be able to offset a decline in such revenues with revenues from new contracts entered into in the same quarter. In addition, we may be unable to adjust our costs in response to reduced revenues. These factors may cause significant fluctuations in our results of operations and cash flows, may make it challenging for an investor to predict our performance and may prevent us from meeting or exceeding the expectations of research analysts or investors, which in turn may cause our stock price to decline.

Our sales cycles are variable, depend upon factors outside our control, and could cause us to expend significant time and resources prior to generating revenues.

The typical sales cycle for our products and services is lengthy, unpredictable, could be disrupted by factors outside our control and often requires pre-purchase evaluation by a significant number of employees in our clients' organizations. Our sales efforts involve educating our clients about the use and benefits of our products and services. Potential clients typically undertake a rigorous pre-purchase decision-making and evaluation process, and sales to new clients involve extensive client due diligence and reference checks. We invest a substantial amount of time and resources on our sales efforts without any assurance that our efforts will produce sales. Even if we succeed at completing a sale, we may be unable to predict the size of an initial subscription arrangement until very late in the sales cycle.

If we have overestimated the size of our total addressable market, our future growth rate may be limited.

It is difficult to accurately estimate the size of the enterprise information services and legal and regulatory information markets and predict with certainty the rate at which the market for our services will grow, if at all. While our market size estimate was made in good faith and is based on assumptions and estimates we believe to be reasonable, this estimate may not be accurate. If our estimates of the size of our addressable market are not accurate, our potential for future growth may be less than we currently anticipate, which could have a material adverse effect on our business, financial condition, and results of operations.

We rely on third parties, including public sources, for data, information and other products and services, and our relationships with such third parties may not be successful or may change, which could adversely affect our results of operations.

Our products and services rely upon data, information and services obtained from third-party providers and public sources. Such data, information and services are made available to our customers or are integrated for our customers' use through information and technology solutions provided by us and third-party service providers. We have commercial relationships with third-party providers whose capabilities complement our own and, in some cases, these providers are also our competitors. The priorities and objectives of these providers, particularly those that are our competitors, may differ from ours, which may make us vulnerable to unpredicted price increases, unfavorable licensing terms and other adverse circumstances. Agreements with such third-party providers periodically come up for renewal or renegotiation, and there is a risk that such negotiations may result in different rights and restrictions, which could impact or eliminate our customers' use of the content. In addition, as the number of products and services in our markets increases and the functionality of these products and services further overlaps with third-party products and services, we may become increasingly subject to claims by a third party that our products and services infringe on such party's IP rights. Moreover, providers that are not currently our competitors may become competitors or be acquired by or merge with a competitor in the future, any of which could reduce our access to the information and technology solutions provided by those companies. If we do not maintain, or obtain the expected benefits from, our relationships with third-party providers or if a substantial number of our third-party providers or any key service providers were to withdraw their services, we may be less competitive, our ability to offer products and services to our customers may be negatively affected, and our results of operations could be adversely impacted.

If we are not able to obtain and maintain accurate, comprehensive, or reliable data, or if the expert analysis we produce contains any material errors or omissions, we could experience reduced demand for our products and services.

Our success depends on our customers' confidence in the depth, breadth, and accuracy of our data. The task of establishing and maintaining accurate data is challenging and expensive. The depth, breadth, and accuracy of our data differentiates us from our competitors. If our data, including the data we obtain from third parties and our data extraction, structuring, and analytics are not current, accurate, comprehensive, or reliable, or if any expert analysis we produce contains material errors or omissions, customers could have negative experiences, which in turn would reduce the likelihood of customers renewing or upgrading their subscriptions and our reputation could be harmed, making it more difficult to obtain new customers.

Our ability to introduce new features, integrations, capabilities, and enhancements is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, or if our research and development investments do not translate into material enhancements to our products and services, we may not be able to compete effectively, and our business, financial condition, results of operations and prospects may be adversely affected.

To remain competitive, we must continue to develop or acquire and implement new features, integrations, and capabilities to our products and services. This is particularly true as we further expand and diversify our capabilities to address additional applications and markets, including any expansion of our services to prediction. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. If we are unable to develop features, integrations, and capabilities internally due to certain constraints, such as employee turnover, lack of management ability, or a lack of other research and development resources, our business may be harmed.

Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling features, integrations, capabilities, and enhancements and generate revenue, if any, from such investment. Anticipated demand for a feature, integration, capability, or enhancement we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such feature, integration, capability, or enhancement. Additionally, we may experience difficulties with software development, design, or marketing that could affect the length of these research and development cycles that could further delay or prevent our development, introduction, or implementation of features, integrations, capabilities, and enhancements. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of features, integrations, and capabilities that are competitive, our business, results of operations, and financial condition could be adversely affected.

Further, our competitors may expend more on their respective research and development programs or may be acquired by larger companies that would allocate greater resources to our competitors' research and development programs or our competitors may be more efficient or effective in their research and development activities. We can expect continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering, data predicting, and other database technologies and the use of the internet. These improvements, as well as changes in customer preferences or regulatory requirements, may require changes in the technology used to gather and process our data. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and may harm our business, results of operations, and financial condition.

Our pricing and product bundling strategy may not meet customers' price expectations or may adversely affect our revenues.

Demand for our products and services is generally sensitive to price. Our approach to pricing and bundling our products and services has had, and may continue to have, a significant impact on our revenues and profit margins. In addition, our competitors' pricing and marketing strategies are beyond our control and could significantly affect the results of our pricing strategies. If we fail to meet our customers' price expectations or develop attractive and easily marketable product bundles, or if we are unable to compete effectively with our competitors when they engage in aggressive pricing strategies or other competitive activities, it could have a material adverse effect on our business.

Increased accessibility to free or relatively inexpensive information sources that offer comparable value to customers may reduce demand for our products and services.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet and AI, and this trend is expected to continue. For example, the US Congress, state legislatures, the European Union and other federal, state, local and foreign government and regulatory agencies have increased the amount of information they make publicly available at no cost. In addition, AI technology is an increasingly available means of sourcing and digesting information for no cost, and could compete with our products and services. Public sources of free or relatively inexpensive information may reduce demand for our products and services if such information sources become more easily searchable, digestible and actionable without structuring by technology such as ours. Our results of operations would be adversely affected if our customers choose to use these public sources as a substitute for our products or services.

Larger and more well-funded companies with access to significant resources, large amounts of data or data collection methods, and sophisticated technologies may shift their business model to become our direct competitors.

Companies in related industries, such as Bloomberg, Thomson Reuters, RELX, MSCI, Gartner, and S&P, may choose to compete with us and would immediately have access to greater resources and brand recognition. We cannot anticipate how rapidly such a potential competitor could create products or services that would take significant market share from us or even surpass our products or services in quality. The entry of a large, well-funded competitor in our space could reduce demand for our products and services or reduce the price we can demand from new customers or for subscription renewals or upgrades from existing customers, negatively affecting our revenue and profitability.

If we fail to protect and maintain our brands, our ability to attract and retain customers will be impaired, our reputation may be harmed, and our business, financial condition, results of operations and prospects may suffer.

We have developed or acquired a family of brands, that have contributed significantly to the success of our businesses. We believe that maintaining and promoting our brands in a cost-effective manner is critical to expanding our base of customers and retaining our existing customers. Maintaining, promoting and positioning our brands and the reputation of our businesses will depend on our ability to provide useful, reliable, secure, and innovative products and services, to maintain trust, and to provide a consistent, high-quality customer experience.

We may introduce, or make changes to, features, products, services, privacy practices, or terms of service that customers do not like, which may materially and adversely affect one or more of our brands. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our businesses could be materially and adversely harmed.

Harm to our brands can arise from many sources, including failure by us or our partners and service providers to satisfy expectations of service and quality, inadequate protection or misuse of information with respect to customers' government affairs' strategies, personally identifiable information, compliance failures and claims, regulatory inquiries and enforcement, rumors, litigation and other claims, misconduct by our partners, employees or other counterparties, and actual or perceived failure to adequately address the environmental, social, and governance ("ESG") expectations of our various stakeholders, any of which could lead to a tarnished reputation and loss of customers.

Any negative publicity about our industry or our company, the quality and reliability of our products and services, our compliance and risk management processes, changes to our products and services, our ability to effectively manage and resolve customer complaints, our privacy, data protection, and information security practices, litigation, regulatory licensing and infrastructure, and the experience of our customers with our products or services could adversely affect our reputation and the confidence in and use of our products and services. If we do not successfully maintain strong and trusted brands, our business, financial condition, and results of operations could be materially and adversely affected.

We derive a significant portion of our revenue from U.S. and foreign government agencies and other highly regulated organizations, which are subject to a number of challenges and risks.

We derive a portion of our revenue from contracts with government organizations (primarily but not solely U.S. - based), and we believe the success and growth of our business will in part depend on adding additional public sector customers. However, demand from government organizations is often unpredictable, and we cannot guarantee that we will be able to maintain or grow our revenue from the public sector. Sales to government entities are subject to substantial additional risks that are not present in sales to other customers, including:

- selling to government agencies can be more highly competitive, expensive, and time-consuming than sales to other customers, often requiring significant upfront time and expense without any assurance that such efforts will generate a sale;

- U.S., European, or other government certification and audit requirements potentially applicable to our network, including the Federal Risk and Authorization Management Program (FedRAMP) in the U.S., are often difficult and costly to obtain and maintain, and failure to do so will restrict our ability to sell to government customers;

- government demand and payment for our products may be impacted by public sector budgetary cycles, funding authorizations, changes in administration, shifts in government agency spending patterns, delays in the government appropriations or other administrative processes, or government shutdowns or other considerations, such as favoring domestic suppliers over those with significant foreign minority investment, such as ours, especially in the case of notable levels of redemption;

- governments routinely investigate and audit government contractors' administrative processes and any unfavorable audit could result in fines, civil or criminal liability, further investigations, damage to our reputation, and debarment from further government business;

- governments often require contract terms that differ from our standard customer arrangements, including terms that can lead to those customers obtaining broader rights in our products than would be expected under a standard commercial contract and terms that can allow for early termination; and

- governments may demand better pricing terms and public disclosure of such pricing terms, which may harm our ability to negotiate pricing terms with our non-government customers.

The loss or significant curtailment of any government contracts or subcontracts, whether due to our performance or due to interruptions or changes in governmental funding or administrative processes, could have a material adverse effect on our business, results of operations and financial condition.

In addition, we must comply with laws and regulations relating to the formation, administration, and performance of contracts with the public sector, including U.S. federal, state, and local governmental organizations, which affect how we and our channel partners do business with governmental agencies. Selling our products to the U.S. government, whether directly or through channel partners, also subjects us to certain regulatory and contractual requirements. Failure to comply with these requirements by either us or our channel partners could subject us to investigations, fines, and other penalties, which could have an adverse effect on our business, results of operations, and financial condition. For example, the DOJ and the General Services Administration (the "GSA") have in the past pursued claims against and financial settlements with vendors under the False Claims Act and other statutes related to pricing and discount practices and compliance with certain provisions of GSA contracts for sales to the federal government. The DOJ and GSA continue to actively pursue such claims. Violations of certain regulatory and contractual requirements could also result in us being suspended or debarred from future government contracting. Any of these outcomes could have a material adverse effect on our revenue, results of operations, and financial condition. Any inability to address these risks and challenges could reduce the commercial benefit to us or otherwise preclude us from selling subscriptions to our products to government organizations.

We assist customers in certain legislative and other governmental relations matters, which activities may be deemed to be lobbying efforts.

To the extent that our services may be activities that constitute "lobbying" under federal, state, local or foreign laws, we or some of our subsidiaries may have to register under such applicable laws. In addition, some states have so-called procurement lobbying rules that require sales personnel who interact with governmental officials in certain sales activities to register as lobbyists as well. Lobbying laws typically require periodic financial and other reports to be timely made and prohibit some types of contributions, gifts and other expenditures by lobbyists and their affiliates. Any failure to register or to comply with the applicable regulations could subject us, our employees and officers and directors to civil or criminal penalties.

Our company culture has contributed to our success and if we cannot maintain and evolve our culture as it grows, our business could be materially and adversely affected.

We believe our culture has been a key contributor to our success to date and that the critical nature of the products and services that we provide promotes a sense of greater purpose and fulfillment in our employees. We have invested in building a strong corporate culture and believe it is one of our most important competitive advantages. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we continue to grow and develop, we may find it difficult to maintain these important aspects of our culture. In addition, as our operations become more globally dispersed, we may find it increasingly difficult to maintain our corporate culture across geographies. If we fail to maintain our corporate culture, or if we are unable to retain or hire key personnel, our business and competitive position may be harmed.

We rely on the performance of highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel, or of a significant number of team members, could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of senior management and key personnel, including our co-founders. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. Our senior management and key employees are employed on an at-will basis. We may be unable to retain members of senior management or other key employees and may be unable to timely replace such individuals should any of them depart. The loss of one or more of our senior management or other key employees could harm our business.

If we do not effectively maintain and grow our research and development team with top talent, including employees who are trained in AI, machine learning and advanced algorithms, we may be unable to continue to improve our AI capabilities, and our revenues and other results of operations could be adversely affected.

Our future success depends on our ability to continue to attract, retain and motivate highly skilled employees, software engineers and other employees with the technical skills in AI, machine learning and advanced algorithms that will enable us to deliver effective products and services. Competition for highly skilled employees in our industry is intense, in particular in the fields of AI and data science, and larger companies with access to more substantial resources pursue such top talent aggressively.

We may be unable to attract or retain such highly skilled personnel who are critical to our success, which could hinder our ability to keep pace with innovation and technological change in our industry or result in harm to our key customer relationships, loss of key information, expertise or proprietary knowledge and unanticipated recruitment and training costs. The loss of the services of such key employees could make it more difficult to successfully operate our business and pursue our business goals.

Regulators in the U.S. and other jurisdictions where we operate may limit our ability to develop or implement our proprietary technology and/or may eliminate or restrict the confidentiality of our proprietary technology, which could have a material adverse effect on our financial condition and results of operations.

Our future success depends on our ability to continue to develop and implement our proprietary technology, and to maintain the confidentiality of this technology. Changes to existing regulations, their interpretation or implementation, or new regulations, including in connection with obtaining and extracting data from third parties, could impede our use of this technology, or require that we disclose our proprietary technology to others, including our competitors, which could impair our competitive position and result in a material adverse effect on our business, results of operations, and financial condition.

Issues in the use of AI (including machine learning) in our platforms may result in reputational harm or liability.

AI enables or is integrated into some of our platforms and is a significant and potentially growing element of our business. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. Further, AI algorithms may be flawed and datasets may be insufficient, of poor quality, or contain biased information. In addition, inappropriate or controversial data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. The use of AI in our platforms could also subject us to risks related to intellectual property infringement or misappropriation, data privacy and cybersecurity. Further, some AI scenarios may present ethical issues. If we enable or offer AI solutions that are controversial because of their purported or real impact on human rights, privacy, employment, or other social issues, we may experience brand or reputational harm.

We may expand our services to prediction markets as previously disclosed, which presents certain risks and uncertainties.

The use of our data for purposes of transacting in political prediction markets could subject us to a number of risks, including regulatory, reputational, operational, and litigation risks, which could materially and adversely affect our business, financial condition, and results of operations. Prediction markets operate in a complex and evolving regulatory environment at the federal, state, and international levels. Regulators or policymakers may determine that providers of data used to structure or resolve futures contracts are participants in, facilitators of, or otherwise integral to such activities. As a result, we could become subject to gaming, commodities, securities, consumer protection, anti-money laundering, or other regulatory regimes if we were to expand to our services to prediction markets. Any determination that our activities require licensure, registration, or compliance with additional regulatory requirements could result in significant compliance costs, operational changes, fines, penalties, or restrictions on our ability to provide services in certain jurisdictions. In addition, prediction market operators may rely on our data as a critical input in setting contract terms, determining event outcomes, or resolving disputes. Any disruption in our systems, cyber incident, data inaccuracy, or service outage could interfere with their operations and expose us to contractual penalties, indemnification obligations, or loss of business. If any of these risks materialize, individually or in the aggregate, they could materially and adversely affect our business, financial condition, results of operations, and prospects.

Failure to effectively optimize our marketing and sales capabilities could harm our ability to increase our customer base, expand our engagements with existing customers, and achieve broader market acceptance of our products and services.

Our ability to increase our customer base, expand our engagements with existing customers, and achieve broader market acceptance of our products and services will significantly depend on our ability to optimize our marketing and sales operations. We plan to dedicate significant resources to sales, marketing and demand-generation teams and programs, including various online marketing activities as well as targeted account-based advertising. We also intend to focus on cross-selling and upselling efforts to grow our engagements at existing clients. The effectiveness of these efforts has varied over time and may vary in the future. All of these efforts will require us to invest significant financial and other resources and if they fail to attract additional customers, our business will be harmed. In addition, we intend to leverage AI tools to drive automation and efficiencies in our sales organization, but may be unsuccessful in achieving the anticipated benefits of these initiatives. If our lead generation methods do not result in broader market acceptance of our products and services, we will not realize the intended benefits of this strategy and our business will be harmed.

We believe that there is significant competition for sales personnel, including sales representatives, sales managers and sales engineers, with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend in large part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires may not become productive as quickly as we expect, if at all, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, particularly if we continue to grow rapidly, new members of our sales force will have relatively little experience working with us, our products and services and our business model. If we are unable to hire and train sufficient numbers of effective sales personnel, our sales personnel do not reach significant levels of productivity in a timely manner, or our sales personnel are not successful in acquiring new customers or expanding usage by existing customers, our business will be harmed.

Any failure to offer high-quality support, professional services and information and analysis for our customers may harm our relationships with our customers and, consequently, our business.

Once our products and services are deployed, our customers sometimes request consulting and training to assist them in integrating our products and services into their business and rely on our customer support personnel to resolve issues and realize the full benefits that our products and services provide. Our ability to provide effective customer support is largely dependent on our ability to attract, train and retain qualified personnel with experience in supporting customers with a cloud solution such as ours and maintaining the same. The number of our customers has grown significantly, which is likely to increase demand for training, support and maintenance related to our products and services and place additional pressure on our customer support teams. If we are unable to provide sufficient high-quality training, integration and maintenance resources, our customers may not effectively integrate our products and services into their business or realize sufficient business value from our products and services to justify further usage, which could impact our future financial performance. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support or maintenance assistance. We also may be unable to modify the future, scope and delivery of our maintenance services and technical support to compete with changes in the technical services provided by our competitors.

In addition, as we continue to grow our operations and support our global customer base, we need to be able to continue to provide efficient support and effective maintenance that meets our customers' needs globally at scale. Our ability to attract new customers is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality support services, or a market perception that we do not maintain high-quality support services for our customers, would harm our business.

Certain of our customers rely on high quality information in the form of research, news and analysis. Our ability to provide these services at the levels our clients expect is dependent on our ability to attract, train and retain qualified personnel. In addition, for certain of these services, our personnel receive special access to the U.S. Congress through the Periodical Press Galleries and Daily Press Galleries. If such access were to be limited or restricted for any reason, our ability to obtain certain information would be hindered, and such event could have a negative impact on our customers' perception of the value of our services, thus potentially impacting revenue.

Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business.

We are subject to differing, and sometimes conflicting, laws and regulations in the various jurisdictions in which we operate. In certain jurisdictions, we could be a subject to national, state, local, or municipal laws and regulations that are ambiguous in their application or enforcement or that we believe are invalid or inapplicable. This could significantly and materially harm our business, financial condition, and operating results by restricting or limiting how we operate our business, increasing our operating costs, and decreasing our number of customers. Further, existing or new laws and regulations could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could adversely impact our business, financial condition, results of operations and prospects.

We have incurred a significant amount of debt, some of which is secured by substantially all of our assets, and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business.

As of December 31, 2025, we had $136.2 million in aggregate principal amount of indebtedness of which (i) $74.1 million was outstanding under our 2025 Senior Term Loan and secured by substantially all of our assets, and (ii) $62.1 million was unsecured.

The 2025 Senior Term Loan requires monthly cash interest payments and quarterly principal payments to fully repay the outstanding principal by the stated maturity date, August 12, 2029. A portion of our future cash flows from operations will be required to pay interest and principal on our indebtedness. Such payments will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business, the industry, or in the general economy, limit our flexibility in planning for, or reacting to, changes in our business and the industry, and prevent us from taking advantage of business opportunities as they arise. We cannot guarantee that our business will generate sufficient cash flow from operations or that future financing will be available to us in amounts sufficient to enable us to make required and timely payments on our indebtedness, or to fund our operations.

Under our 2025 Senior Term Loan, the Purchase Agreement (as defined below) with YA, and the 2025 GPO Note, we and certain of our subsidiaries are subject to financial maintenance covenants and restrictive covenants limiting our business and operations, including limitations on incurring additional indebtedness and liens, limitations on certain consolidations, mergers, and sales of assets, and restrictions on the payment of dividends or distributions. We may be unable to comply with any financial maintenance covenants and/or restrictive covenants which may result in a default under and acceleration of the 2025 Senior Term Loan, the Purchase Agreement (as defined below) with YA, or 2025 GPO Note, including if our Class A Common Stock is delisted from the NYSE (See Note 9, *Debt* to the consolidated financial statements included elsewhere in this Form 10-K). For example, we were required to seek financial covenant relief relating to our inability to comply with the requirement to have ARR of at least $81 million as of January 31, 2026 (See Note 19, *Subsequent Events* to the consolidated financial statements included elsewhere herein in this Form 10-K). If our financial condition does not improve, we may need further covenant relief in the future. In the event covenant relief is required in the future, we may be required to pay additional fees to our creditors and/or agree to additional covenants that limit our ability to engage in specified types of transactions, and there can be no assurance that additional covenant relief will be available in the future. In addition, any default under our Senior Term Loan could further result in a cross-default under and acceleration of our unsecured indebtedness, including the Convertible Debentures and the 2025 GPO Note (each as defined below).

In the future, any debt financing obtained by us could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital to pursue business opportunities, including potential acquisitions or divestitures. Any default under our debt arrangements could require that we repay or refinance such indebtedness immediately. In such event, we may be unable to repay our indebtedness or refinance such indebtedness on reasonable terms, if at all, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We are involved in legal actions and claims arising in the ordinary course of business from time to time. Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit the ability to operate our business.

We have in the past been, and may in the future be, involved in private actions, investigations, and various other legal proceedings by customers, employees, lenders, commercial partners, competitors, or government agencies, among others, relating to, for example, wrongful act, subrogation, employment or labor-related disputes such as wrongful termination of employment, assisting in, inducement of or involvement in breach of restrictive covenants, non-disclosure or confidentiality obligations by our employees, consumer complaints, contractual disputes with customers or suppliers, disputes with third parties and regulatory inquiries. The results of any such litigation, investigations, and legal proceedings are inherently unpredictable and may be expensive. If any of these legal proceedings were to be determined adversely to us, or we were to enter into any settlement arrangement, we could be exposed to monetary damages or be forced to change the way in which it operates its business or restricts its solicitation with potential customers or employees, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our projections and key performance metrics are subject to significant risks, assumptions, estimates and uncertainties. As a result, our financial and operating results may differ materially from our expectations.

We operate in a rapidly changing and competitive industry, and its projections and calculations of key operating metrics are subject to the risks and assumptions made by our management with respect to our industry. Operating results are difficult to forecast because they generally depend on a number of factors, including the competition we face, as well as our ability to attract and retain customers while generating sustained revenues through product and service offerings. Additionally, our business and its ability to generate revenue may be affected by reductions in customer spending and investing from time to time as a result of a number of factors, which may be difficult to predict. We may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in income. Any of these factors could cause our operating results in a given quarter to be higher or lower than expected, which makes creating accurate forecasts and budgets challenging. As a result, we may fall materially short of our forecasts and expectations, including with respect to our key operating metrics, which could cause our stock price to decline and investors to lose confidence in us, and our business, financial condition, and results of operations could be materially and adversely affected.

Market opportunity estimates and growth forecasts included herein are based on data published by third parties and on internally generated data and assumptions, which are subject to significant uncertainty and limitations and are based on assumptions and estimates that may not prove to be accurate, reliable or complete. We have not independently verified any third-party information and cannot guarantee its accuracy or completeness. While we believe our market size estimates are reasonable, such information is inherently imprecise. Even if the market in which we compete meets the size estimates and growth forecasted herein, our business could fail to grow for a variety of reasons, which would adversely affect our business, results of operations, financial condition and future prospects.

Goodwill and other long-lived assets represent a significant portion of our assets, and any impairment of these assets could negatively impact our results of operations.

As of December 31, 2025, our goodwill was approximately $122.9 million, which represented 48.2% of our total assets. We test goodwill for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We recorded a non-cash impairment of goodwill of $12.4 million for the year ended December 31, 2025. In the event there are future adverse changes in our projected cash flows, and/or changes in key assumptions, such as an increase in our discount rate, lower revenue growth, and/or a lower terminal growth rate, we may be required to record additional non-cash impairment charges to our goodwill in future periods. These assumptions are subjective and different estimates could have a significant impact on the results of our analyses. Management believes the selected discount rate and terminal growth rate are reasonable and consistent with market participant assumptions based on observable market data, including prevailing interest rates, comparable company risk profiles, and the Company's capital structure. These assumptions reflect management's best estimate of the risks inherent in the projected cash flows at the measurement date; however, we can make no assurances that future actual operating results will be realized as planned and that there will not be material impairment charges as a result. Because we operate as a single reporting unit, any adverse changes affecting our business may impact substantially all of our goodwill. Because of the significance of our goodwill and other long-lived assets, any future impairment of these assets could have a material adverse effect on our results of operations. For additional information on our goodwill impairment testing, see Note 8, *Goodwill*, in the Notes to Consolidated Financial Statements included elsewhere in this Form 10-K.

In the period following December 31, 2025, there has been a further decline in the Company's market capitalization, based upon the Company's publicly quoted share price. As a result, if this decline in our share price is sustained, this may require further testing of our goodwill and it may result in an additional impairment of our goodwill. For additional information, see Part II, Item 7: Management's Discussion & Analysis of Financial Condition and Results of Operations under the sub-heading "Critical Accounting Policies- Goodwill and Intangible Assets."

Our use of any "open-source" software under restrictive licenses could: (i) adversely affect our ability to license and commercialize certain elements of our proprietary code based on the commercial terms of our choosing; (ii) result in a loss of our trade secrets or other intellectual property rights with respect to certain portions of our proprietary code; and (iii) subject us to litigation and other disputes.

We have incorporated certain third-party "open-source" software ("OSS") or modified OSS into elements of our proprietary code base in connection with the development of our products and services. In general, this OSS has been incorporated and is used pursuant to 'permissive' OSS licenses, which are designed to be compatible with our use and commercialization of our own proprietary code base. However, we have also incorporated and use some OSS under restrictive OSS licenses. Under these restrictive OSS licenses, we could be required to release to the public the source code of certain elements of our proprietary software that: (i) incorporate OSS or modified OSS in a certain manner; and (ii) have been conveyed or distributed to the public, or with which the public interacts. Although we monitor our use of OSS, in addition to the use of OSS that we are aware of, there is a risk that OSS will be inadvertently or impermissibly incorporated into our software, including by our developers or service providers. In some cases, we may be required to ensure that elements of our proprietary software are licensed to the public on the terms set out in the relevant OSS license or at no cost. This could allow competitors to use certain elements of our proprietary software on a relatively unrestricted basis, or develop similar software at a lower cost. In addition, open-source licensors generally do not provide warranties for their open-source software, and the open-source software may contain security vulnerabilities that we must actively manage or patch. It may be necessary for us to commit substantial resources to remediate our use of OSS under restrictive OSS licenses, for example by engineering alternative or work-around code.

There is an increasing number of open-source software license types, and the terms under many of these licenses are unclear or ambiguous, and have not been interpreted by U.S. or foreign courts, and therefore, the potential impact of such licenses on our business is not fully known or predictable. As a result, these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our own proprietary code (and in particular the elements of our proprietary code which incorporates OSS or modified OSS). Furthermore, we could become subject to lawsuits or claims challenging our use of open-source software or compliance with open-source license terms. If unsuccessful in these lawsuits or claims, we could face IP infringement or other liabilities, be required to seek costly licenses from third parties for the continued use of third-party IP, be required to re-engineer elements of our proprietary code base (e.g., for the sake of avoiding third-party IP infringement), discontinue or delay the use of infringing aspects of our proprietary code base (such as if re-engineering is not feasible), or disclose and make generally available, in source code form, certain elements of our proprietary code. Any such re-engineering or other remedial efforts could require significant additional research and development resources, and we may not be able to successfully complete any such re-engineering or other remedial efforts.

More broadly, the use of OSS can give rise to greater risks than the use of commercially acquired software, since open-source licensors usually limit their liability in respect of the use of the OSS, and do not provide support, warranties, indemnifications or other contractual protections regarding the use of the OSS, which would ordinarily be provided in the context of commercially acquired software.

Any of the foregoing could adversely impact the value of certain elements of our proprietary code base, and its ability to enforce its intellectual property rights in such code base against third parties. In turn, this could materially adversely affect our business, financial condition, results of operations and prospects.

We may not be able to adequately obtain, maintain, protect and enforce our proprietary and intellectual property rights in our data or technology.

Our success depends in part on our and our licensors' success in obtaining and maintaining effective intellectual property protection. We may be unsuccessful in adequately protecting our intellectual property. We may not be able to file, prosecute, maintain, enforce or license all necessary or desirable intellectual property applications at a reasonable cost or in a timely manner, or in all jurisdictions. Any failure to obtain or maintain patent and other intellectual property protection may harm our business, financial condition and results of operations.

We depend on our proprietary technology, intellectual property and services for our success and ability to compete. We rely and expect to continue to rely on a combination of non-disclosure and confidentiality agreements with our employees, consultants and other parties with whom we have relationships and who may have access to confidential or other protectable aspects of our research and development outputs, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We cannot guarantee employees, consultants, or other parties will comply with confidentiality, non-disclosure, or invention assignment agreements or that such agreements will otherwise be effective in controlling access to and distribution of our products and services, or certain aspects of our products and services, and proprietary information. Additionally, we may be subject to claims from third parties challenging our ownership interest in or inventorship of intellectual property we regard as our own, for example, based on claims that its agreements with employees or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, to a former employer, or to another person or entity. Further, these agreements do not prevent our competitors from independently developing products and services that are substantially equivalent or superior to our products and services. Additionally, certain unauthorized use of our intellectual property may go undetected, or we may face legal or practical barriers to enforcing our legal rights even where unauthorized use is detected.

Our applications for registration of patents, trademarks and other intellectual property rights may not be approved. Although we enter into non-disclosure and confidentiality agreements with parties in the course of business, any of these parties may breach the agreements and disclose such outputs before a patent application is filed, thereby jeopardizing our ability to seek and obtain patent protection. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions, and under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope. It is also possible that we will fail to identify patentable aspects of our developments before it is too late to obtain patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends in part on whether the differences between our inventions and the prior art allow its inventions to be patentable over the prior art.

In addition, we rely substantially upon trademarks to build and maintain the integrity of our brands. Our trademarks or trade names may be challenged, infringed, circumvented, declared unenforceable or determined to be violating or infringing on other intellectual property rights. We may not be able to sufficiently protect or successfully enforce our rights to these trademarks and trade names.

Current law may not provide for adequate protection of our data or technology. In addition, legal standards relating to the validity, enforceability, and scope of protection of proprietary rights in internet-related businesses are uncertain and evolving, and changes in these standards may adversely impact the viability or value of our proprietary rights. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our technology, or certain aspects of our technology, or our data may be unenforceable under the laws of certain jurisdictions. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our data or technology, or certain aspects of our data or technology, may increase. Further, competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our data and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, and we may or may not be able to detect infringement by our customers or third parties. Litigation has been and may be necessary in the future to enforce our intellectual property rights. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce its intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our products and services, impair the functionality of our products and services, delay introductions of new features, integrations, and capabilities, result in our substituting inferior or more costly technologies, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features, integrations, and capabilities, and we cannot be certain that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

We may in the future be sued by third parties for various claims including alleged infringement, misappropriation or other violation of proprietary intellectual property rights.

Our success depends, in part, on our ability to operate without infringing, misappropriating or otherwise violating the patents and other proprietary intellectual property rights of third parties. This is generally referred to as having the "freedom to operate." Because we have only conducted routine searches related to third party patent filings and publications and have not conducted an in-depth freedom to operate search, which is time consuming and costly, we may not be aware of issued patents that a third party might assert are infringed by our current products and services, which could materially impair our ability to commercialize our current or any future products and services. Even if we diligently search third-party intellectual property for potential infringement by our current or any future products and services, we may not successfully find intellectual property that our current or any future products and services may infringe. If we are unable to secure and maintain the freedom to operate, third parties could preclude us from commercializing our current or future products and services. There is considerable patent and other intellectual property development activity in our market, and litigation, based on allegations of infringement or other violations of intellectual property, is frequent in internet-based industries. We may receive communications from third parties, including practicing entities and non-practicing entities, claiming that we have infringed their intellectual property rights.

In addition, we may be sued by third parties for breach of contract, defamation, negligence, unfair competition, or patent, copyright, trademark or other intellectual property infringement, misappropriation or other violation, or claims based on other theories, which may or may not be brought without merit. We could also be subject to claims based upon the content that is accessible from our website and other outlets through links to other websites or information on our website or other outlets supplied by third parties or claims that our alleged collection of information from third-party sites without a license violates certain federal or state laws or website terms of use. We could also be subject to claims that the collection or provision of certain information breached laws or regulations relating to privacy or data protection. The defense and prosecution of intellectual property claims, interference proceedings and related legal and administrative proceedings, both in the United States and internationally, involve complex legal and factual questions. As a result, such proceedings are lengthy, costly and time-consuming, and their outcome is highly uncertain. We may become involved in protracted and expensive litigation in order to determine the enforceability, scope and validity of the proprietary rights of others, or to determine whether we have the freedom to operate with respect to the intellectual property rights of others.

If we are found to infringe a third-party's intellectual property rights, we could be required to obtain a license from such third-party to continue developing and marketing our current and any future products or services. We may also elect to enter into such a license to settle pending or threatened litigation. However, we may not be able to obtain any required license on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us and could require us to pay significant royalties and other fees. We could be forced, including by court order, to cease commercializing the infringing products or services. In addition, we could be found liable for monetary damages, which may be significant. If we are found to have willfully infringed a third-party patent, we could be required to pay treble damages and attorneys' fees. A finding of infringement could prevent us from commercializing our planned products or services in commercially important jurisdictions, or force us to cease some of our business operations, which could harm our business.

Even if we are successful in defending against intellectual property claims, litigation or other legal proceedings relating to such claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities.

Furthermore, our agreements with some of our customers, suppliers or other entities with whom we do business may require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be beneficial to our business relationships. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers, suppliers or other entities, or may be required to obtain licenses. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products or services. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, operating results or financial condition.

Additionally, there are potential issues around possible ownership rights in personal data, which is subject to evolving regulatory oversight. As a result of any claims against us regarding suspected infringement, our technologies may be subject to injunction, we may be required to pay damages, or we may have to seek a license to continue certain practices (which may not be available on reasonable terms, if at all), all of which may significantly increase our operating expenses or may require us to restrict our business activities and limit our ability to deliver our products and services and/or certain features, integrations, and capabilities of our products and services. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense and/or cause it to alter our products or services, which could negatively affect our business. Further, many of our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims, so any alleged infringement by us resulting in claims against such customers would increase our liability.

Our exposure to risks associated with various claims, including the use of intellectual property, may increase due to acquisitions of other companies. For example, we may have a lower level of visibility into the development process with respect to intellectual property or the care taken to safeguard against infringement risks with respect to the acquired company or technology. In addition, third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to such acquisition.

We are subject to sanctions, anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. domestic bribery laws, the United Kingdom Bribery Act and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Due to the international scope of our operations, we must comply with these laws in each jurisdiction where we operate. Additionally, many anti-bribery and anti-corruption laws, including the FCPA, have long-arm statutes that can expand the applicability of these laws to our operations worldwide. Accordingly, we must incur significant operational costs to support our ongoing compliance with anti-bribery and anti-corruption laws at all levels of our business. If we fail to comply with these laws, we may be subject to significant penalties. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international and public sector sales and businesses, we may engage with business partners and third-party intermediaries to market our products and services and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries and our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, we cannot guarantee that all of our employees and agents will comply with our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

We may be exposed to fluctuations in foreign currency exchange rates that could adversely impact our results of operations.

Our international sales are generally denominated in foreign currencies, and these revenues could be materially affected by currency fluctuations as we expand our international operations. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Our results of operations may be impacted by transaction gains or losses related to revaluing certain monetary asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. Moreover, significant and unforeseen changes in foreign currency exchange rates may cause us to fail to achieve our stated projections for revenues and operating income, which could have an adverse effect on our stock price. We will continue to experience fluctuations in foreign currency exchange rates, which, if material, may harm our revenues or results of operations as we expand our international operations.

We have entered into certain licensing agreements and other strategic relationships with third parties. These agreements and relationships may not continue and we may not be successful in entering into other similar agreements and relationships. If we fail to maintain our current licensing agreements or establish new relationships, it could result in loss of revenue and harm our business and financial condition or inability for us to use the intellectual property licensed to us by the applicable third party.

We have licensed certain components of our technologies from third parties and rely upon such licenses, in part, for the successful development and commercialization of certain technologies, products and services. The success of certain of our products and services may depend on maintaining successful relationships with our third-party license partners. If such license agreements were to terminate prematurely or if we breach the terms of any licenses or otherwise fail to maintain such licenses, we may lose the ability to offer certain products and services that use such licenses. If there are no active statements of work, counterparties may have the right to terminate such license agreements for its convenience. In addition, we may need to obtain licenses to additional technologies in the future in order to keep our products and services competitive. If we fail to license or otherwise acquire and maintain necessary technologies, we may not be able to develop new products and services necessary to remain competitive.

We also license our intellectual property for use by third party partners in exchange for payment obligations to us. If any of these license agreements expire or terminate prematurely, we would lose the revenue we receive in connection with such payment obligation. Further, we may, from time to time, elect to enter into exclusive licensing arrangements of portions of our content, which may limit our ability to enter into alternative licensing arrangements that may be more advantageous to us in the future.

We have identified a material weakness in our internal controls over financial reporting, and our management has concluded that certain elements of our internal controls over financial reporting program are not effective. While we are working to remediate our material weakness in our internal controls over financial reporting, we cannot assure you that additional material weaknesses will not occur in the future. If our internal controls over financial reporting are not effective, we may not be able to accurately report our financial results, or prevent fraud, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We have historically had a small internal accounting, finance, and information technology staff. This lack of adequate accounting and information technology resources has resulted in the identification by our independent registered public accounting firm of a material weakness in our internal controls as of December 31, 2025. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. There were deficiencies in the design and operation of information technology general controls ("ITGCs") over logical access and change management for the Company's enterprise resource planning system and over logical access for the Company's customer relationship management system that support the Company's financial reporting processes. All automated and manual business process controls, including controls around the segregation of duties over manual journal entries, that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted by the ITGC deficiencies. We are committed to remediating this material weakness and have been proactively working through remediation efforts. While our efforts are ongoing, we plan to continue to take additional steps to remediate the area of ongoing material weakness, improve our financially relevant systems and applications, and implement new policies, procedures, and controls; however, we cannot guarantee those measures will prevent or detect material weaknesses in the future. Further, we cannot provide any assurance that we, or our independent registered accounting firm, will not identify new material weaknesses in our internal controls over financial reporting in the future.

Our risk management processes and procedures may not be effective.

While we have established processes and procedures intended to identify, measure, monitor and control certain types of risk to which we are subject, including liquidity risk, strategic risk, operational risk, cybersecurity risk, and reputational risk, those procedures may not be effective.

Risk is inherent in our business, and therefore, despite our efforts to manage risk, there can be no assurance that we will not sustain unexpected losses. We could incur substantial losses and our business operations could be disrupted to the extent our business model, operational processes, control functions, technological capabilities, risk analyses, and business/product knowledge do not adequately identify and manage potential risks associated with our strategic initiatives. There also may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated, including when processes are changed or new products and services are introduced, including entry into the political prediction markets. If our risk management framework does not effectively identify and control its risks, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business, financial condition, and results of operations.

We operate in competitive markets and may be adversely affected by this competition.

The markets for our products and services are competitive and are subject to rapid technological changes and evolving customer demands and needs. We compete on the basis of various factors, including the quality of the insights that our products and services deliver, the quality of our competitors' solutions, customers' perception of our products and services relative to the value that they deliver, and the quality of our user interfaces and the overall customer experience.

Some of our principal competitors are established companies that have substantial financial resources, recognized brands, technological expertise and market experience, and these competitors may have more established positions in certain product lines and geographies than we do. We also compete with smaller and sometimes newer companies, some of which are specialized with a narrower focus than our company, and face competition from enterprise information services and legal and regulatory information companies.

Our competitors may be able to adopt new or emerging technologies or address customer requirements more quickly than we can. New and emerging technologies can also have the impact of allowing start-up companies to enter the market more quickly than they would have been able to in the past. We may also face increased competition from companies that could pose a threat to our business by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their competitors to enhance their products and services. A number of our principal competitors may continue to make acquisitions as a means to improve the competitiveness of their offerings. In order to better serve the needs of our existing customers and to attract new customers, we must continue to:

- enhance and improve our existing products and services (such as by adding new content);
- develop new products and services;
- invest in technology; and
- partner with other businesses in key sectors that will allow us to offer a broader array of products and services.

Our ability to compete successfully is also impacted by the growing availability of information from government information systems and other free sources, as well as competitors who aggressively market their products as a lower cost alternative. See "—***Increased accessibility to free or relatively inexpensive information sources that offer comparable value to customers may reduce demand for our products and services***." Because some of our competitors may be able to offer products and services that may be more cost effective than ours, including through the provision of price incentives for new customers, and because some of our competitors' products and services may be seen as having greater functionality or performance than ours, the relative value of some of our products or services could be diminished. Customers may seek to utilize general purpose AI platforms either to obtain political or policy-related information or to develop their own internal workflow tools, either of which might reduce demand for our products and services. In addition, some of our competitors combine competing products with complementary products as packaged solutions, which could preempt use of our products or services. Competition from such free or lower cost sources may require us to reduce the price of some of our products and services (which may result in lower revenues) or make additional capital investments (which might result in lower profit margins). If we are unable or unwilling to reduce prices or make additional investments in the future, we may lose customers and our financial results may be adversely affected. In addition, implementation of annual price increases by us from time to time may also, in some cases, cause customers to use lower-cost competitors.

Changes in tax laws or regulations in the various tax jurisdictions to which we are subject that are applied adversely to us or our customers could increase the costs of our products and services and harm our business.

New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Those enactments could harm our domestic and international business operations and our business, results of operations, and financial condition. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future paying customers may elect not to purchase our products and services in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers' and our compliance, operating, and other costs, as well as the costs of our products and services. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, results of operations and financial condition.

The application of U.S. federal, state, local, and international tax laws to services provided electronically is continually evolving. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted or applied adversely to us, possibly with retroactive effect, which could require us or our paying customers to pay additional tax amounts, as well as require us or our paying customers to pay fines or penalties, as well as interest for past amounts. If we are unsuccessful in collecting such taxes due from our paying customers, we could be held liable for such costs, thereby adversely affecting our results of operations and harming our business.

As a company with international operations, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. In addition, authorities in these jurisdictions could review our tax returns and impose additional tax, interest, and penalties, and they could claim that various withholding requirements apply to us or assert that benefits of tax treaties are not available to us, any of which could harm us and our results of operations.

Information Technology and Data Risks

Cyberattacks, security, privacy, or data breaches or other security incidents that affect our networks or systems, or those of our service providers, involving our or our customers' sensitive, personal, classified or confidential information could expose us to liability under various laws and regulations across jurisdictions, decrease trust in us and our products and services, increase the risk of litigation and governmental investigation, and harm to our reputation, business, and financial condition.

Threats to network and data security are constantly evolving and becoming increasingly diverse and sophisticated. Our products and services, as well as our servers and computer systems and those of third parties that we rely on in our operations could be vulnerable to cybersecurity risks. As such, we may be subject to risks inherent to companies that process personal data. An increasing number of organizations have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks.

We implement measures to protect sensitive and personal data in accordance with our contracts, data protection laws and consumer laws. However, we may be subject to data breaches involving factors beyond our control, including data breach incidents suffered by third parties with which we contract or interact. Any technical problems that may arise in connection with our data and systems, including those that are hosted by third-party providers, could result in interruptions to our business and operations or exposure to security vulnerabilities. These types of problems may be caused by a variety of factors, including infrastructure changes, intentional or accidental human actions or omissions, software errors, malware, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. From time to time, large third-party web hosting providers may experience outages or other problems that would result in their systems being offline and inaccessible, which could materially impact our business and operations.

The secure processing, storage, maintenance and transmission of critical customer and business information are vital to our operations and our business strategy, and although we devote significant resources to protecting such information and take what we believe to be reasonable and appropriate measures to protect sensitive information from compromises such as unauthorized access, disclosure, or modification or lack of availability, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions. Although we maintain, and are in the process of improving, internal access control mechanisms and other security measures to ensure secure and appropriate access to and storage and use of our sensitive, business, personal, financial or confidential information by anyone including our employees, contractors and consultants, these mechanisms may not be entirely effective or fully complied with internally. We may in the future identify data protection issues requiring remediation and updates to our data security measures and compliance functions. Any misappropriation of sensitive information could harm our relationship with customers and cause us to incur financial liability and reputational harm. If any person, including any of our employees, improperly breaches our network security or otherwise mismanages or misappropriates sensitive data, we could be subject to regulatory actions and significant fines or lawsuits for breaching contractual confidentiality or data protection provisions, which could result in negative publicity, legal liability, loss of customers and damage to our reputation.

Because the techniques used by an individual or a group to obtain unauthorized access, make unwarranted alteration to our data, disable or degrade services, or sabotage systems are often complex, not easily recognizable and evasive, We may not be able to anticipate these techniques and implement adequate preventative measures. Such individuals or groups may be able to circumvent our security measures (including, but not limited to, through the deployment of harmful phishing attacks, malware infection, ransomware, system intrusion, misuse of systems, website defacement, social engineering and denial of service attacks) and may improperly access or misappropriate confidential, proprietary, or sensitive information held by us or on our behalf , disrupt our operations, damage our computers, or otherwise damage our business. Although we have developed or deployed systems and processes that are designed to protect our servers, platform and data, including sensitive data, we cannot guarantee that such measures will be effective at all times. Our efforts may be hindered due to, for example:

- government surveillance, regulatory requirements or other external events;

- software bugs or other technical errors or issues;

- errors or misconduct of employees, contractors or others;

- the rapidly evolving threat landscape; and

- inadequate or failed internal processes or business practice.

Actual or perceived breaches of our security could subject us to regulatory investigations and orders, litigation, indemnity obligations, damages, penalties, fines and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations and other liabilities. Any such incident could also materially damage our reputation and harm our business, results of operations and financial condition. We cannot be certain that our errors, omissions, and cyber liability insurance coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Any of the foregoing could subject us to fines, scrutiny and legal actions, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We depend on third parties for data, information and other services, and our ability to serve our customers could be adversely impacted if such third parties fail to fulfill their obligations, if we are unable to effectively manage and minimize errors, failures, interruptions or delays caused by third parties or if our arrangements with them are terminated and suitable replacements cannot be found on commercially reasonable terms or at all.

Interruptions or delays in services from third parties, including providers of datasets relevant to our products, data center hosting facilities, internet infrastructure, cloud computing platform providers, and other hardware and software vendors, or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, could impair the delivery of our services and harm its business.

We currently serve our customers through the use of third-party data center hosting facilities and cloud computing platform providers. Damage to, or failure of, these systems, or systems upon which they depend such as internet infrastructure, could cause interruptions in our services. We have occasionally experienced interruptions in our services and such interruptions may occur in the future. Such interruptions may cause customers to terminate their subscriptions, and adversely affect our customer renewal and upgrade performance and our ability to attract new customers, all of which would reduce our revenue. Our business would also be harmed if our customers and potential customers believe our services are unreliable.

We do not control the operation of third-party facilities, and they may be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism, and similar misconduct, as well as local administrative actions, changes to legal or permitting requirements, and litigation to stop, limit, or delay operation. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems at these facilities could result in lengthy interruptions in our services.

These hardware, software, data, and cloud computing systems may not continue to be available at reasonable prices, on commercially reasonable terms, or at all. Any loss of the right to use any of these hardware, software, or cloud computing systems could significantly increase our expenses and otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license, and integrated into our services.

Technical problems or disruptions affecting customers' access to our services, or the software, internal applications, databases, and network systems underlying our services, could damage our reputation and brands and lead to reduced demand for our products and services, lower revenues, and increased costs.

Our business, brands, reputation, and ability to attract and retain users and customers depend upon the satisfactory performance, reliability, and availability of our products and services, which in turn depend upon the availability of the internet and our service providers. Interruptions in these systems, whether due to system failures, computer viruses, software errors, physical or electronic break-ins, or malicious hacks or attacks on our systems (such as denial of service attacks), could affect the security and availability of our products and services on its websites and prevent or inhibit the ability of users to access our products and services. In addition, the software, internal applications, and systems underlying our products and services are complex and may not be error-free. We may encounter technical problems when it attempts to enhance its products, services and systems. Any inefficiencies, errors, or technical problems with our systems could reduce the quality of our products and services or interfere with our customers' use of its products and services, which could reduce demand, lower our revenues, and increase our costs.

Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, security breaches, computer viruses, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, earthquakes, and similar events. The occurrence of any of the foregoing events could result in damage to or failure of our systems. These risks may be heightened for operations at facilities outside of our direct control, and the majority of the communications, network, and computer hardware used to operate the cloud for our platforms are located at facilities maintained by Amazon, Google and Salesforce, among others, which we do not own or control.

Risks Related to the Ownership of Our Class A Common Stock

Our Co-Founders hold shares of FiscalNote Class B Common Stock, entitled to twenty-five (25) votes per share, which limits or precludes other stockholders' ability to influence the outcome of matters submitted to stockholders for approval, including the election of directors, the approval of certain employee compensation plans, the adoption of amendments to our organizational documents and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Class B Common Stock have twenty-five (25) votes per share, and our Class A Common Stock have one vote per share. Mr. Tim Hwang, our Executive Chairman and Co-Founder, and Mr. Gerald Yao, our Co-Founder (together our "Co-Founders"), together hold all of the issued and outstanding shares of our Class B Common Stock, which represent 4.3% our common stock as of December 31, 2025. Accordingly, as of December 31, 2025 where a majority or plurality vote is required, as applicable, Mr. Hwang holds 45.5% of the voting power of our outstanding common stock and Mr. Yao holds 7.5% of the voting power of our outstanding common stock. Therefore, our Co-Founders will be able to determine the outcome of matters submitted to our stockholders for approval, including the election of directors (which requires only a plurality vote), amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Our Co-Founders would cease to hold a majority of the voting power of our outstanding common stock if they disposed of shares of Class B Common Stock representing approximately 0.5% of our outstanding common stock, in transactions other than Permitted Transfers as defined in our certificate of incorporation ("Charter"), assuming no other issuances of either Class A or Class B Common Stock have occurred since December 31, 2025 and prior to such dispositions. Our Co-Founders, individually or together, may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our Class A Common Stock. Any future issuance of Class B Common Stock may be dilutive to holders of Class A Common Stock. For information about our dual-class structure, see Note 10, *Stockholders' Equity*, in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Sales of a substantial number of our Class A Common Stock into the public market or the perception that such sales might occur, could cause the market price of our Class A Common Stock to decline. Additionally, the issuance of additional shares of our Class A Common Stock will dilute our other stockholders.

Sales of a substantial number of shares of our Common Stock into the public market or the perception that such sales might occur, could cause the market price of our Class A Common Stock to decline and may make it more difficult for you to sell your Class A Common Stock at a time and price that you deem appropriate.

As previously disclosed, on August 12, 2025, we issued a senior subordinated promissory note to GPO FN Noteholder in the aggregate principal amount of $20.4 million (the "2025 GPO Note") which require us to (i) to satisfy the interest payable thereunder in cash or freely tradeable shares of our Class A Common Stock at our option and (ii) make quarterly installment payments of $2.0 million of the outstanding principal beginning April 1, 2026 in the form of freely tradeable shares of the Company's Class A Common Stock, cash, or a combination thereof ((i) and (ii) collectively, the "GPO Shares"). On August 12, 2025 and September 11, 2025, the Company also issued convertible debentures to YA II PN, Ltd. ("YA") in an aggregate principal amount of approximately $33.3 million to YA (the "Convertible Debentures"). YA is entitled to convert any portion of the principal amount of the Convertible Debentures and accrued interest thereon into shares of the Company's Class A Common Stock (the "Debenture Conversion Shares"), subject to certain limitations.

The issuance of the GPO Shares and Debenture Conversion Shares may cause stockholders to experience significant dilution of their ownership interests and cause the market price of our Class A Common Stock to decline.

The Warrants may never be in the money, and may expire worthless.

The effective exercise price of the Warrants is $87.82 per share. We believe the likelihood that warrant holders will exercise the Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Common Stock. If the trading price for our shares of Class A Common Stock is less than

$87.82 per share, we believe holders of the Warrants will be unlikely to exercise their Warrants. On December 31, 2025, the closing price of our Class A Common Stock on the NYSE was $1.47 per share. There is no guarantee that the Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Warrants may expire worthless and we may receive no proceeds from the exercise of the Warrants.

We incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

We became a public company following the consummation of the Business Combination, and as such incur significant legal, accounting and other expenses that Legacy FiscalNote (the FiscalNote entity from founding in 2013 through its public offering in 2022) did not incur as a private company, which we expect to further increase since we no longer qualify as an "emerging growth company". We are subject to the reporting requirements of the Exchange Act and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of the NYSE, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increased our historical legal and financial compliance costs and have made some activities more time-consuming and costly, such as attracting and retaining qualified members of our Board as compared to Legacy FiscalNote as a private company.

We may need to hire additional accounting and finance staff or engage outside consultants with public company experience and technical accounting knowledge, and maintain an internal audit function, which will increase our operating expenses. Moreover, we could incur additional compensation costs if we decide to pay cash compensation comparable to other publicly-listed companies, which would increase our general and administrative expenses and could adversely affect our profitability. We are evaluating these rules and regulations and related matters, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A Common Stock, our stock price and trading volume could decline.

The trading market for our Class A Common Stock will be influenced by the research and reports that industry or securities analysts publish about it or its business. We do not control these analysts. If any of the analysts who cover us downgrade our Class A Common Stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A Common Stock may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A Common Stock to decline and our Class A Common Stock to be less liquid.

Should the price or trading volume of our Class A Common Stock decline, it could indicate an impairment of our assets.

We may issue preferred stock, the terms of which could adversely affect the voting power or value of our Class A Common Stock.

Our certificate of incorporation authorizes us to issue, without the approval of its stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations, and relative rights, including preferences over our Class A Common Stock respecting dividends and distributions, as our Board may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A Common Stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our Class A Common Stock.

We do not plan to pay dividends in the foreseeable future.

We likely will continue to operate at a loss in the foreseeable future, and will retain most, if not all, of its available funds and any future earnings to fund the development and growth of our business. As a result, we do not plan to pay any cash dividends in the foreseeable future.

Our Board has discretion as to whether to distribute dividends. Even if the Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, you may need to rely on sales of our Class A Common Stock after price appreciation as the only way to realize any future gains on your investment. However, our Class A Common Stock may not appreciate in value or the market price thereof may decline.

Our Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by its stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or other stockholders.

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, any (i) derivative action or proceeding brought on its behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any of our current or former director, officer, other employee or stockholder (iii) action asserting a claim against us arising pursuant to any provision of the Delaware General Corporate Law (DGCL), our Charter or our Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery, (iv) action to interpret, apply, enforce or determine the validity of any provisions of our Charter or our Bylaws, or (v) action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have jurisdiction thereof, the federal district court or other state courts of the State of Delaware. Notwithstanding the foregoing, the federal district courts of the United States will be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act, and the foregoing exclusive forum provisions of our Charter will not apply to claims arising under the Exchange Act or other federal securities laws for which there is exclusive federal jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provision in our Charter.

This choice-of-forum provision may limit a stockholder's ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with us or our directors, officers, other stockholders, or employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Charter inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations and result in a diversion of the time and resources of our management and Board.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

As a company, we devote significant resources to cybersecurity and risk management processes in order to adapt to the changing cybersecurity landscape and respond to emerging threats in a timely and effective manner. Our cybersecurity risk management program is led primarily by our Vice President - Information Security, who has over 15 years' experience in cybersecurity, information technology, and related compliance and holds a Certified Information Systems Security Professional certification. The information security team works cross-functionally, with significant involvement from other members of senior management and oversight by the Board.

The information security team is responsible for, among other matters:

- designing, implementing and periodically assessing our cybersecurity safeguards and related policies and procedures, including those pertaining to encryption standards, antivirus protection, remote access, multi-factor authentication, data classification, device management, and the use of the internet, social media, email and wireless devices;

- monitoring current and emerging cybersecurity threats to which the business may become exposed; and

- providing oversight of risks of cybersecurity threats associated with our use of third-party service providers, including reviewing such engagements when proposed in order to identify and assess risks potentially arising therefrom.

In addition, the information security team is responsible for obtaining and maintaining Service Organization Control Type 2 ("SOC-2") certification for the Company's product portfolio. The Company has obtained SOC-2 certification for many of its products, which subjects those products to an annual compliance audit conducted by a third party, and we work to include progressively more products within the scope of the audit year over year.

We view cybersecurity as a shared responsibility throughout the Company. At a management level, we have performed tabletop exercises incorporating external resources, advisors and relevant members of the Board as needed. The Company requires all employees to participate in an annual cybersecurity training reviewed by the information security function, and management regularly communicates with employees about potential cybersecurity risks and methods for reporting incidents. The Company has adopted and maintains an Incident Response Plan, which provides for various methods of reporting and escalation of incidents, activation of an incident response team consisting of relevant cross-functional leaders (e.g., legal, information security, operations), assessment of the severity of incidents, processes for investigating and remediating incidents and compliance with related legal and regulatory obligations, among other matters. The Incident Response Plan provides for the involvement of the Company's Disclosure Review Committee to assess the materiality of cybersecurity incidents and any disclosure obligations required in respect thereof. Management periodically reviews the Company's cybersecurity risk management strategy and processes - including the Incident Response Plan - to assess their efficacy in light of current and emerging threats.

The Company's Board, which is responsible for oversight of risk management related to our business as a whole, has delegated responsibility to the Audit Committee for oversight of the Enterprise Risk Management ("ERM") program and cybersecurity risk, among other matters. Cybersecurity risk is among the risks monitored by the ERM program, which establishes an annual cadence for identifying material risks facing the Company, as well as quarterly reporting to the Audit Committee on the severity of each such risk and mitigation measures being implemented. The Audit Committee also receives an annual update from the information security function on the Company's current cybersecurity risks, recent enhancements to the Company's safeguards and related policies. The Company's Incident Response Plan provides for notification of and consultation with the Audit Committee in the event of a cybersecurity incident exceeding specified levels of severity.

We face a number of cybersecurity risks in connection with our business. Although such risks have not materially affected us, including our business strategy, results of operations or financial condition, to date, we have, from time to time, experienced threats to, and breaches of, our data and systems, including malware and computer virus attacks. For more information about the cybersecurity risks we face, see the risk factor entitled, "Cyberattacks, security, privacy, or data breaches or other security incidents that affect our networks or systems, or those of our service providers, involving our or our customers' sensitive, personal, classified or confidential information could expose us to liability under various laws and regulations across jurisdictions, decrease trust in us and our products and services, increase the risk of litigation and governmental investigation, and harm to our reputation, business, and financial condition" in Item 1A- Risk Factors - "*Information Technology and Data Risks*."

Item 2. Properties.

The Company's principal executive offices and global headquarters are located in Washington, D.C., and consist of approximately 65,000 square feet of space under a lease that expires on May 31, 2031. We also maintain a presence in a number of other jurisdictions internationally, including London, United Kingdom; Brussels, Belgium; Gurugram, India; and Singapore. We use these facilities for research and development, product engineering, sales and marketing, communications, finance, information technology and security, legal, human resources, and other administrative functions. We believe that our existing properties are suitable and adequate for our current needs, and we will continue to assess our facilities requirements as our business grows and operations evolve.

Item 3. Legal Proceedings.

From time to time, we may become involved in legal or regulatory proceedings, including intellectual property claims, commercial contract matters or employment-related disputes. Such cases may raise complex factual and legal issues, may subject us to material risks and uncertainties, could require significant management time and corporate resources to defend, could result in significant media coverage and negative publicity, and could be harmful to our reputation and our brand. We are not currently a party to any litigation or regulatory proceeding that we expect to have a material adverse effect on our business, results of operations, financial conditions or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Class A Common Stock and Public Warrants are currently listed on the NYSE under the symbols "NOTE" and "NOTE.WS", respectively.

Holders

As of March 9, 2026, there were approximately 292 holders of record of our Class A Common Stock, which amount does not include participants of The Depository Trust Company or beneficial owners holding shares of Class A Common Stock or Public Warrants through nominee names, there were two holders of record of our Class B Common Stock, and there were three holders of record of our Private Warrants.

Dividend Policy

We have not paid any cash dividends on our Common Stock to date. We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur.

Unregistered Sales of Equity Securities.

None.

Issuer Purchases of Equity Securities.

The Company had no transactions regarding purchases of Common Stock during the quarter ended December 31, 2025. The Company does not have any publicly announced plan or programs for share purchases.

Item 6. (Reserved)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion provides information that FiscalNote's management believes is relevant to an assessment and understanding of FiscalNote's consolidated results of operations and financial condition. The discussion should be read together with our financial statements and accompanying notes included in Part II, Item 8 of this Annual Report on Form 10-K.

Certain monetary amounts, percentages and other figures included below have been subject to rounding adjustments as amounts are presented in thousands or millions, as the context describes. Percentage amounts included below have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere herein. Certain other amounts that appear below may not sum due to rounding.

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below, in the annual consolidated financial statements and related notes included in Part II, Item 8 of this Form 10-K, and in the sections of this report titled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors." Unless the context otherwise requires, references in this Annual Report on Form 10-K to the "Company," "FiscalNote," "we," "us," or "our" refer to the business of Old FiscalNote, which became the business of New FiscalNote and its subsidiaries following the Closing.

Overview

FiscalNote delivers deep expertise in legislative tracking, regulatory analysis, and stakeholder engagement through PolicyNote, our flagship platform. Built to ensure a complete, real-time view of the policy landscape, PolicyNote delivers extensive policy data integrated with AI-powered monitoring and expert analysis, fueled by the trusted reporting of CQ and Roll Call, and coupled with the grassroots mobilization power of VoterVoice. Our PolicyNote suite rapidly provides users with the clarity on the policy landscape needed to make an impact. In our core products, we ingest unstructured data on legislative and regulatory developments, and overlay that data with our sophisticated in-house AI and data science expertise to deliver structured, relevant and actionable information that facilitates and informs our customers' key operational and strategic decisions. In addition, as the way organizations consume policy data and analysis changes, we are leveraging our policy domain expertise to expand into political prediction markets and enhancing our agentic API offerings to enable organizations to incorporate our policy intelligence directly into their internally-developed systems.

Business Combination

On July 29, 2022, the Company consummated the transactions contemplated by the Agreement and Plan of Merger, dated as of November 7, 2021, and as amended on May 9, 2022, (the "Merger Agreement"), by and among FiscalNote Holdings, Inc., a Delaware corporation ("Old FiscalNote"), Duddell Street Acquisition Corp., a Cayman Islands exempted company ("DSAC"), and Grassroots Merger Sub, Inc., a Delaware Corporation and a wholly owned direct subsidiary of DSAC ("Merger Sub" and, together with DSAC, the "DSAC Parties"). Pursuant to these transactions, Merger Sub merged with and into Old FiscalNote, with Old FiscalNote becoming a wholly owned subsidiary of DSAC (the "Business Combination" and, collectively with the other transactions described in the Business Combination Agreement, the "Transactions"). In connection with the closing of the Transactions, DSAC domesticated and continued as a Delaware corporation under the name of "FiscalNote Holdings, Inc." ("New FiscalNote"). Unless the context otherwise requires, references in this Annual Report on Form 10-K to the "Company," "FiscalNote," "we," "us," or "our" refer to the business of Old FiscalNote, which became the business of New FiscalNote and its subsidiaries following the closing on July 29, 2022. Subsequent to the closing of the Business Combination, the Company's Class A common stock and public warrants began trading on the New York Stock Exchange ("NYSE") under the symbols "NOTE" and "NOTE.WS," respectively. The Company accounted for the Business Combination as a reverse recapitalization whereby Old FiscalNote was determined as the accounting acquirer and DSAC as the accounting acquiree. Accordingly, the Business Combination was treated as the equivalent of Old FiscalNote issuing stock for the net assets of DSAC, accompanied by a recapitalization. The net assets of DSAC are stated at historical cost, with no goodwill or other intangible assets recorded.

Significant Events

Debt Refinance

As described in Note 9, *Debt* to the consolidated financial statements included elsewhere in this Form 10-K, on August 12, 2025, the Company closed a series of transactions whereby the Company (a) retired all of its then outstanding obligations under the senior term loan consummated pursuant to the Credit Agreement with Runway Growth Finance Corp., ORIX Growth Capital, LLC, Clover Orochi LLC, and ACM ASOF VIII SaaS FinCo LLC entered into concurrent with the Business Combination (the "Prior Senior Term Loan") totaling approximately $62.7 million (including accrued and unpaid interest and deferred finance costs) and replaced it with a $75.0 million new 2025 senior term loan maturing in August 2029; (b) issued YA $21.0 million of Convertible Debentures for $18.9 million cash; (c) paid the holder of the Prior GPO Convertible Note $27.0 million to redeem $30.0 million of aggregate principal under the Prior GPO Convertible Note and exchanged the Prior GPO Convertible Note for a new convertible note with a principal balance of $20.4 million maturing in November 2029 (the "2025 GPO Convertible Note"), and (d) retired all of its then outstanding obligations under the Amended Legacy Notes (as defined and discussed in Note 9, *Debt*, to consolidated financial statements included elsewhere in this Form 10-K) by paying the holders $3.6 million in cash. On September 11, 2025, the Company issued another $12.3 million of Convertible Debentures to YA whereby the net proceeds of approximately $11.1 million was used to repay the outstanding obligations under the Third Era Convertible Note (as defined and discussed in Note 9, *Debt*, to consolidated financial statements included elsewhere in this Form 10-K) totaling $8.2 million.

Factors Impacting the Comparability of Our Operating Results

Dispositions

On July 1, 2025, we completed the sale of TimeBase for $7.4 million comprised of a cash payment to the Company of $6.7 million and a buyer holdback of $0.7 million. The Company recorded a gain of $1.3 million from the sale of TimeBase during the year ended December 31, 2025.

On March 31, 2025, we completed the sale of Dragonfly and Oxford Analytica for $40.3 million in cash. The Company recorded a gain of $15.3 million from the sale of Dragonfly and Oxford Analytica during the year ended December 31, 2025.

On October 31, 2024, we completed the sale of Aicel Technologies business ("Aicel") for $9.7 million comprising of $8.5 million of cash and the assumption of an existing convertible note issued by Aicel in 2022, with an outstanding total principal and accrued paid-in-kind interest amount of $1.2 million. The Company recorded a gain of $0.5 million from the sale of Aicel in the fourth quarter of 2024.

On March 11, 2024, we completed the sale of Board.org for $90.9 million in cash at closing. The Company recorded a gain on sale of business of $71.5 million during the year ended December 31, 2024.

These businesses contributed the following:

- Subscription revenue of approximately $4.0 million and $19.5 million for the years ended December 31, 2025 and 2024, respectively.

- Non-subscription revenue of approximately $0.7 million and $3.2 million for the years ended December 31, 2025 and 2024, respectively.

- ARR of approximately $15.5 million at December 31, 2024, respectively.

At the end of 2024 the Company had approximately 573 employees with approximately 555 full-time. As a result of the Company's business dispositions, product rationalization, business simplification, and cost takeout actions, the Company's full-time equivalent headcount reduced by approximately 148 from the beginning of the year through December 31, 2025. As a result, the Company has seen a reduction in overall cash costs across all operating expenses. Management will continue evaluating for additional rationalization opportunities to further reduce the complexity of the business and reduce ongoing operating expenses.

We are focused on several key growth levers, including cross-selling and upselling opportunities at existing clients, expanding our client base with a focus on enterprise and government customers, expansion into adjacent markets, such as the political prediction markets, and enhancing and productizing policy data agentic APIs. Several of these growth drivers require investment in and refinement of our go-to-market approach and, as a result, we may continue to incur additional costs upfront to obtain new customers and expand our relationships with existing customers, including additional sales and marketing expenses specific to subscription revenue.

We plan to invest a portion of our available capital resources in building innovative products, attracting new customers and expanding our leadership role in the legal and regulatory information market to drive growth organically. We may also evaluate investment and commercial partnership opportunities to supplement our existing offerings, enabling us to enter new markets and potentially create new sources of revenue. We may also continue to divest non-core business lines or products consistent with our strategic policy focus and streamlining initiatives.

Key Performance Indicators

In addition to our GAAP results further described and discussed below in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," we monitor the following key performance indicators to evaluate growth trends, prepare financial projections, make strategic decisions, and measure the effectiveness of our sales and marketing efforts. Our management team assesses our performance based on these key performance indicators because it believes they reflect the underlying trends and indicators of our business and serve as meaningful indicators of our continuous operational performance.

Annual Recurring Revenue ("ARR")

Over 93% of our revenues are subscription based, which leads to high revenue predictability. Our ability to retain existing subscription customers is a key performance indicator that helps explain the evolution of our historical results and is a leading indicator of our revenues and cash flows for subsequent periods. We use ARR as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring subscription customer contracts. We calculate ARR on a parent account level by annualizing the contracted subscription revenue, and our total ARR as of the end of a period is the aggregate thereof. ARR is not adjusted for the impact of any known or projected future customer cancellations, upgrades or downgrades, or price increases or decreases. The amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to timing of the revenue bookings during the period, cancellations, upgrades, or downgrades and pending renewals. ARR should be viewed independently of revenue as it is an operating metric and is not intended to be a replacement or forecast of revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Our ARR at December 31, 2025 and December 31, 2024 was $84.1 million and $107.5 million, respectively. ARR at December 31, 2024, excluding the impact of the sale of Oxford Analytica, Dragonfly, and TimeBase was $91.9 million.

Net Revenue Retention ("NRR")

Our NRR, which we use to measure our success in retaining and growing recurring revenue from our existing customers, compares our recognized recurring revenue from a set of customers across comparable periods. We calculate our NRR for a given period as ARR at the end of the period minus ARR contracted from new clients for which there is no historical revenue booked during the period, divided by the beginning ARR for the period. We calculate NRR at our parent account level. Our calculation of NRR for any fiscal period includes the positive recurring revenue impacts of selling additional licenses and services to existing customers and the negative recognized recurring revenue impacts of contraction and attrition among this set of customers. Our NRR may fluctuate as a result of a number of factors, including the growing level of our revenue base, the level of penetration within our customer base, expansion of products and features, the timing of renewals, and our ability to retain our customers. Our calculation of NRR may differ from similarly titled metrics presented by other companies. Our quarterly NRR for the last eight quarters follows:

	For the Quarters Ended							
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Net Revenue Retention	96%	98%	99%	98%	93%	96%	98%	96%

Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with GAAP, we use certain non-GAAP financial measures to clarify and enhance our understanding, and aid in the period-to-period comparison, of our performance. Where applicable, we provide reconciliations of these non-GAAP measures to the corresponding most closely related GAAP measure. Investors are encouraged to review the reconciliation of each of these non-GAAP financial measures to its most comparable GAAP financial measure. While we believe that these non-GAAP financial measures provide useful supplemental information, non-GAAP financial measures have limitations and should not be considered in isolation from, or as a substitute for, their most comparable GAAP measures. These non-GAAP financial measures are not prepared in accordance with GAAP, do not reflect a comprehensive system of accounting and may not be comparable to similarly titled measures of other companies due to potential differences in their financing and accounting methods, the book value of their assets, their capital structures, the method by which their assets were acquired and the manner in which they define non-GAAP measures.

Adjusted Gross Profit and Adjusted Gross Profit Margin

We define Adjusted Gross Profit as Total revenue minus cost of revenues, before amortization of capitalized software development costs and acquired developed technology, before impairment of intangible assets that are included in costs of revenues. We define Adjusted Gross Profit Margin as Adjusted Gross Profit divided by Total revenues.

We use Adjusted Gross Profit and Adjusted Gross Profit Margin to understand and evaluate our core operating performance and trends. We believe these metrics are useful measures to us and to our investors to assist in evaluating our core operating performance because they provide consistency and direct comparability with our past financial performance and between fiscal periods, as the metrics eliminate the non-cash effects of amortization of intangible assets, which is a non-cash impact that may fluctuate for reasons unrelated to overall operating performance.

Adjusted Gross Profit and Adjusted Gross Profit Margin have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. They should not be considered as replacements for gross profit and gross profit margin, as determined by GAAP, or as measures of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes. Adjusted Gross Profit and Adjusted Gross Profit Margin as presented herein are not necessarily comparable to similarly titled measures presented by other companies.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA reflects further adjustments to EBITDA to exclude certain non-cash items and other items that management believes are not indicative of ongoing operations. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Total revenues.

We disclose EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin in this Annual Report on Form 10-K because these non-GAAP measures are key measures used by management to evaluate our business, measure our operating performance and make strategic decisions. We believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful for investors and others in understanding and evaluating our operating results in the same manner as management. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are not financial measures calculated in accordance with GAAP and should not be considered as substitutes for net income (loss), net income (loss) before income taxes, or any other operating performance measure calculated in accordance with GAAP. Using these non-GAAP financial measures to analyze our business would have material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may otherwise find significant. In addition, although other companies in our industry may report measures titled EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin or similar measures, such non-GAAP financial measures may be calculated differently from how we calculate non-GAAP financial measures, which reduces their comparability. Because

of these limitations, you should consider EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin alongside other financial performance measures, including net income and our other financial results presented in accordance with GAAP.

Key Components of Results of Operations

Revenues

We derive our revenues from subscription revenue arrangements and advisory, advertising and other revenues. Subscription revenues account for approximately 93% and 92% of our total revenues for the years ended December 31, 2025 and 2024, respectively.

Subscription revenue

Subscription revenues consist of revenue earned from subscription-based arrangements that provide customers the right to use the Company's software and products in a cloud-based infrastructure. Subscription revenues are driven primarily by the number of active licenses, the types of products and the price of the subscriptions. The Company also earns subscription revenues by licensing to customers its digital content, including transcripts, news and analysis, images, video and podcast data.

Our subscription arrangements generally have contractual terms of 12 months or more and are non-refundable regardless of the actual use of the service. Subscription revenues are recognized ratably over the non-cancellable contract terms beginning on the commencement date of each contract, which is the date our service is first made available to customers.

Advisory, advertising, and other revenue

Advisory revenue is typically earned under contracts for specific deliverables and are non-recurring in nature, although we regularly sell different advisory services to repeat customers. One-time advisory revenues are invoiced according to the terms of the contract, usually delivered to the customer over a short period of time, during which revenues are recognized.

Advertising revenue is primarily generated by delivering advertising in our own publications (Roll Call and CQ) in both print and digital formats. Revenue for print advertising is recognized upon publication of the advertisement. Revenue for digital advertising is recognized over the period of the advertisement or, if the contract contains impression guarantees, based on delivered impressions.

Cost of revenues

Cost of revenues primarily consists of expenses related to hosting our service, the costs of data center capacity, amortization of developed technology and capitalized software development costs, certain fees paid to various third parties for the use of their technology, services, or data, costs of compensation, including bonuses, stock compensation, benefits and other expenses for employees associated with providing professional services and other direct costs of production. Also included in cost of revenues are our costs related to the preparation of contracted advisory deliverables.

Research and development

Research and development expenses include the costs of compensation, including bonuses, stock compensation, benefits and other expenses for employees associated with the creation and testing of the products we offer, related software subscriptions, consulting and contractor fees and allocated overhead.

Sales and marketing

Sales and marketing expenses consist primarily of salaries and related expenses, including bonuses, stock compensation, benefits and other expenses for our sales and marketing staff, including commissions, related software subscriptions, consulting fees, marketing programs and allocated overhead. Marketing programs consist of advertising, events, corporate communications, brand building and product marketing activities.

Editorial

Editorial expenses consist of salaries and related expenses, including bonuses, stock compensation, benefits and other expenses for the editorial team involved in acquiring, creating, and distributing content and allocated overhead.

General and administrative

General and administrative expenses are primarily related to our executive offices, finance and accounting, human resources, legal, internal operations and other corporate functions. These expenses consist of salaries and related expenses, including bonuses, stock compensation, benefits and other expenses, along with professional fees, depreciation and other allocated overhead.

Amortization of intangible assets

Amortization expense relates to our finite-lived intangible assets, including developed technology, customer relationship, databases and tradenames. These assets are amortized over periods of between three and twenty years. Finite-lived intangible assets are tested for impairment when indicators are present, and, if impaired, are written down to fair value. During the years ended December 31, 2025 and 2024, no impairment of intangible assets has been identified in our accompanying audited consolidated financial statements.

Interest expense, net

Interest expense, net, consists of expense related to interest on our borrowings, the amortization and write off of debt issuance costs and original discount, and interest related to certain derivative instruments.

Change in fair value of financial instruments

The fair value of financial instruments are accounted for in accordance with ASC 815 and ASC 480. The warrant and derivative liabilities are marked to market each reporting period in accordance with ASC 820 with all gains and losses being recorded within the consolidated statement of operations and comprehensive income (loss).

Income taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the consolidated statements of operations and comprehensive income (loss) in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts that are expected to be realized based on the weighting of positive and negative evidence.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our condensed consolidated financial statements. The following discussion should be read in conjunction with those consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

The Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The following table presents our results of operations for the periods indicated:

(In thousands)	Year Ended December 31, 2025	2024	Change $	%
Revenues:				
Subscription	$ 88,982	$ 111,073	$ (22,091)	(20)%
Advisory, advertising, and other	6,425	9,193	(2,768)	(30)%
Total revenues	95,407	120,266	(24,859)	(21)%
Operating expenses: [1]				
Cost of revenues, including amortization	21,197	25,639	(4,442)	(17)%
Research and development	9,571	12,828	(3,257)	(25)%
Sales and marketing	26,624	35,055	(8,431)	(24)%
Editorial	14,932	18,528	(3,596)	(19)%
General and administrative	52,137	50,236	1,901	4%
Amortization of intangible assets	8,072	9,925	(1,853)	(19)%
Impairment of goodwill	12,378	-	12,378	NM
Transaction gains, net	-	(4)	4	(100)%
Total operating expenses	144,911	152,207	(7,296)	(5)%
Operating loss	(49,504)	(31,941)	(17,563)	55%
Gain on sales of businesses	(16,582)	(72,017)	55,435	NM
Interest expense, net	16,488	23,589	(7,101)	(30)%
Change in fair value of financial instruments	9,234	6,408	2,826	44%
Loss on debt extinguishment, net	7,958	-	7,958	NM
Other (income) expense, net	(105)	26	(131)	NM
Net (loss) income before income taxes	(66,497)	10,053	(76,550)	NM
(Benefit) provision from income taxes	(1,250)	536	(1,786)	NM
Net (loss) income	$ (65,247)	$ 9,517	$ (74,764)	NM

NM - Not meaningful

[1] Amounts include stock-based compensation expenses, as follows:

	Year Ended December 31, 2025	2024	Change $	%
Cost of revenues	$ 150	$ 412	$ (262)	(64)%
Research and development	1,043	1,554	(511)	(33)%
Sales and marketing	1,185	1,567	(382)	(24)%
Editorial	549	687	(138)	(20)%
General and administrative	11,858	13,729	(1,871)	(14)%

Revenue:

Subscription Revenue

Subscription revenue of $89.0 million for the year ended December 31, 2025 decreased $22.1 million, or 20%, from $111.1 million for the year ended December 31, 2024. The comparability of our revenues between periods was impacted by the sales of the businesses of Dragonfly, Oxford Analytica, TimeBase, Board.org, and Aicel, described under "Factors Impacting the Comparability of Our Results of Operations" above. The table below presents the primary items that impacted the comparability of our subscription revenues between periods.

(In thousands)	Change for the Year Ended December 31, 2025 vs December 31, 2024	
	$	%
Subscription Revenue change driver:		
Decrease from sale of businesses	$ (15,420)	(79)%
Decrease from discontinued products	(197)	(40)%
Decrease from organic business	(6,474)	(7)%
Subscription Revenues, net (total change)	**$ (22,091)**	**(20)%**

The decrease in subscription revenue during the year ended December 31, 2025 is largely due to the impact from the sale of businesses of Dragonfly and Oxford Analytica on March 31, 2025 and TimeBase on July 1, 2025. The decrease in organic subscription revenue is primarily the result of customer retention challenges combined with the impact of Federal government cuts.

Advisory, Advertising, and Other Revenue

Advisory, advertising, and other revenue was $6.4 million for the year ended December 31, 2025, as compared to $9.2 million for the year ended December 31, 2024. The decrease of $2.8 million, or 30%, was primarily the result of the reduction of revenue from the sale of Oxford Analytica and Dragonfly in 2025.

Revenue by Geography

The below tables present our revenues split by geographic region for the periods presented:

(In thousands)	Year Ended December 31,		Change	
	2025	2024	$	%
North America	$ 85,599	$ 95,503	$ (9,904)	(10)%
Europe	9,194	21,792	(12,598)	(58)%
Australia	614	1,276	(662)	(52)%
Asia	-	1,695	(1,695)	(100)%
Total revenues	$ 95,407	120,266	$ (24,859)	(21)%

Revenues by geography are determined based on the region of the FiscalNote contracting entity, which may be different than the region of the customer. North American and Asia revenues decreased primarily for the reasons stated above.

Cost of revenues, including amortization

Cost of revenues was $21.2 million for the year ended December 31, 2025, as compared to $25.6 million for the year ended December 31, 2024. The decrease of $4.4 million, or 17%, was primarily attributable to the impact from the business dispositions totaling approximately $3.7 million partially offset by other decreases in third party costs.

Research and development

Research and development expense was $9.6 million for the year ended December 31, 2025 as compared to $12.8 million for the year ended December 31, 2024. The decrease of $3.2 million, or 25%, was primarily attributable to the impact from the business dispositions totaling approximately $0.9 million and a result of workforce planning actions.

Sales and marketing

Sales and marketing expense was $26.6 million for the year ended December 31, 2025 as compared to $35.1 million for the year ended December 31, 2024. The decrease of $8.5 million, or 24%, was primarily attributable to the impact from business dispositions of $5.0 million and a result of workforce actions.

Editorial expense

Editorial expense was $14.9 million for the year ended December 31, 2025 as compared to $18.5 million for the year ended December 31, 2024. The decrease of $3.6 million, or 19% was primarily attributable to the impact from business dispositions.

General and administrative

General and administrative expense was $52.1 million for the year ended December 31, 2025 as compared to $50.2 million for the year ended December 31, 2024. The increase of $1.9 million, or 4%, was primarily attributable to overall legal and accounting costs associated with debt transactions discussed in "Significant Events - Debt Refinance" partially offset by decreases from the business dispositions and a $1.9 million decrease in stock-based compensation expense for vested awards.

Amortization of intangibles

Amortization of intangibles was $8.1 million for the year ended December 31, 2025 as compared to $9.9 million for the year ended December 31, 2024. The decrease of $1.9 million, or 19%, was primarily attributable to the impact from the business dispositions.

Interest expense, net

Interest expense was $16.5 million for the year ended December 31, 2025 as compared to $23.6 million for the year ended December 31, 2024. The decrease in interest expense of $7.1 million was primarily due to the overall reduction of our indebtedness, as a result of our debt repayments from the proceeds of our sale of Oxford Analytica, Dragonfly, and TimeBase, as well as our debt refinance on August 12, 2025.

Change in fair value of financial instruments

Change in fair value of financial instruments was a $9.2 million loss for the year ended December 31, 2025 as compared to a $6.4 million loss for the year ended December 31, 2024. The change of $2.8 million is primarily related to the changes in the Dragonfly Seller Convertible Notes (as defined below), Third Era Convertible Note (as defined and discussed in Note 9, *Debt*, to consolidated financial statements included elsewhere in this Form 10-K), Convertible Debentures, Prior GPO Convertible Note (as defined below), and the 2025 GPO Convertible Note partially offset by the change in the fair value adjustment of the warrant liabilities.

Certain Non-GAAP Measures

We present Adjusted Gross Profit, Adjusted Gross Profit Margin, EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin which are non-GAAP financial measures. Our management team assesses our performance based on these non-GAAP measures because it believes they reflect the underlying trends and indicators of our business and serve as meaningful indicators of our continuous operational performance. We believe these measures are useful for investors for the same reasons. Investors should be aware that these measures are not a substitute for GAAP financial measures or disclosures. Where applicable, we provide reconciliations of these non-GAAP measures to the corresponding most closely related GAAP measure.

Adjusted Gross Profit and Adjusted Gross Profit Margin

The following table presents our calculation of Adjusted Gross Profit and Adjusted Gross Profit Margin for the periods presented:

	Years Ended December 31,	
(In thousands)	2025	2024
Total Revenues	$ 95,407	$ 120,266
Costs of revenue, including amortization of capitalized software development costs and acquired developed technology	(21,197)	(25,639)
Gross Profit	$ 74,210	$ 94,627
Gross Profit Margin	78%	79%
Gross Profit	74,210	94,627
Amortization of intangible assets	8,863	8,703
Adjusted Gross Profit	$ 83,073	$ 103,330
Adjusted Gross Profit Margin	87%	86%

EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin

The following table presents our calculation of EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin for the periods presented:

	Years Ended December 31,	
(In thousands)	2025	2024
Net (loss) income	$ (65,247)	$ 9,517
(Benefit) provision from income taxes	(1,250)	536
Depreciation and amortization	17,974	19,869
Interest expense, net	16,488	23,589
EBITDA	(32,035)	53,511
Gain on sale of businesses [a]	(16,582)	(72,017)
Stock-based compensation	14,785	17,949
Change in fair value of financial instruments [b]	9,234	6,408
Other non-cash charges [c]	20,997	100
Disposal related costs [d]	7,660	1,599
Employee severance costs [e]	2,355	635
Non-capitalizable debt raising costs	3,628	677
Costs incurred related to the Special Committee [f]	673	919
Non-operating income [g]	(431)	-
Adjusted EBITDA	$ 10,284	$ 9,781
Adjusted EBITDA Margin	11%	8%

(a) Reflects the gain on disposal from the sale of TimeBase on July 1, 2025, Dragonfly and Oxford Analytica on March 31, 2025, and the gain on sale of Board.org on March 11, 2024 and the sale of Aicel on October 31, 2024.

(b) Reflects the non-cash impact from the mark to market adjustments on our financial instruments.

(c) Reflects the non-cash impact of the following: (i) charge of $40 in the first quarter of 2025, charge of $30 in the second quarter of 2025, a charge of $9 in the third quarter of 2025, and a benefit of $30 in the fourth quarter of 2025 related to the unrealized loss on investments; (ii) charge of $315 for fees satisfied with Common Stock of the Company during the first quarter of 2025; (iii) charge of $1,784 during the first quarter of 2025 and a charge of $6,174 in the third quarter of 2025 from the loss on debt extinguishment; (iv) gain of $170 from the release of the 2021 District of Columbia Creative And Open Space Modernization grant; (v) charge of $632 in the second quarter of 2025, a gain of $167 in the third quarter of 2025, and a charge of $2 in the fourth quarter of 2025 related to foreign currency translation losses, principally arising from converting a GBP denominated convertible note into USD, (v) impairment of goodwill of $12,378 in the fourth quarter of 2025, (vi) charge of $49 in the first quarter of 2024, charge of $31 in the second quarter of 2024, a charge of $17 in the third quarter of 2024, and a charge of $78 in the fourth quarter of 2024 related to the unrealized loss on investments; (vii) gain of $4 in the first quarter of 2024 and $113 in the fourth quarter of 2024 from the change in fair value related to the contingent consideration and contingent compensation related to the 2021, 2022, and 2023 Acquisitions; (viii) gain of $530 from the release of the 2020 District of Columbia Creative And Open Space Modernization grant; and (ix) charge of $572 for fees satisfied with Common Stock of the Company.

(d) Reflects the costs incurred related to the sale of TimeBase on July 1, 2025, Oxford Analytica and Dragonfly on March 31, 2025 and Board.org in March 11, 2024, principally consisting of transaction advisory, accounting, tax, and legal fees.

(e) Severance costs associated with workforce changes related to business realignment actions.

(f) Reflects costs incurred related to the Special Committee.

(g) Reflects non-operating income from the Transition Services Agreement that was entered into with the acquirer of Dragonfly and Oxford Analytica on March 31, 2025.

Liquidity and Capital Resources

Historically the Company has partially funded its operations through raising equity and debt. At December 31, 2025, the Company's cash, cash equivalents, restricted cash, and short-term investments was $26.9 million compared to $35.3 million at December 31, 2024.

The Company had a negative working capital balance of $25.8 million (excluding cash and short-term investments) at December 31, 2025 and had an accumulated deficit of $872.1 million and $806.9 million as of December 31, 2025 and December 31, 2024, and has incurred net losses (excluding the gain on sale of businesses) of $81.8 million and $62.5 million for the years ended December 31, 2025 and 2024, respectively.

As described in Note 9, *Debt* to the consolidated financial statements included elsewhere in this Form 10-K, on August 12, 2025 we refinanced a substantial amount of our legacy indebtedness. On March 23, 2026, we amended the financial covenants of our 2025 Senior Term Loan (the "2025 Senior Term Loan Amendment"). See Note 19, *Subsequent Events* to the consolidated financial statements included elsewhere herein in this Form 10-K.

Our ability to maintain our minimum cash requirement, fund our future cash interest and principal repayment requirements under our 2025 Senior Term Loan and fund our operating expenses and capital expenditure requirements will depend in part on general economic, financial, competitive, legislative, regulatory and other conditions that may be beyond our control. The Company has implemented various cost saving measures throughout 2024, 2025, and 2026 that we believe provides us the flexibility to fund future operations and provide a path toward generating positive cash flows from operations. In addition, we will consider opportunities for divestitures of non-core businesses which could help fund our future cash requirements.

Our historical financing activities included borrowings under senior secured credit facilities, senior secured promissory notes, and convertible debt. Our principal debt outstanding, including paid-in kind interest as applicable, at December 31, 2025 and December 31, 2024 consisted of the following (excluding any fair value adjustments and debt discounts, as applicable):

	As of December 31,	
(In thousands)	2025	2024
2025 Senior Term Loan	$ 74,063	$ -
2025 GPO Convertible Note	20,434	-
Convertible Debentures	27,400	-
Dragonfly Convertible Note	14,289	13,030
Prior Senior Term Loan	-	88,595
Prior GPO Convertible Note	-	50,434
Amended Legacy Notes	-	16,165
PPP Loan	-	36
Total Principal Outstanding	$ 136,186	$ 168,260

2025 Senior Term Loan

On August 12, 2025 the Company closed on its new $75.0 million senior term loan that matures on August 12, 2029 (the "2025 Senior Term Loan") and received net proceeds of $72.9 million after original issue discount ("OID") of $2.1 million, or 2.75%. The Company incurred approximately $1.9 million of lender fees and fees paid to third parties. OID and capitalized debt issuance costs totaled $4.0 million and is treated as a debt discount and will be amortized over the term of the 2025 Senior Term Loan using the effective interest method.

Obligations under the 2025 Senior Term Loan bear interest at variable rates, set at the Company's option, based on a reference rate plus 7%, or the secured overnight financing rate as administered by the Federal Reserve Bank of New York ("SOFR") plus 8%. Interest is payable in cash monthly in arrears. The Company has elected to pay cash interest based on SOFR, which was 11.84% at December 31, 2025. For the year ended December 31, 2025, the Company recognized $3.5 million of cash interest on the 2025 Senior Term Loan, representing the cash interest on the 2025 Senior Term Loan from August 12, 2025 to December 31, 2025. Going forward, the Company expects to incur approximately $2.2 million of quarterly cash interest based on current SOFR rates and expected outstanding principal balances.

As a result of the 2025 Senior Term Loan Amendment, the 2025 Senior Term Loan is repayable in consecutive quarterly installments on the last business day of each March, June, September and December of each fiscal year commencing September 30, 2025, in an amount equal to (i) $0.5 million with respect to each payment that was due on September 30, 2025 and December 31, 2025, (ii) $1.9 million with respect to each payment that will be due on March 31, 2026, June 30, 2026, September 30, 2026, December 31, 2026, and March 31, 2027, and (iii) $0.9 million with respect to each payment due thereafter, with the remaining principal amount due at the maturity of the 2025 Senior Term Loan, or such earlier time as it may become payable. The Company must also pay a quarterly fee commencing on September 30, 2025, in an amount equal to (i) $0.1 million which was due on September 30, 2025 and December 31, 2025, and will be due on March 31, 2026 and (ii) $0.04 million with respect to each quarterly payment due thereafter.

The 2025 Senior Term Loan is senior to all other debt and has a first priority lien on substantially all of the Company's assets. The 2025 Senior Term Loan contains customary negative covenants related to borrowing, events of default and covenants, including certain non-financial covenants and covenants limiting the Company's ability to dispose of assets, undergo a change in control, merge with or acquire stock, and make investments, in each case subject to certain exceptions. In addition to the negative covenants, there are four financial covenants which we are required to meet: a minimum cash balance requirement, minimum annual recurring revenue requirement, an adjusted EBITDA requirement (as defined in the 2025 Senior Term Loan) and a capital expenditure limitation. At December 31, 2025 the Company was in compliance with all of its financial covenants set forth in the 2025 Senior Term Loan. On January 31, 2026, the Company's annual recurring revenue was below the minimum annual recurring revenue required pursuant to the terms of the 2025 Senior Term Loan. On March 23, 2026, the 2025 Senior Term Loan lenders waived their rights upon default retroactive to January 31, 2026. See Note 19, *Subsequent Events*, to the consolidated financial statements included elsewhere herein in this Form 10-K. Upon the occurrence of an event of default, in addition to the lenders being able to declare amounts outstanding under the Senior Term Loan due and payable the lenders can elect to increase the interest rate by 5.0% per annum.

Convertible Debentures

In conjunction with the establishment of the 2025 Senior Term Loan and in order to fund the GPO Redemption (defined below), on August 5, 2025 (the "Purchase Agreement Date"), the Company entered into a securities purchase agreement (the "Purchase Agreement"), with YA II PN, Ltd ("YA"), pursuant to which the Company issued YA convertible debentures in an aggregate principal amount of $33.3 million (the "Convertible Debentures") for a total cash purchase price of approximately $30.0 million, subject to satisfaction of certain closing conditions.

On August 12, 2025, the initial tranche of Convertible Debentures comprising $21.0 million in stated principal amount were issued to YA, in accordance with the Purchase Agreement, with the Company receiving net proceeds of $18.9 million (the "First YA Debenture"). On September 11, 2025, the second, and final tranche of Convertible Debentures comprising $12.3 million in stated principal amount were issued to YA, in accordance with the Purchase Agreement with the Company receiving net proceeds of $11.0 million (the "Second YA Debenture").

The Company's obligations under the Purchase Agreement and the Debentures are guaranteed by FiscalNote, Inc., a wholly owned subsidiary of the Company, and are contractually subordinated to the Company's obligations under its 2025 Senior Term Loan and the 2025 GPO Convertible Note. The First YA Debenture matures on February 12, 2027 and the Second YA Debenture matures on March 11, 2027 and both bear interest at a rate of 5% per annum or 18% per annum in the event of an event of default.

At any time prior to the maturity dates, and subject to certain ownership and conversion limitations, YA is entitled to convert any portion of the principal amount of the Debentures and accrued interest thereon into shares of the Company's Class A Common Stock (the "Debenture Conversion Shares") at a conversion price equal to 94% of the lowest daily volume weighted average trading price ("VWAP") during the five trading days prior to the conversion date, subject to a floor price of $0.8884 (the "Floor Price").

2025 GPO Convertible Note / Prior GPO Convertible Note

On June 30, 2023 the Company issued to GPO FN Noteholder LLC (the "GPO Investor") a subordinated convertible promissory note in an initial principal amount of $46.8 million (the "Prior GPO Convertible Note"). Pursuant to the terms of the Prior GPO Convertible Note, paid-in-kind interest accrued from the date of issuance through June 30, 2024. Beginning on July 1, 2024 the Company was required to pay interest with either cash or shares, solely at the discretion of the Company. Accordingly, since September 30, 2024 and through December 31, 2025, the Company issued the GPO Investor 346,059 Class A Common Shares, in the aggregate, in satisfaction of quarterly interest.

In conjunction with the establishment of the 2025 Senior Term Loan, on August 5, 2025, the Company entered into a redemption and exchange agreement with the GPO Investor.

Pursuant to the redemption and exchange with the GPO Investor, on August 12, 2025, the Company redeemed $30.0 million of the Prior GPO Convertible Note in exchange for a cash payment of $27.0 million to the GPO Investor (the "GPO Redemption"). The Company also issued 2025 GPO Convertible Note in exchange for, and the cancellation of, the remaining obligations under the existing Prior GPO Convertible Note.

The 2025 GPO Convertible Note is guaranteed by the Company's domestic subsidiaries, which are parties to the 2025 Senior Term Loan, and is contractually subordinated to the Company's obligations under the 2025 Senior Term Loan. The 2025 GPO Convertible Note matures on November 13, 2029 and bears interest at a rate of 7.50% per annum payable quarterly in arrears, in cash or, provided no event of default is then occurring under the 2025 GPO Convertible Note, freely tradeable shares of the Company's Class A Common Stock, at the Company's option, with the value per share determined with reference to the VWAP of the Class A Common Stock over the trading days occurring within the thirty calendar days prior to the applicable interest payment date. At any time prior to November 13, 2029, the GPO Investor is entitled to convert all or any portion of the principal amount of the 2025 GPO Convertible Note and accrued interest thereon into shares of the Company's Class A Common Stock at an initial conversion price of $82.92 per share (subject to customary anti-dilution adjustments). Under the terms of the 2025 GPO Convertible Note, the Company is required to make quarterly installment payments of $2.0 million of the outstanding principal beginning April 1, 2026 in the form of freely tradeable shares of the Company's Class A Common Stock, cash, or a combination thereof, solely at the determination of the Company. Class A Common Stock issued to satisfy quarterly interest and principal repayments will be issued at a price equal to the lowest of (i) the then-effective Conversion Price under the 2025 GPO Convertible Note, (ii) 95% of the VWAP of the Class A Common Stock over the ten trading days immediately preceding the applicable Installment Date and (iii) 95% of the VWAP of the Class A Common Stock over the trading days occurring within the ninety calendar day period immediately preceding the applicable payment date.

Dragonfly Seller Convertible Notes

On January 27, 2023, we acquired Dragonfly and financed part of the purchase with the issuance of convertible notes (the "Dragonfly Seller Convertible Notes"). The Dragonfly Seller Convertible Notes are subordinate to our 2025 Senior Term Loan, accrues interest at 8% per annum, payable in kind or in cash (solely at the Company's election), and matures in January 2028.

Capital expenditures

Capital expenditures primarily consist of purchases of capitalized software costs and property and equipment. Our capital expenditures program includes discretionary spending, which we can adjust in response to economic and other changes in our business environment to grow our business. We typically fund our capital expenditures through cash on hand. In the event that we are unable to obtain the necessary funding for capital expenditures, our long-term growth strategy could be significantly affected. Our total capital expenditures were $7.2 million and $8.9 million for the years ended December 31, 2025 and 2024, respectively.

Cash Flow Summary

The following tables summarizes our cash flows for the periods presented:

	Years Ended December 31,	
(In thousands)	2025	2024
Net (loss) income	$ (65,247)	$ 9,517
Net cash (used in) provided by:		
Operating activities	$ (11,443)	$ (5,298)
Investing activities	$ 39,710	$ 89,168
Financing activities	$ (32,833)	$ (71,432)

Operating activities

Cash used in operating activities consists of net (loss) income adjusted for certain non-cash items including depreciation and amortization, gain on sale of businesses, stock-based compensation, impairment of goodwill, changes in fair value of financial instruments, non-cash interest expense, and loss on settlement, as well as the effect of changes in working capital and other activities.

Cash used in operating activities in the year ended December 31, 2025 was $11.4 million, an increase of $6.1 million compared to the year ended December 31, 2024.

Cash used in operating activities in 2025 was driven by net loss of $65.2 million, which is adjusted for the exclusion of non-cash expenses and other adjustments totaling $58.4 million, primarily including the gain on sale of businesses of $16.6 million, impairment of goodwill of $12.4 million, loss on debt extinguishment of $8.0 million, non-cash and paid-in kind interest expense of $7.4 million, stock-based compensation expense of $14.8 million, a loss due to the change in fair value of financial instruments of $9.2 million, amortization and depreciation of $21.2 million (including the non-cash amortization from deferred costs to obtain revenue contracts), and other non-cash expenses of $2.0 million and the effect of changes in operating assets and liabilities that resulted in cash outflows of $4.6 million. Cash used by operating activities can be impacted by factors such as timing of cash receipts from customers, vendor payment terms, and timing of payments to vendors.

Cash used in operating activities in 2024 was driven by net income of $9.5 million, which is adjusted for the exclusion of non-cash expenses and other adjustments totaling $10.9 million, primarily including the gain on sale of businesses of $72.0 million, non-cash and paid-in kind interest expense of $11.0 million, stock-based compensation expense of $17.9 million, a loss due to the change in fair value of financial instruments of $6.4 million, amortization and depreciation of $23.6 million (including the non-cash amortization from deferred costs to obtain revenue contracts), and other non-cash expenses of $2.1 million and the effect of changes in operating assets and liabilities that resulted in cash outflows of $3.9 million. Cash used by operating activities can be impacted by factors such as timing of cash receipts from customers, vendor payment terms, and timing of payments to vendors.

Investing activities

Net cash provided by investing activities in the year ended December 31, 2025 was $39.7 million compared to $89.2 million in the year ended December 31, 2024. Net cash provided by investing activities in the year ended December 31, 2025 primarily consisted of $46.9 million of cash proceeds from the sale of businesses partially offset by cash paid for capital expenditures of $7.2 million primarily related to software development costs expenditures. Net cash provided by investing activities in the year ended December 31, 2024 primarily consisted of $98.1 million of cash proceeds for the sale of Board.org and Aicel, offset by cash paid for capital expenditures of $8.9 million primarily related to software development costs.

Financing activities

Net cash used in financing activities in the year ended December 31, 2025 was $32.8 million, compared to $71.4 million for the year ended December 31, 2024. Net cash used in financing activities during the year ended December 31,

2025 primarily consisted of payments of long-term debt of $128.8 million and $5.3 million from payment of deferred financing costs partially offset by $101.0 million from the proceeds from long-term debt, net of issuance costs and $0.3 million from exercise of stock options and employee stock plan purchases. Net cash used in financing activities during the year ended December 31, 2024 primarily consisted of $70.8 million from the principal payments of long-term debt and payment of deferred financing costs of $7.4 million primarily related to repayments on the Senior Term Loan, partially offset by $6.3 million from the issuance of a portion of the First Era Convertible Note and the full Second Era Convertible Note (each, as defined and discussed in Note 9, *Debt*, in our consolidated financial statements included elsewhere in this Form 10-K) and proceeds of $0.5 million from exercise of stock options and employee stock plan purchases.

Commitments and Contingencies

Our principal commitments consist of our debt service obligations and leases for office space. For more information regarding our lease obligations, see Note 5, *Leases* in our consolidated financial statements included elsewhere in this Form 10-K. For more information regarding our debt service obligations, see Note 9, *Debt,* in our consolidated financial statements included elsewhere in this Form 10-K.

Off-Balance Sheet Arrangements

During the periods presented, we did not engage in any off-balance sheet financing activities or other arrangements that have or are reasonably likely to have a current or future material effect on our financial condition or results of operations.

Recently Issued Accounting Pronouncements and Tax Reform

For information regarding new accounting pronouncements, and the impact of these pronouncements on our consolidated financial statements, if any, refer to Note 1, *Summary of Business and Significant Accounting Policies* in our consolidated financial statements included elsewhere in this Form 10-K.

On July 4, 2025, U.S. legislation formally titled "An Act to Provide for Reconciliation Pursuant to Title II of H. Con. Res. 14" ("The Act") was signed into law. The Act, among other things, extended key provisions of the 2017 Tax Cuts and Jobs Act and introduced targeted changes to the U.S. federal income tax regime. Adoption of The Act has not had a material impact on the Company.

Critical Accounting Estimates and Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that involve a significant level of estimation uncertainty and are reasonably likely to have a material impact on the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 1, *Summary of Business and Significant Accounting Policies* in our consolidated financial statements included elsewhere in this Form 10-K, the following accounting policies and specific estimates involve a greater degree of judgment and complexity.

Goodwill and Intangible Assets

As of December 31, 2025, our balance of goodwill was $122.9 million. Goodwill represents the excess of the total purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed in a business combination. Goodwill is not amortized but is tested for impairment at the reporting unit level annually on October 1 or more frequently if events or changes in circumstances indicate that it is more likely than not to be impaired. These events may include: (i) severe adverse industry or economic trends; (ii) company actions; (iii) current, historical or projected deterioration of our financial performance; or (iv) a sustained decrease in our market capitalization, as indicated by the Company's publicly quoted share price. We currently operate as a single reporting unit under the guidance in ASC 350 "Intangibles- Goodwill and Other." Significant judgment is required to estimate our reporting unit's fair value. Accordingly, we typically obtain the assistance of third-party valuation specialists for purposes of determining whether there is goodwill impairment.

When testing goodwill for impairment, we have the option of first performing a qualitative assessment to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we elect to bypass the qualitative assessment, or if a qualitative assessment indicates it is more likely than not that carrying value exceeds its fair value, we perform a quantitative goodwill impairment test. Under the quantitative goodwill impairment test, if our reporting unit's carrying amount exceeds its fair value, we will record an impairment charge based on that difference.

To determine reporting unit fair value as part of the quantitative test, we typically rely on the income approach. Under the income approach, we project our future cash flows and discount these cash flows to reflect their relative risk. The cash flows used are consistent with those the Company uses in its internal planning, which reflects actual business trends experienced and our long-term business strategy. As such, key estimates and factors used in this method include discount rate, revenue growth, and terminal growth rate.

December 31, 2025 Impairment Testing

As a result of a sustained decrease in our Company share price following our annual impairment test on October 1, 2025, and changes to our internal financial projections, we concluded that a triggering event had occurred and conducted an impairment test of our goodwill and other long-lived assets as of December 31, 2025. As a result of this review, each of our asset groups identified for the purpose of testing the recoverability of our definite-lived intangibles and other long-lived assets passed the recoverability test by a reasonable margin. However, the carrying value of our reporting unit exceeded its estimated fair value, resulting in a non-cash goodwill impairment charge of $12.4 million. For illustrative purposes, the Company performed a sensitivity analysis of its discount rate and terminal growth rate that indicated if we decreased our discount rate by 50 basis points and increased our terminal growth rate by 50 basis points, we would not have had any impairment and would have exceeded our carrying value by approximately 23%. Conversely, if we increased our discount rate by 50 basis points and decreased our terminal growth rate by 50 basis points, the impairment charge would have been approximately $14.0 million greater. The Company also notes that a 50 basis point increase, or decrease, in the Company's terminal growth rate would have increased, or decreased as the case may be, the Company's goodwill impairment charge by approximately $6.0 million.

Overall, in the event there are future adverse changes in our projected cash flows and/or changes in key assumptions, including but not limited to, an increase in our discount rate, lower revenue growth, lower margin, and/or a lower terminal growth rate, we may be required to record an additional non-cash impairment charge to our goodwill and/or long-lived assets. Such a non-cash charge would likely have a material adverse effect on our consolidated statements of operations and balance sheets in the reporting period of the charge.

In the period following December 31, 2025, there has been a further decline in the Company's market capitalization, based upon the Company's publicly quoted share price. If this decline in our share price is sustained, it may require further testing of our goodwill in our next reporting period and it may result in a further impairment of our goodwill.

In order to further validate the reasonableness of fair value as determined by the income approach described above, differences between estimated reporting unit fair value and market capitalization primarily reflect an implied control premium and differences between minority and controlling interests. Future changes in the judgments, assumptions and estimates that are used in the impairment testing for goodwill could result in significantly different estimates of fair value.

See Note 8, *Goodwill* in our consolidated financial statements included elsewhere in this Form 10-K for additional discussion on goodwill and goodwill impairment.

An impairment assessment for finite-lived intangibles is only required when an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable.

Debt instruments measured at fair value

The Company accounts for certain of its debt obligations at fair value. Accordingly, the Company recognizes the debt obligations upon inception at fair value. The debt obligations are subject to re-measurement at each balance sheet date, and any change in fair value is recognized in the Company's unaudited consolidated statement of operations. The Company estimates the fair value of the debt obligations using various acceptable valuation techniques.

Deferred Taxes and Valuation Allowance

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts that are expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the applicable tax law. We regularly review the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute its business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the tax provision would increase or decrease in the period in which the assessment is changed. During the year ended December 31, 2025 and 2024, we primarily relied on the expected timing of the reversals of existing temporary differences to support realization of our deferred tax assets.

Critical Accounting Policy

Revenue Recognition

Subscription revenues are recurring in nature and include subscription fees from customers accessing our company's cloud-based infrastructure, digital content, transcripts, news and analysis, images, video and podcast data. Advisory, advertising and other revenue includes revenues derived from non-recurring activities where we deliver specific deliverables for clients as well as where we provide advertising in our own publications (Roll Call and CQ) in both print and digital formats, the sale of various publications, and sponsorship revenue for events organized by the Company. Our company's subscription arrangements are generally non-cancelable and do not contain refund-type provisions. Our company recognizes revenues upon the satisfaction of its performance obligation(s) (upon transfer of control of promised goods or services to its customers) in an amount that reflects the consideration to which it expects to be entitled to in exchange for those goods or services.

Item 7A. Quantitative and Qualitative Disclosures About Market Risks.

We are exposed to market risks in the ordinary course of our business. These risks primarily consist of inflation risk and fluctuations in interest rates and foreign currency exchange rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Foreign Currency Exchange Risk

We use the U.S. Dollar ("USD") as our reporting currency. Our local subsidiaries transact generally in their local currency, considered the functional currency for that subsidiary. Our foreign currency exchange rate risk is related to translation of our assets and liabilities from the subsidiaries' functional currencies to USD. These adjustments are recorded in accumulated other comprehensive income (loss) on our consolidated balance sheets. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, and British Pound Sterling. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States as well as the European Union, United Kingdom, and India. Our results of operations and cash flows in the future may be adversely affected due to an expansion of non-U.S. dollar denominated contracts, growth of our international entities and changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our cash denominated in foreign currency. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage the risk relating to fluctuations in currency rates.

Fluctuations in foreign currencies impact the amount of total assets, liabilities, revenues, operating expenses and cash flows that we report for our foreign subsidiaries upon the translation of these amounts into USD. Total revenue during the year ended December 31, 2025, was positively impacted by approximately 1.0% compared to the year ended December 31, 2024.

Interest Rate Risk

We are subject to market risk associated with changing interest rates within our variable rate 2025 Senior Term Loan. Our exposure to changes in interest rates in the future is currently associated with the secured overnight financing rate as determined by the Federal Reserve Bank of New York ("SOFR").

As of December 31, 2025, we had outstanding borrowings on our 2025 Senior Term Loan of $74.1 million, which bears interest at variable rates, set at the Company's option, based on a reference rate plus 7%, or SOFR plus 8%. At December 31, 2025, the interest rate on our 2025 Senior Term Loan was 11.84% determined based on SOFR plus 8%. Assuming no change in the outstanding borrowings on our 2025 Senior Term Loan, we estimate that a one percentage point increase in SOFR would increase our annual cash interest expense by approximately $0.7 million.

Inflation Risk

Although we do not believe inflation has had a material impact on our financial condition, results of operations or cash flows to date, a high rate of inflation in the future may have an adverse effect on our business.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of FiscalNote Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FiscalNote Holdings, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Our report dated March 24, 2026 expressed an opinion that the Company had not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Liquidity and Management's Plan

As described in Note 1 to the consolidated financial statements, the Company disclosed certain adverse conditions that raise substantial doubt about the Company's ability to meet its obligations as they become due and continue as a going concern for a period of at least one year from the date of issuance of the consolidated financial statements. The Company further disclosed certain plans identified by the Company in response to those conditions. The evaluation of whether the Company's plans are both probable of both being implemented and being effective in alleviating the conditions that raise substantial doubt required management to use significant judgment.

We identified management's evaluation of the Company's ability to continue as a going concern as a critical audit matter because of certain significant assumptions required to conclude the Company's plans alleviate the conditions that raise substantial doubt about the Company's ability to continue as a going concern, including the reasonableness of the assumptions underlying the Company's cash flow forecast for a period of one year from the date of issuance of the consolidated financial statements. Auditing the Company's assumptions involved a high degree of auditor judgment and an increase in audit effort, including evaluating the consistency of those assumptions with other audit evidence obtained, due to the impact these assumptions have on the conclusion that management's plans alleviate the conditions that raise substantial.

Our audit procedures related to liquidity included the following, among others:

- We evaluated the Company's forecasting process and the Company's review of the significant assumptions used in the going concern analysis.

- We evaluated the reasonableness of the Company's conclusions, including their forecasted cash flows for at least one year from the date the consolidated financial statements were made available to be issued, by comparing projected results to historical operating performance and assessing the consistency of forecast assumptions with current operating conditions.

- We evaluated the Company's planned liquidity enhancing actions, including cost reduction initiatives and other operational measures, by assessing whether the actions were approved, within the Company's control, and supported by historical execution of similar actions.

- We assessed the consistency of Company's cash flow forecasts with other audit evidence obtained, including other forecasts, board of directors' minutes, internal budgets, and external communications.

- We evaluated subsequent events related to liquidity, financing activities, and operating performance, including amendments to financing arrangements, occurring through the date of our auditor's report to determine whether they corroborated or contradicted the Company's going concern assessment.

- We tested the Company's ability to maintain compliance with covenants for at least one year from the date the financial statements were made available to be issued under the existing financing agreements.

- We assessed the adequacy of the Company's disclosures related to liquidity, including the qualitative descriptions of conditions giving rise to substantial doubt and management's plans.

Goodwill

At December 31, 2025, the Company's goodwill balance was $122,984 thousand. As described in Notes 1 and 8 to the consolidated financial statements, the Company has a significant balance of goodwill, which is not amortized, but is evaluated for impairment annually on October 1, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Due to an interim triggering event, the Company performed an additional quantitative impairment analysis as of December 31, 2025 using the income approach to estimate fair value of its single reporting unit. Impairment of goodwill was recognized within the Statement of Operations for $12,387.

We identified goodwill impairment as a critical audit matter because of certain significant assumptions made by management to estimate the fair value of cash flows of the reporting unit, including projected revenue growth, expenses, terminal growth rates, and the discount rate, which are affected by expectations about future operating performance, market conditions, and the Company's ability to execute its strategic plans. Auditing the Company's assumptions involved a high degree of auditor judgment and an increase in audit effort, including the use of a specialists and evaluating the consistency of those assumptions with other audit evidence obtained, due to the impact these assumptions have on the conclusion of the amount of goodwill impairment recorded.

Our audit procedures related to the Company's goodwill impairment assessment included the following, among others:

- We evaluated the forecasting process and the Company's review of the valuation models and significant assumptions used in the impairment analysis.

- We tested the completeness and accuracy of the underlying data used in the valuation model.

- We evaluated the Company's ability to forecast by comparing prior period projections to actual results.

- We tested significant assumptions used in the impairment analysis by comparing projected revenue growth and expenses to historical results and external market and industry data.

- We involved our valuation specialists to assist in assessing the valuation methodologies used by the Company to estimate the fair value of the reporting unit and evaluated whether those methodologies were appropriate and consistent with U.S. GAAP. In addition, the specialists also assisted with the evaluation of discount rate, including independently assessing key inputs used to determine the terminal growth rate and the discount rate, and the Company's reconciliation of the estimated fair value of the reporting unit to the Company's market capitalization.

- We assessed the adequacy of the Company's disclosures related to the goodwill impairment, including the qualitative descriptions of valuation techniques and inputs.

Debt

As described in Notes 9 and 16 to the consolidated financial statements, during the year the Company entered into, amended and or extinguished certain instruments for which the Company elected to account for under the fair value option. Certain of the Company's debt instruments do not have quoted market prices and therefore require valuation techniques, such as a lattice model or a Monte Carlo simulation, that rely on observable market data and the Company's judgment.

We identified the valuation of these instruments as a critical audit matter because of certain significant assumptions made by management with respect to the inputs to the fair value models such as the yield. Auditing the Company's assumptions involved a high degree of auditor judgment and an increase in audit effort, including the use of specialists, particularly in assessing whether the Company's assumptions were consistent with current market conditions and the specific terms of the Company's financing arrangements.

Our audit procedures related to the valuation of the Company's financing instruments included the following, among others:

- We evaluated the process of the Company's review of the valuation models and significant assumptions and methodologies used in the valuation analysis.

- We tested the completeness and accuracy of the underlying data used in the valuation models, including principal balances, contractual terms, and maturity dates.

- We involved our valuation specialists to assist in assessing the appropriateness of the valuation methodologies used by the Company to estimate the fair value of the debt instruments, including assessing whether the methodologies were consistent with U.S. GAAP and industry practice. The specialists also tested assumptions used in the valuation, including the key assumption of the yield, by comparing them to observable market data for comparable debt instruments.

- We assessed the adequacy of the Company's disclosures related to the valuation of financing instruments, including the fair value hierarchy classification and qualitative descriptions of valuation techniques and inputs.

/s/ RSM US LLP

We have served as the Company's auditor since 2015.

McLean, Virginia
March 24, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of FiscalNote Holdings, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited FiscalNote Holdings, Inc.'s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes to the consolidated financial statements of the Company and our report dated March 24, 2026 expressed an unqualified opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

Information Technology General Controls (ITGC): There were deficiencies in the design and operation of ITGCs over logical access and change management for the Company's enterprise resource planning system and over logical access for the Company's customer relationship management system that support the Company's financial reporting processes. All automated and manual business process controls, including controls around the segregation of duties over manual journal entries, that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted by the ITGC deficiencies.

This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 financial statements, and this report does not affect our report dated March 24, 2026 on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies

and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

McLean, Virginia
March 24, 2026

FISCALNOTE HOLDINGS, INC.
Consolidated Balance Sheets
(in thousands, except shares, and par value)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 24,319	$ 28,814
Restricted cash	633	640
Short-term investments	1,995	5,796
Accounts receivable, net	11,953	13,465
Costs capitalized to obtain revenue contracts, net	2,304	3,016
Prepaid expenses	2,456	2,548
Other current assets	1,890	2,908
Total current assets	45,550	57,187
Property and equipment, net	4,177	5,051
Capitalized software costs, net	12,585	15,099
Noncurrent costs capitalized to obtain revenue contracts, net	2,479	3,197
Operating lease assets	13,646	15,620
Goodwill	122,984	159,061
Customer relationships, net	30,671	41,717
Database, net	14,077	16,147
Other intangible assets, net	8,208	13,018
Other non-current assets	761	100
Total assets	$ 255,138	$ 326,197
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 2,813	$ 36
Accounts payable and accrued expenses	7,257	8,462
Deferred revenue, current portion	29,778	35,253
Customer deposits	1,067	1,850
Operating lease liabilities, current portion	3,320	3,386
Other current liabilities	191	2,266
Total current liabilities	44,426	51,253
Long-term debt, net of current maturities	125,635	147,041
Deferred tax liabilities	476	1,934
Deferred revenue, net of current portion	266	222
Operating lease liabilities, net of current portion	19,312	22,490
Public and private warrant liabilities	477	2,458
Other non-current liabilities	2,595	2,968
Total liabilities	193,187	228,366
Commitment and contingencies (Note 18)		
Stockholders' equity:		
Class A Common stock ($0.0001 par value, 1,700,000,000 authorized, 15,557,379 and 11,899,532 issued and outstanding at December 31, 2025 and 2024, respectively)	2	1
Class B Common stock ($0.0001 par value, 9,000,000 authorized, 690,909 issued and outstanding at December 31, 2025 and 2024, respectively)	-	-
Additional paid-in capital	933,905	899,943
Accumulated other comprehensive income (loss)	190	4,786
Accumulated deficit	(872,146)	(806,899)
Total stockholders' equity	61,951	97,831
Total liabilities and stockholders' equity	$ 255,138	$ 326,197

The accompanying notes are an integral part of these consolidated financial statements.

FISCALNOTE HOLDINGS, INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(in thousands, except shares and per share data)

		Years Ended December 31,		
		2025		**2024**
Revenues:				
Subscription	$	88,982	$	111,073
Advisory, advertising, and other		6,425		9,193
Total revenues		95,407		120,266
Operating expenses: [(1)]				
Cost of revenues, including amortization		21,197		25,639
Research and development		9,571		12,828
Sales and marketing		26,624		35,055
Editorial		14,932		18,528
General and administrative		52,137		50,236
Amortization of intangible assets		8,072		9,925
Impairment of goodwill		12,378		-
Transaction gains, net		-		(4)
Total operating expenses		144,911		152,207
Operating loss		(49,504)		(31,941)
Gain from sale of businesses (Note 4)		(16,582)		(72,017)
Interest expense, net		16,488		23,589
Change in fair value of financial instruments		9,234		6,408
Loss on debt extinguishment, net		7,958		-
Other (income) expense, net		(105)		26
Net (loss) income before income taxes		(66,497)		10,053
(Benefit) provision from income taxes		(1,250)		536
Net (loss) income		(65,247)		9,517
Other comprehensive income (loss)		960		(299)
Total comprehensive (loss) income	$	(64,287)	$	9,218
Net (loss) income used to compute basic and diluted (loss) income per share	$	(65,247)	$	9,517
(Loss) earnings per share attributable to common shareholders:				
Basic and Diluted	$	(4.65)	$	0.83
Weighted average shares used in computing (loss) earnings per share attributable to common shareholders:				
Basic and Diluted		14,025,448		11,440,050

[(1)] Amounts include stock-based compensation expenses, as follows:

		Years Ended December 31,		
		2025		**2024**
Cost of revenues	$	150	$	412
Research and development		1,043		1,554
Sales and marketing		1,185		1,567
Editorial		549		687
General and administrative		11,858		13,729

The accompanying notes are an integral part of these consolidated financial statements.

FISCALNOTE HOLDINGS, INC.
Consolidated Statements of Changes in Stockholders' Equity
(in thousands, except share data)

	Equity					
	Common Stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders' equity
	Shares	Amount				
Balance at December 31, 2023 (as adjusted for the reverse stock split)	10,830,896	$ 1	$ 860,496	$ (622)	$ (816,416)	$ 43,459
Issuance of Class A common Stock upon vesting of restricted share units	288,408	-	3	-	-	3
Issuance of Class A common Stock under employee stock purchase plan	42,488	-	471	-	-	471
Note conversion	142,940	-	19,011	-	-	19,011
Shares issued to satisfy interest on the Prior GPO Convertible Note	1,285,709	-	1,933	-	-	1,933
Exercise of stock options	-	-	3	-	-	3
Return of common stock	-	-	-			-
Stock-based compensation expense	-	-	17,949	-	-	17,949
Withholding taxes on net share settlement of stock-based compensation and option exercises	-	-	77	-	-	77
Change in fair value of debt instruments (Note 10)	-	-	-	5,707	-	5,707
Net income	-	-	-	-	9,517	9,517
Foreign currency translation loss	-	-	-	(299)	-	(299)
Balance at December 31, 2024	12,590,441	$ 1	$ 899,943	$ 4,786	$ (806,899)	$ 97,831
Issuance of Class A common Stock upon vesting of restricted share units	567,060	-	-	-	-	-
Issuance of Class A common Stock upon exercise of employee stock purchase plan and exercise of stock options	37,402	-	276	-	-	276
Note conversion	1,049,419	-	8,721	-	-	8,721
Prior GPO Convertible Note interest and extinguishment (Note 9)	203,118	-	1,902	(4,443)	-	(2,541)
Dragonfly Note and debt discount conversion	5,613	-	73	(1,113)	-	(1,040)
Era Note (Note 9)	(58,116)	-	364	-	-	364
Brokerage Fees Shares issued	25,000	-	315	-	-	315
Convertible Debenture Conversion	1,686,423	1	7,206	-	-	7,207
2025 GPO Convertible Note interest	141,928	-	660	-	-	660
Stock-based compensation expense	-	-	14,785	-	-	14,785
Withholding taxes on net share settlement of stock-based compensation and option exercises	-	-	(340)	-	-	(340)
Net loss	-	-	-	-	(65,247)	(65,247)
Foreign currency translation gain	-	-	-	960	-	960
Balance at December 31, 2025	16,248,288	$ 2	$ 933,905	$ 190	$ (872,146)	$ 61,951

The accompanying notes are an integral part of these consolidated financial statements.

FISCALNOTE HOLDINGS, INC.
Consolidated Statements of Cash Flows
(in thousands)

		Years Ended December 31,		
		2025		2024
Operating Activities:				
Net (loss) income	$	(65,247)	$	9,517
Adjustments to reconcile net (loss) income to net cash used in operating activities:				
Depreciation		1,039		1,241
Amortization of intangible assets and capitalized software development costs		16,935		18,628
Amortization of deferred costs to obtain revenue contracts		3,257		3,707
Impairment of goodwill		12,378		-
Gain on sale of businesses		(16,582)		(72,017)
Non-cash operating lease expense		1,944		2,060
Stock-based compensation		14,785		17,949
Bad debt expense		416		148
Change in fair value of financial instruments		9,234		6,408
Deferred income tax provision (benefit)		(189)		(162)
Paid-in-kind interest, net		4,472		7,963
Other non-cash items		(121)		60
Non-cash interest expense		2,913		3,068
Loss on debt extinguishment, net		7,958		-
Changes in operating assets and liabilities:				
Accounts receivable, net		(1,269)		1,836
Prepaid expenses and other current assets		1,905		592
Costs capitalized to obtain revenue contracts, net		(2,330)		(2,902)
Other non-current assets		(12)		228
Accounts payable and accrued expenses		(175)		(1,111)
Deferred revenue		2,460		1,032
Customer deposits		(279)		(194)
Other current liabilities		(1,618)		(454)
Lease liabilities		(3,128)		(3,117)
Other non-current liabilities		(189)		222
Net cash used in operating activities		(11,443)		(5,298)
Investing Activities:				
Capital expenditures		(7,203)		(8,884)
Cash proceeds from the sale of businesses, net (Note 4)		46,913		98,052
Net cash provided by investing activities		39,710		89,168
Financing Activities:				
Proceeds from long-term debt, net of issuance costs		100,985		6,301
Principal payments of long-term debt		(128,821)		(70,808)
Payment of deferred financing costs		(5,273)		(7,399)
Proceeds from exercise of stock options and ESPP purchases		276		474
Net cash used in financing activities		(32,833)		(71,432)
Effects of exchange rates on cash		64		(284)
Net change in cash, cash equivalents, and restricted cash		(4,502)		12,154
Cash, cash equivalents, and restricted cash, beginning of period		29,454		17,300
Cash, cash equivalents, and restricted cash, end of period	$	24,952	$	29,454
Supplemental Noncash Investing and Financing Activities:				
Issuance of common stock for conversion of debt and interest	$	2,562	$	20,946
Amounts held in holdback/escrow related to the sale of business	$	738	$	285
Property and equipment purchases in accounts payable	$	44	$	88
Supplemental Cash Flow Activities:				
Cash paid for interest	$	9,650	$	14,732
Cash paid for taxes	$	1,232	$	274

The accompanying notes are an integral part of these consolidated financial statements.

FISCALNOTE HOLDINGS, INC.
Notes to the Consolidated Financial Statements
(in thousands, except shares, par value, per share amounts, or as otherwise noted)

Note 1. Summary of Business and Significant Accounting Policies

Description of Business

FiscalNote delivers deep expertise in legislative tracking, regulatory analysis, and stakeholder engagement through PolicyNote, our flagship platform. Built to ensure a complete, real-time view of the policy landscape, PolicyNote delivers extensive policy data integrated with AI-powered monitoring and expert analysis, fueled by the trusted reporting of CQ and Roll Call, and coupled with the grassroots mobilization power of VoterVoice. Our PolicyNote suite rapidly provides users with the clarity on the policy landscape needed to make an impact. In our core products, we ingest unstructured data on legislative and regulatory developments, and overlay that data with our sophisticated in-house AI and data science expertise to deliver structured, relevant and actionable information that facilitates and informs our customers' key operational and strategic decisions. In addition, as the way organizations consume policy data and analysis changes, we are leveraging our policy domain expertise to expand into political prediction markets and enhancing our API offerings to enable organizations to incorporate our policy intelligence directly into their internally-developed systems.

Reverse Stock Split

On August 22, 2025, the Board approved a 1-for-12 reverse stock split (the "Reverse Stock Split") of the Company's Common Stock. On August 28, 2025, the Company filed a certificate of amendment to its Certificate of Incorporation (as amended from time to time, the "Certificate of Incorporation") with the Secretary of State of the State of Delaware to effect the Reverse Stock Split, and the Company's Class A Common Stock began trading on a split-adjusted basis at market open on September 2, 2025 under the existing symbol "NOTE".

As a result of the Reverse Stock Split, every 12 shares of the Company's Common Stock issued and outstanding as of the effective time of the Reverse Stock Split were automatically converted into one share of Common Stock. No fractional shares were issued in connection with the Reverse Stock Split. Instead, each stockholder received a cash payment in lieu thereof at a price equal to the fraction of one share to which the stockholder would otherwise be entitled multiplied by the closing price per share of Class A Common Stock (as adjusted for the Reverse Stock Split) on the New York Stock Exchange ("NYSE") on August 29, 2025 the last trading day immediately preceding the effective time of the Reverse Stock Split.

Further, proportionate adjustments were made to the number of shares of Common Stock underlying the Company's outstanding equity awards and the number of shares issuable under the Company's equity incentive plans and existing agreements, as well as the exercise price and/or any stock price goals, as applicable. The Reverse Stock Split did not affect the number of authorized shares of Common Stock or the par value of the Common Stock. The Company's publicly traded warrants continue to be traded on the NYSE under the symbol "NOTE.WS". However, pursuant to the terms of the applicable warrant agreement, the number of shares of Class A Common Stock issuable on exercise of each warrant was proportionately decreased. Specifically, following effectiveness of the Reverse Stock Split, every warrant to purchase 1.571428 shares of Class A Common Stock (the exchange ratio in place immediately prior to the Reverse Stock Split) now represents the right to purchase 0.130952 shares of Class A Common Stock. Accordingly, the effective per share exercise price is $87.82.

All share and per share amounts in the accompanying condensed consolidated financial statements have been retroactively adjusted to reflect the Reverse Stock Split for all periods presented.

Liquidity

In accordance with Accounting Standards Codification Topic 205-40, Going Concern, the Company evaluates whether there are certain conditions and events, considered in the aggregate, which raise substantial doubt about the Company's ability to continue as a going concern.

The Company's cash, cash equivalents, restricted cash, and short-term investments were $26,947 as of December 31, 2025, compared with $35,250 as of December 31, 2024. Further, the Company had negative working capital (excluding cash, restricted cash, and short-term investments) of $25,823 and $29,316 at December 31, 2025 and December 31, 2024, respectively, and had an accumulated deficit of $872,146 and $806,899 as of December 31, 2025 and December 31, 2024, respectively, and has incurred net losses (excluding the effect of gains on sale of businesses) of $81,829 and $62,500 for the years ended December 31, 2025 and 2024, respectively. Historically, the Company's cash flows from operations have not been sufficient to fund its current operating model and the Company partially funded its operations through raising equity and debt and selling assets (see Note 4, *Dispositions*). As disclosed in Note 19, "*Subsequent Events*", the Company did not meet its 2025 Senior Tem Loan minimum annualized recurring revenue financial covenant requirement. This event raised substantial doubt about the Company's ability to continue as a going concern and meet the Company's obligations as they become due within one year after the date the financial statements are issued.

On March 23, 2026 the Company entered into Amendment No. 1 of the 2025 Senior Term Loan, which among other things, (a) waived the event of default arising from the Company's failure to satisfy the annualized recurring revenue covenant at January 31, 2026, (b) revised the minimum thresholds for annualized recurring revenue and consolidated adjusted EBITDA and reduced minimum liquidity requirements through March 31, 2027, and (c) revised the Company's interest and principal repayment requirements (See Note 19, "*Subsequent Events*" for additional details). On March 19, 2026, the Company announced an organizational transformation that will reduce operating expenses significantly, including a workforce reduction of approximately 25%. As discussed in Note 9, "*Debt*", current maturities of principal repayments for other than the 2025 Senior Term Loan will be settled in shares. With the aforementioned actions, management believes this plan will alleviate the substantial doubt about the Company's ability to continue as a going concern.

The Company has implemented various cost saving measures throughout 2025 and 2026 to rationalize its cost structure and is actively evaluating additional cost saving opportunities and sources of capital. The Company expects to have adequate cash and cash flows to support its operating, investing, and financing activities for at least the next twelve months from the date of this filing. Pursuant to Amendment No. 1 of the 2025 Senior Term Loan, the Company is also required to make a $20.0 million prepayment no later than March 31, 2027. This requirement may create uncertainty over the Company's ability to continue as a going concern in the future. The Company's ability to maintain compliance with its financial covenants and satisfy its debt obligations are based on the Company's current expectations regarding revenues, improved net retention, collections, cost structure, current cash burn rate and other operating assumptions, which in part, depend on general economic, financial, competitive, legislative, regulatory, and other conditions.

The Company may execute other strategic alternatives to maximize stakeholder value, including further expense reductions, sale of all or portions of the business, corporate capital restructuring or formal reorganization, or liquidation of assets. If the Company raises funds in the future by issuing equity securities, dilution to stockholders will occur and may be substantial. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of common stock. If the Company raises funds in the future by issuing additional debt securities, these debt securities could have rights, preferences, and privileges senior to those of common stockholders. The terms of any additional debt securities, borrowings, and/or debt amendments could impose significant restrictions on the Company's operations. The capital markets have experienced in the past, and may experience in the future, periods of upheaval that could impact the availability and cost of equity and debt financing. There can be no assurance that any necessary additional financing in the future will be available on terms acceptable to the Company, or at all.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities in the ordinary course of business in addition to, and in conjunction with, Amendment No. 1 to the 2025 Senior Term Loan as disclosed in *Note 19, Subsequent Events*. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions in the Company's consolidated financial statements and notes thereto. Estimates and assumptions made by management include the determination of:

- revenue recognition;

- the average period of benefit associated with costs capitalized to obtain revenue contracts;

- the allowance for doubtful accounts receivable;

- the useful lives of intangible assets;

- capitalization of software development costs;

- valuation of financial instruments;

- impairment of goodwill and long-lived assets;

- the fair value of certain stock awards issued; and

- the recognition, measurement, and valuation of current and deferred income taxes and uncertain tax positions.

Actual results could differ materially from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, which forms the basis for making judgments about the carrying values of assets and liabilities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

Segments

The Company is a leading provider of artificial intelligence ("AI") driven global policy and regulatory intelligence solutions and operates out of a single operating segment. The Company derives revenues from customers by delivering critical, actionable legal and policy insights in a rapidly evolving political, regulatory and macroeconomic environment.

The Company's chief operating decision maker ("CODM") is the chief executive officer. The chief operating decision maker assesses performance for the single operating segment and decides how to allocate resources based on net (loss) income that also is reported on the income statement as consolidated net (loss) income. The measure of segment assets is reported on the balance sheet as total consolidated assets. The Company does not have intra-equity sales or transfers. The Company operates as a single operating segment as the chief operating decision maker manages the business activities on a consolidated basis.

The primary financial measures used by the CODM to evaluate performance and allocate resources are net income (loss) and operating income (loss). The CODM uses net income (loss) and operating income (loss) to evaluate the performance of the Company's ongoing operations and as part of the Company's internal planning and forecasting processes. Information on Net income (loss) and Operating income (loss) is disclosed in the Consolidated Statements of Operations. Segment expenses and other segment items are provided to the CODM on the same basis as disclosed in the Consolidated Statements of Operations.

The CODM does not evaluate performance or allocate resources based on assets of the single segment assets, and therefore such information is not presented in the notes to the financial statements.

Concentrations of Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company generally maintains its cash and cash equivalents with various nationally recognized financial institutions. The Company's cash and cash equivalents at times exceed amounts guaranteed by the Federal Deposit Insurance Corporation.

The Company does not require collateral for accounts receivable. The Company maintains an allowance for its doubtful accounts receivable due to estimated credit losses. This allowance is based upon historical loss patterns, the number of days billings are past due, collection history of each customer, an evaluation of the potential risk of loss associated with delinquent accounts and current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss patterns. The Company records the allowance against bad debt expense through the consolidated statements of operations, included in sales and marketing expense, up to the amount of revenues recognized to date. Any incremental allowance is recorded as an offset to deferred revenue on the consolidated balance sheets. Receivables are written off and charged against the recorded allowance when the Company has exhausted collection efforts without success. As of December 31, 2025 and December 31, 2024, allowance for credit losses of $1,454 and $1,343, respectively, was included in the accounts receivable, net balance.

No single customer accounted for more than 10% of the Company's accounts receivable balance as of December 31, 2025 and December 31, 2024. Revenue derived from the U.S. Federal Government was 17% of revenue for both of the years ended December 31, 2025 and December 31, 2024. As of December 31, 2025 and December 31, 2024, assets located in the United States were approximately 99% and 85% of total assets, respectively.

One vendor accounted for more than 10% of the Company's accounts payable as of December 31, 2025 and two vendors as of December 31, 2024, respectively. One vendor represented more than 10% of the total purchases made for the year ended December 31, 2025 and for the year ended December 31, 2024.

Revenue Recognition

The Company recognizes revenues upon the satisfaction of its performance obligation(s) (upon transfer of control of promised goods or services to its customers) in an amount that reflects the consideration to which it expects to be entitled to in exchange for those goods or services. The Company has elected to exclude sales and similar taxes from the transaction price.

The Company determines the amount of revenue to be recognized through the application of the following steps:

(i)   identification of contracts with customers,

(ii)   identification of distinct performance obligations in the contract,

(iii)   determination of contract transaction price,

(iv)   allocation of contract transaction price to the performance obligations, and

(v)   determination of revenue recognition based on timing of satisfaction of the performance obligation(s).

The Company derives its revenues from subscription revenue arrangements and advisory, advertising, and other revenues.

Subscription Revenue

Subscription revenue consists of revenue earned from subscription-based arrangements that provide customers the right to use the Company's software and products in a cloud-based infrastructure. Subscription revenue is driven primarily by the number of active licenses, the types of products and the price of the subscriptions. The Company also earns subscription-based revenue by licensing to customers its digital content, including transcripts, news and analysis, images, video, and podcast data. Subscription revenue is generally non-refundable regardless of the actual use and is recognized ratably over the non-cancellable contract term beginning on the commencement date of each contract, which is the date the Company's service is first made available to customers.

The Company typically invoices its customers annually. Typical payment terms provide that customers pay within 30 days of invoice. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue, depending on whether transfer of control to customers has occurred. Deferred revenue results from amounts billed to or cash received from customers in advance of the revenue being recognized.

Contract assets represent a conditional right to consideration for satisfied performance obligations that become a receivable when the conditions are satisfied. Contract assets are generated when contractual billing schedules differ from the timing of revenue recognition or cash collection and are included in other current assets in the accompanying consolidated balance sheets.

Advisory, Advertising, and Other Revenues

Advisory revenue is typically earned under contracts for specific deliverables and is non-recurring in nature, although the Company may sell different advisory services to repeat customers. One-time advisory revenue is invoiced according to the terms of the contract, usually delivered to the customer over a short period of time, during which revenue is recognized.

Advertising revenue is primarily generated by delivering advertising in its publications (Roll Call and CQ) in both print and digital formats. Revenue for print advertising is recognized upon publication of the advertisement. Revenue for digital advertising is recognized over the period of the advertisement or, if the contract contains impression guarantees, based on delivered impressions.

Costs Capitalized to Obtain Revenue Contracts

The Company capitalizes incremental costs of obtaining a contract. Certain sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions incurred for obtaining new contracts are deferred and then amortized as selling and marketing expenses on a straight-line basis over a period of benefit that the Company has determined to be approximately four years. The four-year amortization period was determined based on several factors, including the nature of the technology and proprietary data underlying the services being purchased, customer contract renewal rates and industry competition. The Company updates its estimate of the period of benefit periodically and whenever events or circumstances indicate that the period of benefit could change significantly. Such changes, if any, are accounted for prospectively as a change in estimate. The Company has elected to use a practical expedient to expense commissions for renewal contracts when the renewal period is 12 months or less. The Company does not have material costs to fulfill contracts with customers.

Cost of Revenues

Cost of revenues primarily consists of expenses related to hosting the Company's service, the costs of data center capacity, amortization of developed technology and capitalized software development costs, certain fees paid to various third parties for the use of their technology, services, or data, costs of compensation, including bonuses, stock compensation, benefits and other expenses for employees associated with providing professional services and other direct costs of production. Also included in cost of revenues are costs related to develop, publish, print, and deliver publications.

Cash, Cash Equivalents and Restricted Cash

The Company considers cash on deposit and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. At December 31, 2025, approximately 62% of the Company's cash and cash equivalents were held at JPMorgan Chase Bank, N.A.

Investments

The Company has invested in highly liquid investments that have investment-grade ratings. These investments are accounted for at fair value through the consolidated statement of operations. The Company is able to easily liquidate these into cash; accordingly, the Company has presented these investments as available for current operations and are presented as short-term investments within current assets in the consolidated balance sheets. Purchases and sales of short-term investments are classified in the investing section of our consolidated statement of cash flows.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the assets' estimated useful lives, which generally are five years for furniture and fixtures, three years for equipment, and the shorter of the useful life or the lease term for leasehold improvements. Software license fees for externally purchased software are capitalized and amortized over the life of the license. Property and equipment are evaluated for impairment in accordance with management's policy for finite-lived intangible assets and other long-lived assets (see Note 7, *Intangible Assets*).

Capitalized Software Development Costs

The Company capitalizes costs to develop software for internal use, including website development costs, when it is determined the development efforts will result in new or additional functionality or new products. Costs incurred prior to meeting these criteria and costs associated with implementation activities and ongoing maintenance are expensed as incurred and included in operating expenses in the accompanying consolidated statements of operations and comprehensive income (loss). Costs capitalized as internal use software are amortized on a straight-line basis over an estimated useful life that the Company has determined to be three years. Amortization of capitalized software development costs is included in the costs of revenues in the accompanying consolidated statements of operations and comprehensive income (loss). Software development costs are evaluated for impairment in accordance with management's policy for finite-lived intangible assets and other long-lived assets (see Note 7, *Intangible Assets*).

Acquisition-Related Intangibles and Other Long-Lived Assets

The Company recognizes acquisition-related intangible assets, such as customer relationships and developed technology, in connection with business combinations. The Company amortizes the cost of acquisition-related intangible assets that have finite useful lives generally on a straight-line basis. The Company evaluates acquisition-related intangibles and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of asset groups are measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. This includes assumptions about future prospects for the business that the asset group relates to and typically involves computations of the estimated future cash flows to be generated by these businesses. Based on these judgments and assumptions, the Company determines whether the Company needs to take an impairment charge to reduce the value of the asset group stated on the Company's consolidated balance sheets to reflect its estimated fair value. When the Company considers such assets to be impaired, the amount of impairment the Company recognizes is measured by the amount by which the carrying amount of the asset group exceeds its fair value. There were no impairments of long-lived assets during the year ended December 31, 2025 and December 31, 2024 (see Note 7, *Intangible Assets*).

Goodwill Impairment

Goodwill is not amortized, but is evaluated for impairment annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. For purposes of assessing potential impairment, the Company estimates the fair value of its reporting unit based on the price a market participant would be willing to pay in a potential sale of the reporting unit, and compares this amount to the carrying value of the reporting unit. If the Company determines that the carrying value of the reporting unit exceeds its fair value, an impairment charge would be required. The annual goodwill impairment test is performed on October 1st.

As a result of a sustained decrease in our Company share price following our annual impairment test on October 1, 2025, and changes to our internal financial projections, we concluded that a triggering event had occurred and conducted an impairment test of our goodwill and other long-lived assets as of December 31, 2025. During the year ended December 31, 2025, the Company recorded a non-cash goodwill impairment charge of $12,378 (see Note 8, *Goodwill*). There were no impairments of goodwill during the year ended December 31, 2024.

Leases

The Company determines if an arrangement is a lease or contains a lease at the inception of the contract. The Company's leases include certain variable lease payments associated with non-lease components, such as common area maintenance costs and real estate taxes, which are generally charged based on actual amounts incurred by the lessor. The non-lease components are combined with the lease component to account for both as a single lease component.

Lease liabilities, which represent the Company's obligation to make lease payments arising from the lease, and corresponding right-of-use assets, which represent the Company's right to use an underlying asset for the lease term, are recognized at the commencement date of the lease based on the present value of fixed future payments over the lease term. The Company calculates the present value of future payments using a discount rate equal to the Company's incremental borrowing rate. For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term and lease expense relating to variable payments is expensed as incurred. The Company did not have any finance leases at December 31, 2025 and at December 31, 2024. The Company records costs associated with leases within general and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

The Company subleases certain leased office spaces to third parties and recognizes sublease income on a straight-line basis over the sublease term as an offset to lease expense as part of the general and administrative expense in the consolidated statements of operations and comprehensive income (loss).

Warrant Liabilities

The Company evaluates its financial instruments, including its outstanding warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company has outstanding public and private warrants, both of which do not meet the criteria for equity classification and are accounted for as liabilities. Accordingly, the Company recognizes the warrants as liabilities at fair value and adjusts the warrants to fair value at each reporting period. The warrant liabilities are subject to re-measurement at each balance sheets date until exercised, and any change in fair value is recognized in the Company's consolidated statement of operations and comprehensive income (loss).

Stock-Based Compensation

Stock-based compensation awards consist of stock options and restricted stock units (collectively "stock-based awards"). The Company has historically issued stock options with exercise prices equal to the fair value of the underlying stock price. Prior to the completion of the Business Combination and listing of the Company's Class A common stock on the public stock exchange, the fair value of Old FiscalNote common stock underlying the stock options was determined based on then-current valuation estimates at the time of grant. Because such grants occurred prior to the public trading of the Company's Class A common stock, the fair value of Old FiscalNote common stock was typically determined with assistance of periodic valuation analyses from an independent third-party valuation firm.

The Company calculates the fair value of stock options using the Black-Scholes option-pricing model. For share-based awards with performance conditions, the Company periodically assesses whether the performance conditions have been met or are probable of being met in order to determine the timing and amount of compensation expense to be recognized for each reporting period. Compensation expense for all option awards is recorded on a straight-line basis over the requisite service period of the awards, which is generally the option's vesting period. These amounts are reduced by the forfeitures as the forfeitures occur.

Earnings per Share

Basic earnings per share ("EPS") is calculated by dividing the net income or loss available to common stockholders by the weighted average number of shares of common stock outstanding for the period without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss available to common stockholders by the weighted average number of shares of common stock outstanding for the period and the weighted average number of dilutive common stock equivalents outstanding for the period determined using the if-converted method (convertible debt instruments) or treasury-stock method (warrants and share-based payment arrangements). For purposes of this calculation, common stock issuable upon conversion of debt, options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the consolidated statements of operations and comprehensive income (loss) in the period that includes the enactment date.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts that are expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company's judgments regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute its business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the tax provision would increase or decrease in the period in which the assessment is changed.

The Company's tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, solely based on its technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the income tax provision.

Foreign Currency Translation

The functional currency of the Company's major foreign subsidiaries is generally the local currency. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the consolidated statements of operations and comprehensive income (loss). Foreign currency transaction gains and losses are included in other expense, net in the consolidated statements of operations and comprehensive income (loss) for the period and historically have not been material.

Currency gains and losses on the translation of intercompany loans made to foreign subsidiaries that are of a long-term investment nature are included in accumulated other comprehensive income (loss).

Fair Value Measurements

The Company accounts for assets and liabilities in accordance with accounting standards that define fair value and establish a consistent framework for measuring fair value on either a recurring or a nonrecurring basis. Fair value is an exit price representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

Accounting standards include disclosure requirements relating to the fair values used for certain financial instruments and establish a fair value hierarchy. The hierarchy prioritizes valuation inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Assets or liabilities valued based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

Recent Accounting Pronouncements Not Yet Effective

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") ASU 2024-03 *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) as amended by ASU 2025-01*, which requires public entities to disclose disaggregated information about certain income statement line items in the notes to the financial statements. For public entities, ASU 2024-03 is required to be adopted for annual periods beginning after December 15, 2026 and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

In September 2025, the FASB issued ASU No. 2025-06 *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)*: *Targeted Improvements to the Accounting for Internal-Use Software*, which removed the language around project stages that was used to assess when costs could be capitalized for an internal-use software. The update also requires internal-use software to be disclosed under the ASC 360 Property, Plant, and Equipment guidance. The guidance is effective for annual periods beginning after December 15, 2027. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07 *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. For public entities, ASU 2023-07 is required to be adopted for annual periods beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted this ASU effective for our Annual Report on Form 10-K for the year ending December 31, 2024, and as a result, enhanced certain qualitative considerations within "Segment Information" of Note 1, *Summary of Business and Significant Accounting Policies*. There were no significant impacts to our existing quantitative disclosures as a result of our adoption of this ASU.

In December 2023, the FASB issued ASU 2023-09 *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires public entities to disclose disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. For public entities, ASU 2023-09 is required to be adopted for annual periods beginning after December 15, 2024, with early adoption permitted. We adopted this ASU effective for our Annual Report on Form 10-K for the year ending December 31, 2025 and have applied the provisions on a prospective basis.

The Company has evaluated all issued Accounting Standards Updates and believes the adoption of these standards will not have a material impact on its consolidated statements of operations and comprehensive income (loss), balance sheets, or cash flows.

Note 2. Business Combination with DSAC

On July 29, 2022, the Company consummated the transactions contemplated by the Agreement and Plan of Merger, dated as of November 7, 2021, and as amended on May 9, 2022, (the "Merger Agreement"), by and among FiscalNote Holdings, Inc., a Delaware corporation ("Old FiscalNote"), Duddell Street Acquisition Corp., a Cayman Islands exempted company ("DSAC"), and Grassroots Merger Sub, Inc., a Delaware Corporation and a wholly owned direct subsidiary of DSAC ("Merger Sub" and, together with DSAC, the "DSAC Parties"). Pursuant to these transactions, Merger Sub merged with and into Old FiscalNote, with Old FiscalNote becoming a wholly owned subsidiary of DSAC (the "Business Combination" and, collectively with the other transactions described in the Business Combination Agreement, the "Transactions"). In connection with the closing of the Transactions, DSAC domesticated and continued as a Delaware corporation under the name of "FiscalNote Holdings, Inc." ("New FiscalNote"). Unless the context otherwise requires, references in this Annual Report on Form 10-K to the "Company," "FiscalNote," "we," "us," or "our" refer to the business of Old FiscalNote, which became the business of New FiscalNote and its subsidiaries following the closing on July 29, 2022. Subsequent to the closing of the Business Combination, the Company's Class A common stock and public warrants began trading on the New York Stock Exchange ("NYSE") under the symbols "NOTE" and "NOTE.WS," respectively. The Company accounted for the Business Combination as a reverse recapitalization whereby Old FiscalNote was determined as the accounting acquirer and DSAC as the accounting acquiree. Accordingly, the Business Combination was treated as the equivalent of Old FiscalNote issuing stock for the net assets of DSAC, accompanied by a recapitalization. The net assets of DSAC are stated at historical cost, with no goodwill or other intangible assets recorded.

Note 3. Revenues

Disaggregation of Revenue

The following table depicts the Company's disaggregated revenue for the periods presented:

| | Years Ended December 31, | |
	2025	2024
Subscription	$ 88,982	$ 111,073
Advisory	2,084	4,640
Advertising	1,494	1,683
Books	10	233
Other revenue	2,837	2,637
Total	$ 95,407	$ 120,266

Revenue by Geographic Locations

The following table depicts the Company's revenue by geographic operations for the periods presented:

| | Years Ended December 31, | |
	2025	2024
North America	$ 85,599	$ 95,503
Europe	9,194	21,792
Australia	614	1,276
Asia	-	1,695
Total	$ 95,407	$ 120,266

Revenues by geography are determined based on the region of the Company's contracting entity, which may be different than the region of the customer. North America revenue consists solely of revenue attributed to the United States. For the year ended December 31, 2024, revenue attributed to the United Kingdom represented approximately 14% of total revenues. For the years ended December 31, 2025 and 2024, revenue attributed to Belgium represented approximately 5% and 4%, respectively. No other foreign country represented more than five percent of total revenue during the years ended December 31, 2025 and 2024, respectively.

Contract Assets

The Company had contract assets of $590 and $1,240, as of December 31, 2025 and December 31, 2024, respectively. The Company had contract assets of $1,183 as of January 1, 2024. Contract assets are generated when contractual billing schedules differ from the timing of revenue recognition or cash collections. They represent a conditional right to consideration for satisfied performance obligations that becomes a receivable when the conditions are satisfied. They are recorded as part of other current assets on the consolidated balance sheets.

Deferred Revenue

Details of the Company's deferred revenue for the periods presented are as follows:

Balance at December 31, 2023	$	44,405
Sale of businesses		(9,715)
Revenue recognized in the current period from amounts in the prior balance		(38,280)
New deferrals, net of amounts recognized in the current period		39,274
Effects of foreign currency		(209)
Balance at December 31, 2024		35,475
Sale of businesses		(7,698)
Revenue recognized in the current period from amounts in the prior balance		(32,775)
New deferrals, net of amounts recognized in the current period		34,572
Effects of foreign currency		470
Balance at December 31, 2025	$	30,044

Costs Capitalized to Obtain Revenue Contracts

During the years ended December 31, 2025 and 2024, the Company capitalized $2,275 and $2,899 of costs to obtain revenue contracts and amortized $3,257 and $3,707 to sales and marketing expense during the years ended December 31, 2025 and 2024, respectively. There were no impairments of costs to obtain revenue contracts for the years ended December 31, 2025 and 2024.

Unsatisfied Performance Obligations

At December 31, 2025 and December 31, 2024, the Company had $71,991 and $92,356 of remaining contract consideration for which revenue has not been recognized due to unsatisfied performance obligations. The Company expects to recognize this revenue over the next five years.

Note 4. Dispositions

2025 Dispositions

Sale of Oxford Analytica and Dragonfly

On February 21, 2025 (the "Signing Date"), the Company entered into an equity purchase agreement (the "Equity Purchase Agreement") with Factiva Ltd., ("Factiva") a limited company organized under the laws of England and Wales, providing for the sale of all of the outstanding equity interests in each of Dragonfly Eye Limited, a UK private limited company ("Dragonfly"), and The Oxford Analytica International Group, LLC, a Delaware limited liability company ("Oxford" and collectively with Dragonfly, the "Sold Businesses"). At closing of the sale on March 31, 2025, after adjustments based on the Sold Businesses estimated working capital, indebtedness, and transaction expenses, the Company received $40,000 in cash (excluding $400 of the purchase price that was deposited into escrow to satisfy certain potential post-closing purchase price adjustments and indemnification claims and including $813 of cash acquired by Factiva). As a result of the sale, the Company recorded a pre-tax gain on disposal of $15,257. The purchase price is subject to adjustment pursuant to the Equity Purchase Agreement; accordingly, the gain on sale may increase, or decrease, as the case may be, upon finalization of the purchase price.

The proceeds from the sale were used in part to prepay and retire $27,136 of term loans under the Prior Senior Term Loan, and pay $1,793 of related prepayment and exit fees associated with the retired amount. The remaining $11,071 of net proceeds were retained by the Company to pay for related transaction costs, cash taxes that may result from the sale, and general corporate purposes. As part of the sale, the Company recorded a current tax receivable for federal and state income tax of $281.

The Company determined that Oxford Analytica and Dragonfly were not significant subsidiaries, and their sale did not constitute a strategic shift that would have a major effect on the Company's operations or financial results. As a result, the results of operations for the Sold Businesses were not reported as discontinued operations under the guidance of ASC 205 "Presentation of Financial Statements."

Sale of TimeBase

On May 2, 2025, the Company entered into an agreement to sell the equity of the Company's Australian subsidiary, TimeBase Pty. Ltd. ("TimeBase"). On July 1, 2025 the Company closed the sale of TimeBase. Total consideration was $7,414 comprising a cash payment to the Company of $6,676 and a buyer holdback of $738 (included in Other non-current assets as the buyer holdback is expected to be repaid in the first quarter of 2027). The proceeds from the sale were used in part to prepay and retire $2,978 of term loans under the Prior Senior Term Loan, and pay $197 of related prepayment and exit fees associated with the retired amount. The remaining $3,501 of net proceeds were retained by the Company to pay for related transaction costs, cash taxes that may result from the sale, and general corporate purposes. As a result of the sale of TimeBase, the Company recorded a gain on disposal of $1,325.

The Company determined that TimeBase was not a significant subsidiary, and the disposition of TimeBase did not constitute a strategic shift that would have a major effect on the Company's operations or financial results. As a result, the results of operations for TimeBase were not reported as discontinued operations under the guidance of ASC 205 "Presentation of Financial Statements."

2024 Dispositions

Sale of Aicel

On October 31, 2024, the Company entered into an agreement to sell the equity of the Company's subsidiary owning and operating its Aicel Technologies business ("Aicel") to a South Korean based-group. Total consideration was $9,650 comprised of a cash payment to the Company of $8,500 and the assumption of an existing convertible note previously issued by Aicel in 2022, with an outstanding total principal and accrued paid-in-kind interest amount of $1,150. The net proceeds, after paying transaction fees, expenses, and taxes were used to repay $5,000 of principal and accrued paid-in-kind interest of the Company's Prior Senior Term Loan. As a result of the sale of Aicel, the Company recorded a gain on disposal of $480.

The Company determined that Aicel was not a significant subsidiary, and the disposition of Aicel did not constitute a strategic shift that would have a major effect on the Company's operations or financial results. As a result, the results of operations for Aicel were not reported as discontinued operations under the guidance of ASC 205 "Presentation of Financial Statements."

Sale of Board.org

On March 11, 2024, the Company entered into an agreement (the "Purchase Agreement") to sell the equity of the Company's subsidiary owning and operating its Board.org business with Exec Connect Intermediate LLC (the "Exec Connect"). On March 11, 2024, after adjustments based on Board.org's working capital, indebtedness and transaction expenses, as well as retention payments payable to certain employees of Board.org, the Company received $90,905 in cash (excluding $785 of the purchase price that was deposited into escrow to satisfy certain potential post-closing purchase price adjustments and indemnification claims and including $21 of cash acquired by Exec Connect). As a result of the sale of Board.org, the Company recorded a pre-tax gain on disposal of $71,599, inclusive of the $785 of funds placed in escrow. On June 6, 2024, the Company received $500 of the $785 placed in escrow. At December 31, 2024 the Company had $285 included in other current assets representing the remaining balance held in escrow. On March 17, 2025, the remaining $285 of escrow was released to the Company.

The proceeds from the sale of Board.org were used in part to prepay $65,700 of term loans under the Prior Senior Term Loan, and pay $7,068 of related prepayment and exit fees associated with the retired amount. The remaining $18,137 of net proceeds were retained by the Company for general corporate purposes. As part of the sale the Company recorded a current tax liability for federal and state income tax of $1,571 and a non-cash deferred tax charge of $300.

The Company determined that Board.org was not a significant subsidiary, and the disposition of Board.org did not constitute a strategic shift that would have a major effect on the Company's operations or financial results. As a result, the results of operations for Board.org were not reported as discontinued operations under the guidance of ASC 205 "Presentation of Financial Statements."

Note 5. Leases

The Company has operating leases, principally for corporate offices under non-cancelable operating leases that expire at various dates through 2031. The non-cancellable base terms of these leases typically range from one to five years. Certain lease terms may include options to extend or terminate the lease, which are not factored into the determination of lease payments if they are not reasonably certain to be exercised.

The following table details the composition of lease expense for the years presented:

	Years Ended December 31,	
	2025	2024
Operating lease cost	$ 4,049	$ 4,723
Variable lease cost	264	279
Short-term lease cost	55	210
Total lease costs	$ 4,368	$ 5,212
Sublease income	$ (122)	$ (130)

The following tables present the future minimum lease payments and additional information about the Company's lease obligations as of December 31, 2025:

2026	$ 5,073
2027	5,041
2028	5,163
2029	5,289
2030	5,421
Thereafter	2,294
Total minimum lease payments	28,281
Less: Amounts representing interest	5,649
Net minimum lease payments	$ 22,632

	December 31, 2025	December 31, 2024
Weighted average remaining lease term (in years)	5.4	6.3
Weighted average discount rate	8.4%	8.5%

The following table presents supplemental cash flow information for the period presented:

	Years Ended December 31,	
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash outflows for operating leases	$ 5,250	$ 5,837
Supplemental noncash information on lease liabilities arising from obtaining operating lease assets:		
Operating lease assets obtained in exchange for lease obligations	$ 304	$ 1,042

Note 6. Property, Plant and Equipment

The following table details property and equipment as of the dates presented:

| | As of December 31, | |
	2025	2024
Leasehold improvements	$ 9,526	$ 9,536
Furniture and fixtures	81	101
Equipment	196	197
Computer equipment	2,318	2,406
Total property and equipment	$ 12,121	$ 12,240
Less: accumulated depreciation	(7,944)	(7,189)
Total property and equipment, net	$ 4,177	$ 5,051

Long-term assets outside of the United States were less than $1,000 at both December 31, 2025 and 2024.

Depreciation expense was $1,039 and $1,241 for the years ended December 31, 2025 and 2024, respectively, and is recorded as part of the general and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

Note 7. Intangible Assets

The following table summarizes the gross carrying amounts and accumulated amortization of the Company's intangible assets by major class:

| | December 31, 2025 | | | December 31, 2024 | | | Weighted Average Remaining Useful Life (Years) December 31, 2025 |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	
Customer relationships	$ 66,570	$ (35,899)	$ 30,671	$ 76,584	$ (34,867)	$ 41,717	6.9
Developed technology	21,738	(18,738)	3,000	29,015	(23,662)	5,353	5.1
Databases	29,145	(15,068)	14,077	29,135	(12,988)	16,147	6.9
Tradenames	9,325	(5,090)	4,235	10,808	(5,100)	5,708	6.6
Patents	871	(248)	623	841	(232)	609	18.6
Content library	592	(242)	350	592	(183)	409	5.9
Expert network	-	-	-	2,654	(1,715)	939	-
Total	$ 128,241	$ (75,285)	$ 52,956	$ 149,629	$ (78,747)	$ 70,882	

Finite-lived intangible assets are stated at cost, net of amortization, generally using the straight-line method over the expected useful lives of the intangible assets. Amortization of intangible assets, excluding developed technology, was $8,072 and $9,925 for the years ended December 31, 2025 and 2024, respectively.

Amortization of developed technology was recorded as part of cost of revenues in the amount of $672 and $2,277 for the years ended December 31, 2025 and 2024, respectively.

The expected future amortization expense for intangible assets as of December 31, 2025 is as follows:

2026	$	8,183
2027		8,178
2028		7,958
2029		7,688
2030		7,219
Thereafter		13,730
Total	$	52,956

Capitalized software development costs

Capitalized software development costs are as follows:

	December 31, 2025			December 31, 2024		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Capitalized software development costs	$ 38,284	$ (25,699)	$ 12,585	$ 34,946	$ (19,847)	$ 15,099

During the years ended December 31, 2025 and 2024, the Company capitalized interest on capitalized software development costs in the amount of $473 and $583, respectively. Amortization of capitalized software development costs was recorded as part of cost of revenues for the years ended December 31, 2025 and 2024 in the amount of $8,191 and $6,426, respectively. The estimated useful life is determined at the time each project is placed in service.

Impairment of long-lived assets

During each fiscal year, we periodically assessed whether any indicators of impairment existed related to our intangible assets. As of each interim period end during each fiscal year, we concluded that a triggering event had not occurred that would more likely than not reduce the fair value of intangible assets below their carrying value. We identified a triggering event during the fourth quarter of 2025, primarily related to the prolonged decline in the Company's stock price and market capitalization. This triggering event indicated we should test the related long-lived assets for impairment in certain of our asset groups. We tested each applicable asset group by first performing a recoverability test, comparing projected undiscounted cash flows from the use and eventual disposition of each asset group to its carrying value. This test indicated that the undiscounted cash flows were sufficient to recover the carrying value of certain asset groups. As a result, we concluded that no impairment charge was to be recorded for long-lived assets during the fourth quarter of 2025.

Note 8. Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill amounts are not amortized, but are rather tested for impairment at least annually as of October 1 of each year.

The changes in the carrying amounts of goodwill, which are generally not deductible for tax purposes, are as follows:

Balance at December 31, 2023	$	187,703
Sale of Businesses		(27,999)
Impact of foreign currency fluctuations		(643)
Balance at December 31, 2024		159,061
Sale of Businesses		(24,652)
Impairment		(12,378)
Impact of foreign currency fluctuations		953
Balance at December 31, 2025	$	122,984

On January 1, 2025, effective with the appointment of our new CEO, the Company reassessed its goodwill reporting unit and determined that the Company now operates out of a single reporting unit. Accordingly, the Company performed a quantitative goodwill impairment assessment immediately prior to, and on, January 1, 2025, which resulted in no impairment of goodwill.

The Company performed its annual goodwill impairment test on October 1, 2025 which indicated no impairment. However, due to the sustained decline in the Company's stock price and market capitalization toward the end of the fourth quarter of 2025, as well as the decline in organic revenue and customer retention, the Company performed a quantitative goodwill impairment assessment as of December 31, 2025. This quantitative assessment resulted in a goodwill impairment charge of $12,378 recognized in the fourth quarter of 2025. Prior to the quantitative goodwill impairment test performed at December 31, 2025, the Company tested the recoverability of its long-lived assets, and concluded that none of its intangibles were impaired. See Note 7, *Intangible Assets*. In the period following December 31, 2025, the Company has experienced a further decline in its market capitalization based upon its publicly quoted share price. Additionally, as described in Note 19, "*Subsequent Events*", the Company failed to satisfy its annualized recurring revenue covenant for the month ended January 31, 2026, reflecting continued pressure on customer retention and organic revenue. The Company is monitoring these developments as potential indicators of impairment under ASC 350. As of the date these financial statements were available to be issued, the Company has evaluated whether these factors, individually or in combination, constitute a triggering event requiring an interim goodwill impairment assessment. The Company also considered the impact of its first quarter 2026 restructuring actions, which are expected to result in meaningful reductions in operating costs relative to the assumptions embedded in the December 31, 2025 impairment analysis. If the decline in the Company's share price is sustained or the Company's operating performance does not improve in line with management's expectations, further testing of the Company's goodwill may be required and could result in an additional impairment charge.

The fair value estimate of the Company's single reporting unit was derived based on an income approach. Under the income approach, the Company estimated the fair value of its single reporting unit based on the present value of estimated future cash flows, which the Company considers to be a Level 3 unobservable input in the fair value hierarchy. The cash flows used are consistent with those the Company uses in its internal planning, which reflects actual business trends experienced and our long-term business strategy. As such, key assumptions and factors used in this method include, but are not limited to, revenue, margin, operating expense growth rates, realization of net operating losses, tax rates and policies in place as of the date of impairment testing, as well as a discount rate, and a terminal growth rate. In order to further validate the reasonableness of fair value as determined by the income approach, differences between estimated reporting unit fair value and market capitalization primarily reflect an implied control premium and differences between minority and controlling interests.

Potential indicators of impairment include significant changes in performance relative to expected operating results, significant negative industry or economic trends, or a significant decline in the Company's stock price and/or market capitalization for a sustained period of time. It is reasonably possible that one or more of these impairment indicators could occur or intensify in the near term, which may result in an impairment of long-lived assets or further impairment of goodwill.

The Company performed its annual goodwill impairment test as of October 1, 2024 and determined there to be no impairment.

Note 9. Debt

The following presents the carrying value of the Company's debt as of the respective period ends:

	December 31, 2025	December 31, 2024
2025 Senior Term Loan	$ 74,063	$ -
2025 GPO Convertible Note	19,235	-
Convertible Debentures	26,663	-
Dragonfly Seller Convertible Notes	11,982	8,979
Prior Senior Term Loan	-	88,595
Prior GPO Convertible Note	-	36,524
Amended Legacy Notes	-	16,165
PPP loan	-	36
Total gross debt	131,943	150,299
Debt issuance costs and debt discount	(3,495)	(3,222)
Total	128,448	147,077
Less: Current maturities	(2,813)	(36)
Total long-term debt	$ 125,635	$ 147,041

2025 Senior Term Loan/ Prior Senior Term Loan

2025 Senior Term Loan

On August 5, 2025, the Company entered into a financing agreement (the "Financing Agreement"), by and among the Company, as parent guarantor, the Company's domestic subsidiaries party thereto as borrowers and guarantors, the lenders from time to time party thereto, and MGG Investment Group LP, as collateral agent and as administrative agent, pursuant to which the lenders agreed to advance $75,000 which matures on August 12, 2029 (the "2025 Senior Term Loan"). The 2025 Senior Term Loan ranks senior to all other debt and is secured by a first priority lien on substantially all of the Company's assets. Obligations under the 2025 Senior Term Loan bear interest at variable rates, set at the Company's option, based on a reference rate plus 7%, or the secured overnight financing rate as administered by the Federal Reserve Bank of New York ("SOFR") plus 8%. Interest is payable in cash monthly in arrears. The 2025 Senior Term Loan is repayable in consecutive quarterly installments on the last business day of each March, June, September and December of each fiscal year commencing September 30, 2025, in an amount equal to (i) $469 with respect to each payment due quarterly through June 30, 2026 and (ii) $938 with respect to each payment due thereafter, with the remaining principal amount due at the maturity of the 2025 Senior Term Loan, or such earlier time as it may become payable. The Company must also pay a quarterly fee, in an amount equal to (i) $138 through March 31, 2026 and (ii) $38 with respect to each quarterly payment due thereafter.

The 2025 Senior Term Loan also contains four financial covenants: a minimum cash balance requirement, a minimum ARR requirement, a minimum adjusted EBITDA requirement, and a capital expenditure limitation.

The 2025 Senior Term Loan also includes covenants limiting the ability of the Company and its subsidiaries, subject to certain exceptions, to, among other things, (i) incur indebtedness, (ii) incur liens on their assets, (iii) enter into any transaction of merger, consolidation or amalgamation, liquidate, wind up or dissolve, or dispose of all or substantially all of their property or business, (iv) dispose of any of their property, or, issue or sell any shares of a subsidiary's stock, (v) make any payment or prepayment for any subordinated indebtedness, pay any earn-out payment, seller debt or deferred purchase price payments, or (vi) declare or pay any dividend or make any other distribution. The 2025 Senior Term Loan also contains certain events of default, including, among others, (i) failure to pay, (ii) breach of representations and warranties, (iii) breach of covenants, subject to any cure periods described therein, and (iv) failure to pay principal or interest on any other material debt.

On August 12, 2025 the Company closed on its 2025 Senior Term Loan and received net proceeds of $72,937 after original issue discount ("OID") of $2,063, or 2.75%. The Company incurred $960 of lender fees and $962 of fees paid to third parties. OID and capitalized debt issuance costs totaled $3,985 and is treated as a debt discount and will be amortized over the term of the 2025 Senior Term Loan using the effective interest method. Amortization expense for the year ended December 31, 2025 was $409, and is included within interest expense in the consolidated statements of operations and comprehensive loss. The remaining unamortized debt discount at December 31, 2025 is $3,576, and is reflected net within debt on the consolidated balance sheet.

On March 23, 2026, the Company into an amendment to its 2025 Senior Term Loan whereby the lenders, (a) waived the Company's default of its minimum ARR requirement, (b) amended the Company's financial covenants through March 31, 2027, and (c) increased the Company's interest rate to SOFR plus 9.50%.

The Company has elected to pay cash interest based on SOFR, which was 11.84% at December 31, 2025. For the year ended December 31, 2025, the Company recognized $3,538 of cash interest on the 2025 Senior Term Loan.

Upon maturity, the Company is required to pay in cash the greater of $500 or the fair market value of 60,416 Class A Common Stock of the Company (the "Exit Fee"). The Company will record non-cash interest expense over the life of the 2025 Senior Term Loan to accrete to the minimum Exit Fee due upon maturity. Accordingly, during the year ended December 31, 2025 the Company recognized $51 of interest expense related to the Exit Fee. At December 31, 2025, $51 of the minimum Exit Fee has been accrued and is included within Other non-current liabilities on the consolidated balance sheet.

Because the Exit Fee is payable in certain redemption scenarios, the Company determined that pursuant to ASC 815 "Derivatives and Hedging" certain of the embedded redemption features meet the definition of a derivative that must be accounted for at fair value with changes in fair value reflected in the consolidated statement of operations and comprehensive income (loss). The fair value of the embedded redemption feature at inception on August 12, 2025 was $90 and was accounted for as a debt premium and will be amortized over the term of the 2025 Senior Term Loan using the effective interest method. Amortization expense for the year ended December 31, 2025 was $9, and is included within interest expense in the consolidated statements of operations and comprehensive loss. The remaining unamortized debt premium at December 31, 2025 is $81, and is reflected net within debt on the consolidated balance sheet. The fair value of the embedded redemption features at December 31, 2025 was $165 and is included as a contra-liability in Other non-current liabilities on the consolidated balance sheet. The $75 change in fair value of the embedded redemption features from August 12, 2025 to December 31, 2025 is included within Change in fair value of financial instruments on the consolidated statement of operations and comprehensive income (loss).

Prior Senior Term Loan

On July 29, 2022, concurrent with the closing of the Company's Business Combination, FiscalNote, Inc., a wholly owned indirect subsidiary of FiscalNote Holdings, Inc., entered into a senior credit agreement (the "Prior Senior Term Loan") as amended from time to time. The annual interest of the Prior Senior Term Loan consisted of two components: (a) a cash interest component of the greater of (i) Prime Rate plus 5.0% per annum or (ii) 9.0% payable monthly, and (b) interest payable in kind component of 1.00% per annum, payable in kind monthly.

In connection with the completion of the sale of Oxford Analytica and Dragonfly on March 31, 2025, the Company also entered into Amendment No. 5 to the Prior Senior Term Loan, pursuant to which, among other things, the lenders consented to releasing the liens on Oxford Analytica and Dragonfly's assets and permitting the consummation of the sale in exchange for the permanent retirement of $27,136 of term loans under the Prior Senior Term Loan and payment of $1,793 of related prepayment and exit fees.

In connection with the completion of the sale of TimeBase on July 1, 2025, the Company also entered into Amendment No. 6 to the Prior Senior Term Loan, pursuant to which, among other things, the lenders consented to releasing TimeBase as a guarantor under the Prior Senior Term Loan, along with the liens granted on the equity and assets of TimeBase and permitting the consummation of the sale in exchange for the permanent retirement of $2,978 of term loans under the Prior Senior Term Loan and payment of $197 of related prepayment and exit fees

On August 12, 2025, with proceeds from the 2025 Senior Term Loan, the Company retired all of its then outstanding obligations under the Prior Senior Term Loan totaling $62,782 (including accrued and unpaid interest and deferred finance costs). The Company accounted for the retirement of its Prior Senior Term Loan as a debt extinguishment; accordingly, the Company recognized a loss on debt extinguishment of $6,174 during the year ended December 31, 2025.

For the year ended December 31, 2025 and 2024, the Company incurred $5,610 and $14,812 and $448 and $1,068 of cash interest and paid-in-kind interest, respectively, on the Prior Senior Term Loan. Paid-in-kind interest is reflected as a component of the carrying value of the Prior Senior Term Loan.

Amortization of debt issuance costs on the Prior Senior Term Loan is recorded within interest expense in the consolidated statements of operations and comprehensive income (loss) and totaled and $2,062 and $2,210 for the years ended December 31, 2025 and 2024, respectively.

2025 GPO Convertible Note/Prior GPO Convertible Note

On June 30, 2023 the Company issued to GPO FN Noteholder LLC (the "GPO Investor") a subordinated convertible promissory note in an initial principal amount of $46,794 (the "Prior GPO Convertible Note"). Pursuant to the terms of the Prior GPO Convertible Note, paid-in-kind interest accrued from the date of issuance through June 30, 2024. Beginning on July 1, 2024 the Company was required to pay interest with either cash or shares, solely at the discretion of the Company. Accordingly, since September 30, 2024 and through December 31, 2025, the Company issued the GPO Investor 346,058 Class A Common Shares, in the aggregate, in satisfaction of quarterly interest pursuant to the terms of the Prior GPO Convertible Note.

In conjunction with the establishment of the 2025 Senior Term Loan, on August 5, 2025, the Company entered into a redemption and exchange agreement with the GPO Investor. Pursuant to the redemption and exchange with the GPO Investor, on August 12, 2025, the Company redeemed $30,000 of the Prior GPO Convertible Note in exchange for a cash payment of $27,000 to the GPO Investor (the "GPO Redemption"). The Company also issued a new senior subordinated promissory note to the GPO Investor in the aggregate amount of $20,434 (the "2025 GPO Convertible Note") in exchange for, and the cancellation of, the remaining obligations under the existing Prior GPO Convertible Note.

The 2025 GPO Convertible Note is guaranteed by the Company's domestic subsidiaries, which are parties to the 2025 Senior Term Loan, and is contractually subordinated to the Company's obligations under the 2025 Senior Term Loan. The 2025 GPO Convertible Note matures on November 13, 2029 and bears interest at a rate of 7.50% per annum payable quarterly in arrears, in cash or, provided no event of default is then occurring under the 2025 GPO Convertible Note, freely tradeable shares of the Company's Class A Common Stock, at the Company's option, with the value per share determined with reference to the VWAP of the Class A Common Stock over the trading days occurring within the thirty calendar days prior to the applicable interest payment date. At any time prior to November 13, 2029, the GPO Investor is entitled to convert all or any portion of the principal amount of the 2025 GPO Convertible Note and accrued interest thereon into shares of the Company's Class A Common Stock at an initial conversion price of $82.92 per share (subject to customary anti-dilution adjustments). Under the terms of the 2025 GPO Convertible Note, the Company is required to make quarterly installment payments of $2,000 of the outstanding principal beginning April 1, 2026 in the form of freely tradeable shares of the Company's Class A Common Stock, cash, or a combination thereof, solely at the determination of the Company. Class A Common Stock issued to satisfy quarterly interest and principal repayments will be issued at a price equal to the lowest of (i) the then-effective Conversion Price under the 2025 GPO Convertible Note, (ii) 95% of the VWAP of the Class A Common Stock over the ten trading days immediately preceding the applicable Installment Date and (iii) 95% of the VWAP of the Class A Common Stock over the trading days occurring within the ninety calendar day period immediately preceding the applicable payment date.

The 2025 GPO Convertible Note provides for customary events of default upon which repayment of the 2025 GPO Convertible Note may be accelerated, including failure to pay any amounts due and owing under the 2025 GPO Convertible Note, failure to deliver the shares upon a conversion of the 2025 GPO Convertible Note, an uncured breach of any terms of the 2025 GPO Convertible Note and a default under certain of the Company's other indebtedness. The 2025 GPO Convertible Note includes certain negative covenants related to the Company's ability to incur indebtedness.

The Company elected to account for the 2025 GPO Convertible Note using the fair value option. The fair market value at August 12, 2025 and December 31, 2025 was $18,865 and $19,235, respectively. The unrealized change in the fair value of the 2025 GPO Convertible Note was recorded in the change in fair value of financial instruments in the consolidated statements of operations and comprehensive income (loss) in the amount of a loss of $370 during the year ended December 31, 2025. The Company incurred total interest expense related to the 2025 GPO Convertible Note of $600 for the year ended December 31, 2025 and issued 141,928 Class A Common Stock in satisfaction of such interest expense.

The Company accounted for the redemption and exchange with the GPO Investor as a debt extinguishment. Accordingly, the Company recognized a gain of $422 (net of a $4,443 gain previously recognized in other comprehensive income), which is recorded in the change in fair value of financial instruments in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2025.

The Company elected to account for the Prior GPO Convertible Note using the fair value option. The fair market value at August 12, 2025 and December 31, 2024 was $41,844 and $36,524, respectively. The unrealized change in the fair value of the Prior GPO Convertible Note was recorded in the change in fair value of financial instruments in the consolidated statements of operations and comprehensive income (loss) in the amount of a loss of $5,320 for the year ended December 31, 2025. The Company incurred total interest expense related to the Prior GPO Convertible Note of $2,354 and $3,792 for the years ended December 31, 2025 and 2024, respectively.

Convertible Debentures

In conjunction with the establishment of the 2025 Term Loan and in order to fund the GPO Redemption (defined below), on August 5, 2025 (the "Purchase Agreement Date"), the Company entered into a securities purchase agreement (the "Purchase Agreement"), with YA II PN, Ltd ("YA"), pursuant to which the Company would issue YA convertible debentures in an aggregate principal amount of up to $33,300 (the "Convertible Debentures") for a total cash purchase price of $30,000, subject to satisfaction of certain closing conditions.

On August 12, 2025, the initial tranche of Convertible Debentures comprising $21,000 in stated principal amount were issued to YA, in accordance with the Purchase Agreement, with the Company receiving net proceeds of $18,900 (the "First YA Debenture"). On September 11, 2025, the second and final, tranche of Convertible Debentures comprising $12,300 in stated principal amount were issued to YA, in accordance with the Purchase Agreement with the Company receiving net proceeds of $11,000 (the "Second YA Debenture").

The Company's obligations under the Purchase Agreement and the Convertible Debentures are guaranteed by FiscalNote, Inc., a wholly owned subsidiary of the Company, and are contractually subordinated to the Company's obligations under its 2025 Senior Term Loan and the 2025 GPO Note. The First YA Debenture matures on February 12, 2027 and the Second YA Debenture matures on March 11, 2027 and both bear interest at a rate of 5% per annum or 18% per annum in the event of an event of default. The maturity dates of the First YA Debenture and the Second YA Debenture will automatically extend to the first day subsequent to the maturity date of the 2025 Senior Term Loan if one, or both, of the notes have a balance outstanding on February 12, 2027.

At any time prior to the maturity dates, and subject to certain ownership and conversion limitations, YA is entitled to convert any portion of the principal amount of the Convertible Debentures and accrued interest thereon into shares of the Company's Class A Common Stock (the "Debenture Conversion Shares") at a conversion price equal to 94% of the lowest daily volume weighted average trading price ("VWAP") during the five trading days prior to the conversion date, subject to a floor price of $0.8884 (the "Floor Price").

In the event (i) the daily VWAP is less than the Floor Price then in effect for any five trading days during a period of seven consecutive trading days, (ii) the Company has issued substantially all of shares of the Class A Common Stock available for issuance without violating applicable rules of the NYSE, or (iii) YA is unable to utilize a registration statement to resell Debenture Conversion Shares for a period of ten (10) consecutive trading days, then the Company will be required to make certain amortization payments to YA.

The Convertible Debentures provide for customary events of default, upon which repayment of the Convertible Debentures may be accelerated, including failure to pay any amounts due and owing under the Convertible Debentures, failure to timely deliver the Debenture Conversion Shares, an uncured breach of any terms of the Convertible Debentures and a default under certain of the Company's other indebtedness.

During the third and fourth quarters of 2025, YA converted $5,900 of principal and $111 of accrued interest in exchange for 1,686,423 shares of the Company's Class A common stock with a fair value of $7,206. The non-cash charge of $1,602 recognized upon these conversions was recorded in the change in fair value of financial instruments in the consolidated statements of operations and comprehensive income (loss) during the year ended December 31, 2025.

The Company elected to account for the First YA Debenture and Second YA Debenture using the fair value option. The fair market value at August 12, 2025 and December 31, 2025 was $29,970 and $26,663, respectively. The unrealized change in the fair value of the First YA Debenture and Second YA Debenture was recorded in the change in fair value of financial instruments in the consolidated statements of operations and comprehensive income (loss) in the amount of a charge of $2,186 for the year ended December 31, 2025. The Company incurred total interest expense related to the First YA Debenture and Second YA Debenture of $524 for the year ended December 31, 2025.

Convertible Notes

Purchased Original Notes

On March 17, 2025 and March 20, 2025, investors holding two convertible notes originally issued in 2020 and assumed by the Company in connection with the Business Combination, with a principal and accrued paid-in-kind interest balance of $5,769 (the "Purchased Original Notes"), sold their convertible notes to EGT 11 LLC (the "Exchange Investor"). In connection with the acquisition of the Purchased Original Notes by the Exchange Investor, the Company entered into a Securities Exchange Agreement (the "Exchange Agreement") on March 17, 2025, pursuant to which the Company cancelled the Purchased Original Notes and in exchange (i) issued a convertible note to the Exchange Investor, for $5,500 on March 17, 2025 and (ii) issued a second convertible note for $269 on March 20, 2025 (collectively, the "Third Era Convertible Note"). The acquisition of the Purchased Original Notes by the Exchange Investor and the Exchange Agreement resulted in the extinguishment of the Purchased Original Notes. Accordingly, the Company recognized a loss on debt extinguishment of $1,784 during the year ended December 31, 2025. The Company incurred total interest expense related to the Purchased Original Notes, including the amortization of the various discounts, of $202 and $840 during the years ended December 31, 2025 and 2024, respectively.

Amended Legacy Notes

On March 25, 2025, the Company entered into a letter agreement (the "First Amendment") with the holders (the "Legacy Investors") of two convertible notes originally issued in 2020 and assumed by the Company in connection with the Business Combination (the "Legacy Notes" and, as amended, the "Amended Legacy Notes") with a principal and accrued paid-in-kind interest balance of $10,961 modifying certain provisions in favor of each of the Legacy Investors. The Legacy Notes were unsecured and earned payable in kind interest of 15% per annum, payable annually in arrears. The Maturity Date of the Legacy Notes was July 31, 2025 (the "Original Maturity Date"), however, the Amendment extended the Original Maturity Date to April 15, 2026 (the "Extended Maturity Date").

Pursuant to the terms of the Amended Legacy Notes, during the year ended December 31, 2025 the Company converted $8,136 of the Legacy Notes into 1,049,421 Class A Common Shares.

The Company incurred total interest expense related to the Amended Legacy Notes, including the amortization of the various discounts, of $1,153 and $1,662 during the years ended December 31, 2025 and 2024, respectively.

On July 30, 2025, the Company and the holders of the Amended Legacy Notes agreed to extend the Original Maturity Date to August 15, 2025. On August 12, 2025, the Company retired all of its then outstanding obligations under the Amended Legacy Notes by paying the holders $3,600 in cash. No extinguishment gain or loss was recognized.

Dragonfly Seller Convertible Notes

In connection with the Company's acquisition of Dragonfly, the Company financed part of the purchase with the issuance of convertible notes (the "Dragonfly Seller Convertible Notes"). The Dragonfly Convertible Notes were issued in a principal amount of £8,929 pounds sterling (approximately $11,050 on January 23, 2023, the closing date of the acquisition of Dragonfly by the Company), with interest at an annual rate of 8%, which can be paid in cash or paid-in-kind. The paid-in-kind interest will be annually credited to the principal amount. All principal and accrued interest are due upon maturity on January 27, 2028. The Company can convert any portion of the principal and accrued interest at the VWAP for the five consecutive trading day period ending on the last trading day of the calendar month preceding the date the Company provides notice of conversion to the Sellers. The lender has the right to convert the outstanding principal and accrued interest for FiscalNote common stock at $120.00 per share, subject to adjustment in the event of any stock dividend, stock split, reverse stock split, combination or other similar recapitalization with respect to common stock.

In January 2025 one of the noteholders voluntarily elected to convert £547 pounds sterling (approximately $702 as of the date of the conversion) pursuant to the lender conversion right of $10.00 per share; accordingly, the Company issued the holder 5,613 shares of the Company's Class A common stock with a fair value of $67. The non-cash gain of $635 recognized upon this conversion was recorded in the change in fair value of financial instruments in the consolidated statements of operations and comprehensive income (loss) during the year ended December 31, 2025.

The Company elected to account for the Dragonfly Seller Convertible Notes using the fair value option. The fair market value at December 31, 2025 and December 31, 2024 was $11,982 and $8,979, respectively. The cumulative unrealized change in the fair value of the Dragonfly Seller Convertible Notes of $151 is recorded in accumulated other comprehensive income at December 31, 2025. The unrealized change in the fair value of the Dragonfly Seller Convertible Notes of $1,264, as a result of the change in the Company's specific credit risk, is recorded in accumulated other comprehensive income for the year ended December 31, 2024. The non-cash loss was recorded in the change in fair value of financial instruments in the consolidated statements of operations and comprehensive income (loss) in the amount of $735 and $425 for the years ended December 31, 2025 and 2024, respectively. The Company incurred total interest expense related to the Dragonfly Seller Convertible Notes of $1,055 and $980 during the years ended December 31, 2025 and 2024, respectively.

Era Convertible Notes

First Era Convertible Note

In connection with the Company's strategic commercial partnership, the Company issued a convertible note to EGT-East, LLC ("Era"), a third-party lender, for $5,500 on December 8, 2023 and a second convertible note for $801 on January 5, 2024 (collectively, the "First Era Convertible Note"). The First Era Convertible Note was issued in aggregate principal amount of $6,301, with cash interest at a rate equal to the applicable federal rate published by the Internal Revenue Service beginning on June 8, 2024. All principal and unpaid interest were to mature on December 8, 2027.

Pursuant to the copilot agreement (the "Co-Pilot Agreement") entered into by and among the Company, FiscalNote Inc., a subsidiary of the Company, and Era on December 8, 2023, the Company agreed to issue Era up to an additional $3,150 in the form of shares of the Company's Class A Common Stock no later than June 2024 (the "First Era Convertible Note Partnership Shares").

On April 11, 2024, the Company entered into a letter agreement (the "Letter Agreement") with Era modifying certain provisions of the First Era Convertible Note and the Co-Pilot Agreement. The Letter Agreement permitted and required the Company to convert approximately $1,599 in aggregate principal amount of the First Era Convertible Note (the "Early Converted Note"). Pursuant to the Letter Agreement, the Company was also required to issue to Era the First Era Convertible Note Partnership Shares. Pursuant to the Letter Agreement, Era had the right to convert the aggregate principal amount of the remaining First Era Convertible Note, but only on or after June 30, 2024, if such conversion right was not cancelled by the terms of the Letter Agreement. On April 11, 2024 and pursuant to the Letter Agreement, the Company issued Era 250,272 shares of Common Stock.

On June 12, 2024 and June 25, 2024 the Company issued the Investor an aggregate amount of 320,735 shares of Common Stock to satisfy its remaining obligations with regards to the First Era Convertible Note and Co-Pilot Agreement. Accordingly, the Company has no obligations outstanding related to the First Era Convertible Note at December 31, 2024 or any time thereafter.

The Company elected to account for the First Era Convertible Note using the fair value option. The non-cash change in fair value of financial instruments recorded in the consolidated statements of operations and comprehensive income (loss) was a loss of $3,189 for the year ended December 31, 2024.

Second Era Convertible Note

The Company issued a senior subordinated convertible note to an affiliate of Era ("Era II"), for $5,500 on November 12, 2024 (the "Second Era Convertible Note"). The Second Era Convertible Note had a maturity date of November 12,

2027 and a cash interest rate equal to the applicable federal rate published by the Internal Revenue Service beginning on May 12, 2025. The Company issued 212,427 shares of common stock to Era II (the "Second Era Convertible Note Success Fee Shares") as a success fee and 54,166 shares of common stock to Northland Securities, Inc. to cover brokerage fees incurred by Era II in connection with its liquidating (i) any shares of common stock underlying the Second Era Convertible Note and the Second Era Convertible Note Success Fee Shares and (ii) the shares of common stock underlying the First Era Convertible Note as well as shares of common stock issued pursuant to the Co-Pilot Agreement.

On December 18, 2024 and December 27, 2024 the Company converted all of the outstanding principal of the Second Era Convertible Note and issued Era II, in aggregate, 448,106 shares of common stock. Accordingly, the Company had no obligations outstanding related to the Second Era Convertible Note at December 31, 2024 or any time thereafter.

The Company elected to account for the Second Era Convertible Note using the fair value option. The Second Era Convertible Note was recorded at its acquisition date fair value of $5,500. The non-cash loss of $2,973 was recorded in the change in fair value of financial instruments in the consolidated statements of operations and comprehensive income (loss) during the fourth quarter of 2024. In January 2025, Era II returned 89,288 shares of common stock pursuant to the terms of the Second Era Convertible Note.

Third Era Convertible Note

The Third Era Convertible Note was issued in an aggregate principal amount of $5,769, with cash interest accruing at a rate equal to the applicable federal rate published by the Internal Revenue Service beginning on September 17, 2025. All principal and unpaid interest mature on March 17, 2028. The Company received no cash from the Third Era Convertible Note because they were exchanged for the Purchased Original Notes.

The Third Era Convertible Notes are contractually subordinated to the Company's obligations under its senior secured indebtedness, and accordingly the Company's right to make certain cash payments in connection therewith is limited by the terms of such subordination agreement. Beginning on the six-month anniversary of the issuance of the applicable Third Era Convertible Note, the Exchange Investor may convert such Third Era Convertible Notes into shares (the "Conversion Shares") of the Company's Class A Common Stock, based on the volume weighted average market price of the Class A Common Stock for the 30 consecutive trading day period prior to the date of conversion (the "Conversion Price"). In addition, subject to certain limitations, the Company may elect to convert the Third Era Convertible Notes into Conversion Shares at the Conversion Price. The Exchange Notes provide for customary events of default, upon which repayment of the Exchange Notes may be accelerated.

Pursuant to the Exchange Agreement, the Company issued 216,337 shares of Common Stock (the "Third Era Convertible Note Fee Shares") to the Exchange Investor as an inducement for the Exchange Investor to exchange the Purchased Original Notes for the Third Era Convertible Note. The Third Era Convertible Note Fee Shares were presented as temporary equity in the consolidated balance sheet at their grant date fair value of $2,719.

As compensation for its brokerage services provided to the Exchange Investor, the Company also issued 25,000 shares of Common Stock to Northland Securities, Inc. (the "Brokerage Fee Shares") with a fair value of $315 that was reflected as a non-cash charge within general and administrative in the consolidated statements of operations and comprehensive income (loss) during the year ended December 31, 2025.

On August 12, 2025, the Company retired all of its then outstanding obligations under the Third Era Convertible Note by paying the holders $8,176 in cash. As a result of the extinguishment, the Company recognized a gain of $634 that was recorded in the change in fair value of financial instruments in the consolidated statements of operations and comprehensive income (loss) during the year ended December 31, 2025. In the third quarter of 2025, the Exchange Investor returned, and the Company subsequently cancelled, 182,580 shares of Class A Common Stock. Accordingly, the Company has no obligations outstanding related to the Third Era Convertible Note at December 31, 2025 or any time thereafter.

PPP Loan

As of December 31, 2025, the Company has no remaining obligations under the PPP Loan balance.

Total Debt

The following table summarizes the total estimated fair value of the Company's debt as of December 31, 2025 and December 31, 2024, respectively.

	December 31, 2025	December 31, 2024
2025 Senior Term Loan	$ 70,985	$ -
2025 GPO Convertible Note	19,235	-
Convertible Debentures	26,663	-
Dragonfly Seller Convertible Notes	11,982	8,979
Prior Senior Term Loan	-	90,679
Prior GPO Convertible Note	-	36,524
Amended Legacy Notes	-	15,728
Total	$ 128,865	$ 151,910

Maturities of debt during the years subsequent to December 31, 2025 are as follows:

2026	$ 8,813
2027	11,750
2028	47,630
2029	63,750
Total	$ 131,943

The principal repayments in the table above, include the cash payments of $2,813, $3,750, $3,750 and $63,750 in each of the years 2026, 2027, 2028 and 2029, respectfully. The remaining amounts due are expected to be settled in shares.

Note 10. Stockholders' Equity

Authorized Capital Stock

The Company's Class common stock and public warrants are traded on the New York Stock Exchange ("NYSE") under the symbols "NOTE" and "NOTE WS," respectively. The Company's charter authorizes the issuance of 1,809,000,000 shares, which includes Class A common stock, Class B common stock, and preferred stock.

Class A Common Stock

Pursuant to the Company's charter, the Company is authorized to issue 1,700,000,000 shares of Class A common stock, par value $0.0001 per share. As of December 31, 2025, the Company had 15,557,379 shares of Class A common stock issued and outstanding.

Additionally, the Company has outstanding warrants to purchase shares of New FiscalNote Class A common stock that became exercisable upon the Closing of the Business Combination. See Note 12, *Warrant Liabilities*.

Class B Common Stock

Pursuant to the Company's charter, the Company is authorized to issue 9,000,000 shares of Class B common stock, par value $0.0001 per share. As of December 31, 2025, the Company had 690,909 shares of Class B common stock issued and outstanding.

Preferred Stock

Pursuant to the Company's charter, the Company is authorized to issue 100,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors has the authority without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences, which rights may be greater than the rights of the holders of the common stock. No preferred stock has been issued to date.

Dividends

The Company's Class A and Class B common stock are entitled to dividends if and when any dividend is declared by the Company's board of directors, subject to the rights of all classes of stock outstanding having priority rights to dividends. The Company has not paid any cash dividends on common stock to date. The Company may retain future earnings, if any, for the further development and expansion of the Company's business and have no current plans to pay cash dividends for the foreseeable future. Any future determination to pay dividends will be made at the discretion of the Company's board of directors and will depend on, among other things, the Company's financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as the Company's board of directors may deem relevant.

Note 11. Earnout Shares and RSUs

The shareholders and other equity holders of Old FiscalNote as described below are entitled to receive up to 1,599,591 additional shares of Class A Common Stock of New FiscalNote (the "Earnout Awards") in the form of Earnout Shares or as shares reserved for issuances upon settlement of Earnout RSUs, as described below. The Earnout Awards are split into five tranches each consisting of 319,918 shares of Class A Common Stock in New FiscalNote. Certain Old FiscalNote equity holders will receive Earnout Restricted Stock Units (the "Earnout RSUs"), which are settled in Class A common stock. The right to receive Earnout Awards will expire on July 29, 2027 (the "Earnout Period"). Each tranche of the Earnout Awards will be issued only when the dollar volume-weighted average price of one share of New FiscalNote Class A common stock is greater than or equal to $126.00, $150.00, $180.00, $240.00, or $300.00, respectively, for any 10 trading days within any period of 20 consecutive trading days during the Earnout Period (collectively, the "Triggering Events").

A portion of the Earnout Shares that may be issued to Old FiscalNote common stockholders, Old FiscalNote vested option holders and Old FiscalNote warrant holders and all of the Earnout RSUs were determined to represent additional compensation for accounting purposes pursuant to ASC 718, "Compensation-Stock Compensation". The Company recognizes stock-compensation expense based on the fair value of the Earnout Awards over the requisite service period for each tranche. The Company recognized $108 and $353 of share-based compensation expense during the years ended December 31, 2025 and 2024, respectively. The remaining Earnout Shares were determined to represent an equity transaction in conjunction with the reverse recapitalization and were evaluated pursuant to ASC 480, "Distinguishing Liabilities from Equity" and ASC 815, "Derivatives and Hedging". These remaining Earnout Shares are accounted for as a liability as the arrangement is indexed to something other than the Company's stock. The liability is revalued at each reporting period with changes being recorded as a non-operating gain or loss in the consolidated statements of operations and comprehensive income (loss). The liability of $68 was recorded in other non-current liabilities on the consolidated balance sheets as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, there was no unrecognized compensation expense related to the Earnout Awards. As of December 31, 2025, no Earnout Shares and no Earnout RSUs have been issued as no Triggering Events have occurred.

Note 12. Warrant Liabilities

As a result of the Reverse Stock Split, and pursuant to the terms of the applicable warrant agreement, at December 31, 2025, the Company has 8,358,964 public warrants outstanding to purchase a total of 1,094,625 shares of Class A common stock and 7,000,000 private placement warrants outstanding to purchase a total of 916,666 shares of Class A common stock, with each whole warrant being exercisable to purchase 0.130952 shares of Class A common stock at an effective price per share of $87.82 per whole share.

During the years ended December 31, 2025 and 2024, there were no public warrants exercised into shares of Class A common stock. No private placement warrants have been exercised to date. Accordingly, as of December 31, 2025, the Company had 8,358,964 public warrants and 7,000,000 private placement warrants outstanding with a per share fair value of $0.03. These warrants are accounted for as a liability and have an aggregate fair value of $477 and $2,458 at December 31, 2025 and December 31, 2024.

Note 13. Stock-Based Compensation

2022 Long-Term Incentive Plan

In connection with the Business Combination, the Company's board of directors adopted, and its stockholders approved, the 2022 Long-Term Incentive Plan (the "2022 Plan") under which 1,690,466 shares of Class A common stock were initially reserved for issuance. Effective December 31, 2024, the 2022 Plan was amended to (i) effectuate a one-time increase of 333,333 shares authorized for issuance under the 2022 Plan and (ii) revise the "evergreen" provision of the 2022 Plan such that the number of shares of Class A common stock that are automatically added to the 2022 Plan on January 1st of each year will be increased up to the lesser of (a) five percent (5%) of the total number of shares of Class A common stock outstanding on December 31st of the preceding calendar year or (b) 1,126,977 shares of Class A Common Stock (the "2022 Plan Amendment"). The 2022 Plan Amendment allows for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, other stock-based awards and cash-based awards. The number of shares of the Company's Class A common stock available for issuance under the 2022 Plan increases on the first day of each calendar year, continuing through and including January 1, 2027, by the lesser of (a) 1,126,977, (b) three percent (3%) prior to the 2022 Plan Amendment and five percent (5%) after the 2022 Plan Amendment, in each case, the total number of shares of Class A Common Stock outstanding on December 31st of the immediately preceding fiscal year or (c) a lesser number determined by the Company's board of directors prior to January 1 of a given year. In accordance with this provision, on each of January 1, 2024 and January 1, 2025, the number of shares authorized for issuance under the 2022 Plan increased by 304,199 and 928,309, respectively.

During the year ended December 31, 2025, the Company issued 782,394 restricted stock units. At December 31, 2025, 603,932 stock options, 181,994 performance stock options, 1,108,776 restricted stock units, and 13,860 performance based restricted stock units remain outstanding. As of December 31, 2025, the Company had 319,247 shares of Class A common stock available for issuance under the 2022 Plan.

The Company recognized $14,352 and $16,937 of stock-based compensation expense for all long-term incentive plans in effect during the years ended December 31, 2025 and 2024, respectively. The Company recognized $306 of stock-based compensation expense related to acquisition earnouts during the year ended December 31, 2024.

2024 Inducement Grant

In 2024, the Company's board of directors adopted the 2024 Inducement Equity Incentive Plan (the "Plan"). The plan allows for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, other stock-based awards and cash-based awards. Under the Plan, 41,666 shares of Class A common stock were initially reserved for issuance.

During 2024, the Company issued 16,666 stock options and 25,000 restricted stock units. At December 31, 2025, 16,666 stock options and 13,375 restricted stock units remain outstanding. The Company recognized $139 and $73 of stock-based compensation expense for this plan in effect during the years ended December 31, 2025 and 2024, respectively.

2022 Employee Stock Purchase Plan

In connection with the Business Combination, the Company's board of directors adopted, and its stockholders approved, the 2022 Employee Stock Purchase Plan (the "ESPP") whereby eligible employees may authorize payroll deductions of up to 15% of their regular base salary to purchase shares at the lower of 85% of the fair market value of the common stock on the date of commencement of the offering period or on the last day of the six-month offering period. The plan is defined as compensatory, and accordingly, a stock-based compensation charge of $133 and $280 was recorded as the difference between the fair market value and the discounted purchase price of the Company's common stock for the years ended December 31, 2025 and 2024. As of December 31, 2025, 88,286 shares have been issued under the ESPP and the Company had 520,843 shares of Class A common stock available for issuance under the ESPP.

The following table summarizes activities related to stock options and performance stock units during the period presented:

Stock Options awards	Number of shares		Weighted-average exercise price	Weighted-average remaining contractual life (years)		Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2023	772,466	$	44.88	6.1	$	-
Granted	213,773		19.44			
Exercised	(1,285)		4.08			
Cancelled and forfeited	(35,534)		50.28			
Expired	(21,848)		71.88			
Outstanding at December 31, 2024	927,572	$	38.16	5.9	$	77
Vested and exercisable as of December 31, 2024	630,773	$	39.24	4.5		
Unvested and expected to vest as of December 31, 2024	296,799					
Outstanding at December 31, 2024	927,572	$	38.16	5.9	$	77
Granted	-		-			
Exercised	(800)		17.52			
Cancelled and forfeited	(50,992)		28.79			
Expired	(89,854)		34.61			
Outstanding at December 31, 2025	785,926	$	39.24	4.9	$	-
Vested and exercisable as of December 31, 2025	683,207	$	39.42	4.4		
Unvested and expected to vest as of December 31, 2025	102,719					

The following table summarizes the weighted-average assumptions used to estimate the fair value of stock options granted during the year ended December 31, 2024. There were no stock options granted during the year ended December 31, 2025.

	Years Ended December 31, 2024
Expected volatility	45.49%
Expected life (years)	5.96
Expected dividend yield	0.00%
Risk-free interest rate	4.33%
Fair value of options	$ 18.72

At December 31, 2025, there was $923 of total unrecognized compensation cost related to outstanding unvested stock option awards including performance stock units that is expected to be recognized over a weighted-average period of approximately two years.

The following table summarizes the Company's restricted stock unit activity for the periods presented:

Restricted Stock Units	Number of shares	Weighted-average Grant Date Fair Value	Weighted-average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2023	537,008	$ 64.56	1.0	$ 7,346
Granted	1,043,259	15.24		
Vested	(286,328)	58.68		
Cancelled and forfeited	(123,976)	24.84		
Outstanding at December 31, 2024	1,169,963	$ 26.28	1.0	$ 15,022
Expected to vest as of December 31, 2024	1,169,963			
Outstanding at December 31, 2024	1,169,963	$ 26.28	1.0	$ 15,022
Granted	782,394	7.06		
Vested	(562,652)	30.54		
Cancelled and forfeited	(267,069)	16.13		
Outstanding at December 31, 2025	1,122,636	$ 13.15	0.8	$ 1,649
Expected to vest as of December 31, 2025	1,122,636	13.03		

At December 31, 2025, there was $9,730 of total unrecognized compensation cost related to outstanding unvested restricted stock units that are expected to be recognized over a weighted-average period of approximately one and half years.

Prior to 2022, the Company granted various executives performance stock options that vest upon certain events occurring. As of December 31, 2025, there were 181,944 performance stock options outstanding. The Company recognized $12 and $24 of share-based compensation expense for performance stock options and stock units for the years ended December 31, 2025 and 2024, respectively.

Note 14. Earnings (Loss) Per Share

The Company has two classes of common stock authorized: Class A common stock and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to twenty-five votes per share. The Company allocates undistributed earnings attributable to common stock between the common stock classes on a one‑to‑one basis when computing net earnings (loss) per share. As a result, basic and diluted net income (loss) per share of Class A common stock and Class B common stock are equivalent.

Earnings (loss) per share is computed by dividing net earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period on a basic and diluted basis. The Company's net income (loss) used in computing basic and diluted earnings per share. Diluted earnings (loss) per share considers the impact of potentially dilutive securities.

The components of basic and diluted earnings (loss) per shares are as follows:

(in thousands, except per share data)	Years Ended December 31,	
Numerator:	**2025**	**2024**
Net (loss) income used to compute basic and diluted (loss) income per share	$ (65,247)	$ 9,517
Denominator:		
Weighted average common stock outstanding, basic and diluted	14,025,448	11,440,050
Net (loss) income per share, basic	$ (4.65)	$ 0.83
Net (loss) income per share, diluted	$ (4.65)	$ 0.83

Since the Company was in a net loss position during the year ended December 31, 2025, basic net loss per share attributable to common stockholders is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been anti-dilutive. Potential common shares excluded from the diluted net loss per share calculation included convertible debentures, earnout awards, restricted stock units, stock options, employee stock purchase plan shares, and convertible notes (including the GPO convertible note and Dragonfly convertible note) outstanding during the period, as described in Note 9, *Debt*, Note 11, *Earnout Shares and RSUs*, and Note 13, *Share-Based Compensation*.

Note 15. Provision (Benefit) from Income Taxes

An analysis of income (loss) from continuing operations before income taxes by domestic and international consisted of the following as of dates presented:

	Years Ended December 31,	
	2025	**2024**
Domestic	$ (75,373)	$ (13,710)
Foreign	8,876	23,763
Total	$ (66,497)	$ 10,053

The (benefit) provision for income taxes consisted of the following as of the dates presented:

	As of December 31,	
	2025	**2024**
Current taxes		
Federal provision	$ (642)	$ 500
State provision (benefit)	(459)	(67)
Foreign provision (benefit)	35	14
Total current (benefit) provision	(1,066)	447
Deferred taxes		
Federal benefit	(6,977)	9,474
State benefit	(1,807)	3,542
Foreign benefit	(1,353)	166
Valuation allowance	9,953	(13,093)
Total deferred (benefit) provision	(184)	89
Total (benefit) provision from income taxes	$ (1,250)	$ 536

The reconciliation between the U.S. federal statutory income tax rate to the Company's effective tax rate for the period for the requirements of ASU 2023-09 is presented as follows:

| | Year Ended December 31, 2025 | |
	Amount	% Rate Effect
U.S. Federal provision at statutory rate	$ (13,980)	21.0%
State income taxes, net of federal benefit	(389)	0.6%
Foreign Tax Effects	-	0.0%
United Kingdom		
Valuation Allowance	727	(1.1)%
Sale of Businesses	(2,542)	3.8%
Other	(58)	0.1%
Other foreign jurisdictions	26	(0.0)%
Effect of Cross-Border Tax Laws		
GILTI	5,873	(8.8)%
Change in Valuation Allowance	6,840	(10.3)%
Nontaxable or Nondeductible Items		
Debt and related items	4,480	(5.9)%
Sale of Businesses	(5,252)	7.9%
Goodwill Impairment	1,879	(2.8)%
Stock compensation	2,233	(3.4)%
Return to Provision	(719)	1.1%
Other	(368)	(0.3)%
Effective tax rate	$ (1,250)	1.9%

As previously disclosed for the year ended December 31, 2024, prior to the adoption of ASU 2023-09, the following table reconciles the U.S. federal statutory income tax rate to the Company's annual effective tax rate:

	Year Ended December 31, 2024
U.S. Federal provision at statutory rate	21.0%
State income taxes, net of federal benefit	6.7%
Effects of rate other than statutory	(3.8)%
Interest disallowance	2.3%
Warrant revaluation	(4.9)%
Stock compensation	29.1%
Impairment from goodwill and other long-lived assets	0.0%
Sale of Board and Aicel	22.7%
Nondeductible Intercompany Payable	16.8%
Nondeductible expenses from recapitalization	27.4%
Change in valuation allowance	(102.7)%
Uncertain tax positions	(10.0)%
Others	0.8%
Effective tax rate	5.4%

The Company's effective tax rate differs from the U.S. statutory rate of 21 percent primarily due to state taxes, stock compensation, and the impact of a valuation allowance on the Company's deferred tax assets, disallowed interest expense, fair value adjustments on convertible debt, and tax items related to the sale of Board and Aicel.

Deferred Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows as of the dates presented:

	As of December 31,	
	2025	2024
Deferred tax assets		
Stock compensation	$ 1,897	$ 2,373
Section 163(j) interest limitation	34,686	32,477
Deferred revenue	-	4,928
Reserves and accruals	789	925
Capitalized research and development	-	9,341
Lease liability	5,856	6,604
Federal net operating loss carryforward	36,455	21,257
State net operating loss carryforward	8,588	6,467
Foreign net operating loss carryforward	4,273	7,101
Other deferred tax assets	2,003	685
Total deferred tax assets	94,547	92,158
Deferred tax liabilities		
Basis difference in fixed assets	(1,022)	(1,225)
Basis difference in intangibles assets and goodwill	(12,943)	(17,165)
Right of use asset	(3,516)	(3,928)
Other deferred tax liabilities	(1,443)	(1,995)
Total deferred tax liabilities	(18,924)	(24,313)
Valuation allowance	(76,099)	(69,779)
Net deferred tax liabilities	$ (476)	$ (1,934)

At December 31, 2025, the Company had U.S. federal net operating loss ("NOL") carryforwards of approximately $173,392, of which $35,953 is subject to expiration beginning in 2033 to 2037, and state net operating loss carryforwards of $154,245, which begin to expire in 2029. The utilization of the Company's net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by section 382 of the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization. Future changes in stock ownership may result in an ownership change. The Company determined that it underwent an ownership change during 2014 and 2015 as defined by section 382. As a result of the 2014 ownership change, the Company determined that $1,271 of net operating loss carryforward would not be available in future periods. The Company is still in process of analyzing its NOL limitations with respect to 2025. The Company is not aware of any tax law provisions aside from section 382 of the Internal Revenue Code that might limit the availability or utilization of loss or credit amounts. Changes in tax law may also impact our ability to use our net operating loss and tax credit carryforwards.

At December 31, 2025, the Company had Foreign NOL carryforwards in various countries of approximately $19,937, of which $3,041 is subject to expiration beginning in 2031.

The Company regularly assesses the realizability of its deferred tax assets and establishes a valuation allowance if it is more likely than not that some or all of its deferred tax assets will not be realized. The Company evaluates and weighs all available positive and negative evidence such as historic results, future reversals of existing deferred tax liabilities, projected future taxable income, as well as prudent and feasible tax-planning strategies. Generally, more weight is given to objectively verifiable evidence, such as the cumulative loss in recent years.

The Company decreased the valuation allowance established on its deferred tax assets by $6,320 and decreased the valuation allowance established on its deferred tax assets by $12,741 for the tax years ended December 31, 2025 and 2024, respectively. The Company continues to maintain a valuation allowance on its Federal deferred tax assets related to NOL carryforwards and interest expense limitations under 163(j) and on State deferred tax assets associated with states where FiscalNote files separately and CQ Roll Call's deferred tax liabilities are not able to be utilized. The Company will continue to assess the realizability of the deferred tax assets in each of the applicable jurisdictions going forward.

On July 4, 2025, U.S. legislation formally titled "An Act to Provide for Reconciliation Pursuant to Title II of H. Con. Res. 14" ("The Act") was signed into law. The Act, among other things, extended key provisions of the 2017 Tax Cuts and Jobs Act and introduced targeted changes to the U.S. federal income tax regime. The most significant of these changes for FiscalNote is the change to immediate expense for research and development costs that were previously capitalized and a change to the calculation for the interest limitation for tax purposes. During the year the Company recorded an immaterial benefit to income tax expense. The Company has also elected to deduct all previously capitalized research and development expenses in 2025, the resulted in an increase to net operating loss carryovers offset with a corresponding valuation allowance. The Company continues to capitalize certain research and development costs based on historic tax law.

Unrecognized Tax Benefits and Other Considerations

The Company records liabilities related to its uncertain tax positions. Tax positions for the Company and its subsidiaries are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company believes that it has provided adequate reserves for its income tax uncertainties in all open tax years. As the outcome of the tax audits cannot be predicted with certainty, if any issues arising in the Company's tax audits progress in a manner inconsistent with management's expectations, the Company could adjust its provision for income taxes in the future. For the year ended December 31, 2025, the Company recorded a decrease in uncertain tax position totaling $832 relating to a tax filing position that was contemplated on the prior year tax provision that was not taken on the return. The Company has the following activities relating to unrecognized tax benefits for the periods presented:

	Years Ended December 31,			
	2025		**2024**	
Beginning balances at December 31, 2024 and 2023	$	832	$	639
Additions due to current year positions		-		832
Lapses in statutes of limitations		(832)		(639)
Ending balances at December 31, 2025 and 2024	$	-	$	832

The Company's policy is to include interest and penalties related to unrecognized tax benefits, if any, with the provision for income taxes in the consolidated statements of operations. Included in the balance of unrecognized tax benefits as of December 31, 2025 and December 31, 2024 are $0 and $832, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and various foreign jurisdictions. As of December 31, 2025, the Company is not under examination by income tax authorities in federal, state, or other jurisdictions. All tax returns will remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any net operating loss or credits. We believe that an adequate provision has been made for any adjustments that may result from tax examinations.

Future sales of foreign subsidiaries are not exempt from capital gains tax in the U.S. The Company considers itself permanently reinvested in its foreign subsidiaries, and accordingly, no deferred income tax liability has been recorded for any potential taxable gain that may be realized on a future disposition or liquidation of any of its foreign subsidiaries.

Tax law changes

On July 4, 2025, U.S. legislation formally titled "An Act to Provide for Reconciliation Pursuant to Title II of H. Con. Res. 14" was signed into law ("The Act"). The Act, among other things, extended key provisions of the 2017 Tax Cuts and Jobs Act and introduced targeted changes to the U.S. federal income tax regime. The Company has recorded an income tax benefit of $46 in the year ended December 31, 2025 as a result of The Act.

Cash taxes paid by jurisdiction

The following table provides additional information about cash taxes paid disaggregated by jurisdiction. Cash paid for taxes for prior periods are presented as a supplemental disclosure in the Consolidated Statements of Cash Flow.

	Year Ended December 31, 2025
US Federal	$ -
US State and Local	
California	250
District of Columbia	90
Illinois	93
Pennsylvania	40
Other Jurisdictions	143
Total Domestic	616
Foreign	
Belgium	134
United Kingdom	68
Total Foreign	202
Total cash paid for income tax, net	$ 818

Note 16. Fair Value Measurements and Disclosures

Fair value is defined as the price that would be received to sell an asset or paid to settle a liability in an orderly transaction between market participants at the measurement date. Accounting standards utilize a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, which are described below:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 – Observable inputs other than quoted prices that are either directly or indirectly observable for the asset or

liability

Level 3 – Unobservable inputs that are supported by little or no market activity

These levels are not necessarily an indication of the risk of liquidity associated with the financial assets or liabilities disclosed. In instances where the determination of fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety, as required under ASC 820-10, "Fair Value Measurement." Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other accruals readily convertible into cash approximate fair value because of the short-term nature of the instruments.

The following table presents the Company's financial assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2025 by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 9,208	$ -	$ -	$ 9,208
Short-term investments	-	1,995	-	1,995
Liabilities:				
Public warrants	$ 260	$ -	$ -	$ 260
Private placement warrants	-	217	-	217
2025 GPO Convertible Note	-	-	19,235	19,235
Dragonfly Seller Convertible Notes	-	-	11,982	11,982
Convertible Debentures	-	-	26,663	26,663

The following table presents the Company's financial assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2024 by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 4,836	$ -	$ -	$ 4,836
Short-term investments	-	5,796	-	5,796
Liabilities:				
Public warrants	$ 1,338	$ -	$ -	$ 1,338
Private placement warrants	-	1,120	-	1,120
Prior GPO Convertible Note	-	-	36,524	36,524
Dragonfly Seller Convertible Notes	-	-	8,979	8,979

The following table summarizes changes in fair value of the Company's level 3 liabilities during the periods presented:

	Contingent Liabilities from Acquisitions	Liability Classified Warrants	Prior GPO Convertib le Note	Dragonfly Seller Convertib le Notes	Era Converti ble Notes	2025 GPO Note	Convertible Debentures
Balance at December 31, 2023	$ 130	$ 23	$ 36,954	$ 9,002	$ 5,977	$ -	$ -
Fair value at issuance date	-	-	-	-	4,058	-	-
Change in fair value included in the determination of net (income) loss[(a)]	(117)	(23)	2,154	425	6,162	-	-
Change in fair value included in accumulated other comprehensive income	-	-	(4,443)	(1,264)	-	-	-
Cash contingent compensation earned and subsequently settled	(13)	-	-	-	-	-	-
Paid in kind interest	-	-	3,792	980	-	-	-
Note and interest conversion			(1,933)		(16,197)	-	-
Foreign exchange	-	-	-	(164)	-	-	-
Balance at December 31, 2024	-	-	36,524	8,979	-	-	-
Fair value at issuance date	-	-	-	-	4,728	18,865	29,970
Change in fair value included in the determination of net loss	-	-	5,320	735	481	370	2,186
Paid in kind interest	-	-	1,902	1,073	-	-	-
Note and interest conversion	-	-	(1,902)	(707)	-	-	(5,493)
Note extinguishment	-	-	(41,844)	-	-	-	-
Note settlement	-	-	-	-	(5,209)	-	-
Foreign exchange	-	-	-	1,902	-	-	-
Balance at December 31, 2025	$ -	$ -	$ -	$ 11,982	$ -	$ 19,235	$ 26,663

(a) The change in contingent liabilities from acquisitions is recorded as transaction costs on the consolidated statements of operations and comprehensive income (loss).

Short-Term Investments

The fair value of the short-term investments is based on the quoted market price of the securities on the valuation date. As of December 31, 2025 and December 31, 2024, the estimated fair value of the short-term investments was $1,995 and $5,796. The Company recognized a non-cash loss of $50 and $176 for the years ended December 31, 2025 and 2024 resulting from the change in fair value of the short-term investments. The change in fair value is recorded in the consolidated statements of operations and comprehensive income (loss).

Public Warrants

The fair value of the public warrants is estimated based on the quoted market price of such warrants on the valuation date. As of December 31, 2025 and December 31, 2024, the estimated fair value of the public warrants was $260 and $1,338, respectively. The Company recognized a non-cash gain of $1,078 and $1,254 during the years ended December 31, 2025 and 2024 resulting from the change in fair value of the public warrants. The change in fair value is recorded in change in fair value of financial instruments in the consolidated statements of operations and comprehensive income (loss).

Private Placement Warrants

As of December 31, 2025 and December 31, 2024, the estimated fair value of the private warrants was $217 and $1,120, respectively. The Company recognized a non-cash gain of $903 and $1,050 during the years ended December 31, 2025 and 2024 resulting from the change in fair value of the private warrants. The change in fair value is recorded in change in fair value of financial instruments in the consolidated statements of operations and comprehensive income (loss).

2025 GPO Note / Prior GPO Convertible Note

The Prior GPO Convertible Note was recognized as a liability on June 30, 2023 issuance date at its estimated fair value of $36,583. The Prior GPO Convertible Note estimated fair value at December 31, 2024 was $36,524 and were determined based on lattice models. The non-cash loss of $2,154 for the year ended December 31, 2024 was recorded in the change in the fair value of financial instruments in the consolidated statements of operations and comprehensive income (loss). On August 12, 2025, the Company extinguished $30,000 of the Prior GPO Convertible Note with a $27,000 cash payment and issued the 2025 GPO Note. The 2025 GPO Note was recognized as a liability at its estimated fair value of $18,865 at its issuance date of August 12, 2025 and its estimated fair value of $19,235 at December 31, 2025, respectively. The non-cash loss of $370 for the 2025 GPO Note was recorded in the change of in the fair value of financial instruments in the consolidated statement of operations for the year ended December 31, 2025, respectively. The following table presents the assumptions used to determine the fair value of the 2025 GPO Note and the Prior GPO Convertible Note at December 31, 2025 and at December 31, 2024:

	2025 GPO Note December 31, 2025	2025 GPO Note August 12, 2025	Prior GPO Note August 12, 2025	Prior GPO Note December 31, 2024
Common stock share price	$ 1.47	$ 6.67	$ 6.67	$ 12.84
Risk free rate	3.63%	3.80%	3.70%	4.30%
Yield	16.20%	15.50%	15.10%	18.00%
Expected volatility	50.00%	50.00%	50.00%	50.00%
Expected term (years)	3.9	4.3	2.9	3.5

Dragonfly Seller Convertible Notes

The Dragonfly Seller Convertible Notes were recognized as a liability in connection with the acquisition on January 27, 2023 at a fair value of $8,635. As of December 31, 2025 and December 31, 2024, the estimated fair value of the

Dragonfly Seller Convertible Notes were $11,982 and $8,979, respectively, and were based on a lattice model. The non-cash loss of $735 and $425 for the year ended December 31, 2024 is recorded in the change in fair value of financial instruments in the consolidated statements of operations and comprehensive income (loss). The following table presents the assumptions used to determine the fair value of the Dragonfly Seller Convertible Notes at December 31, 2025 and December 31, 2024:

	December 31, 2025		December 31, 2024	
Common stock share price	$	1.47	$	12.84
Risk free rate		3.48%		4.27%
Yield		16.62%		19.50%
Expected volatility		50.00%		50.00%
Expected term (years)		2.1		3.1

As of December 31, 2025, the difference between the aggregate fair value and the unpaid principal balance of the Dragonfly Seller Convertible Notes is $2,307.

Convertible Debentures

The initial tranche of the Convertible Debentures were recognized as a liability on the August 12, 2025 issuance date at its estimated fair value of $18,900 using a Monte Carlo simulation. The second tranche of the Convertible Debentures were recognized as a liability on September 11, 2025 at its estimated fair value of $11,000, using a Monte Carlo simulation. The non-cash loss of $2,186 was recorded in the change of in the fair value of financial instruments in the consolidated statement of operations for the year ended December 31, 2025. The following table presents the assumptions used to determine the fair value of the Convertible Debentures at December 31, 2025, September 11, 2025 and August 12, 2025:

	December 31, 2025		September 11, 2025		August 12, 2025	
Common stock share price	$	1.47	$	5.10	$	6.67
Risk free rate		3.48%		3.60%		3.80%
Yield		101.50%		96.00%		98.00%
Expected volatility		111.00%		99.00%		101.00%
Expected term (years)		1.1 and 1.2 [(a)]		1.5		1.5

[(a)] - Includes both the First and Second YA Debenture

Liability classified warrants

The Last Out Lender Warrants are classified as Level 3 in the fair value hierarchy. The fair value of the Last Out Lender Warrants is calculated using the Black-Scholes calculation with the following inputs:

	December 31, 2024	
Common stock fair value	$	12.84
Time to maturity (years)		0.5
Risk-free interest rate		4.22%
Volatility		59.0%
Exercise price	$	8.56

Non-Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company's long-lived assets, including property and equipment, intangible assets and goodwill are measured at fair value on a non-recurring basis when an impairment has occurred. Excluding the impairment of goodwill as disclosed in Note 8, *Goodwill*, no other impairment charges were identified during the years ended December 31, 2025 and 2024. There were no transfers of assets or liabilities between levels during the years ended December 31, 2025 and 2024. Changes to fair value are recognized as income or expense in the consolidated statements of operations and comprehensive income (loss).

Note 17. Related Party Transactions

Sublease income

In September 2024, the Company entered into a sublease agreement with a third party, Nitra. In July 2025, the Company amended the initial sublease to include additional space. Our Co-Founder and Executive Chairman is also a board member at Nitra. During the years ended December 31, 2025 and 2024, we received income from Nitra of approximately $122 and $46, respectively.

Note 18. Commitments and Contingencies

Legal Proceedings

From time to time the Company is a party to various disputes, claims, lawsuits and other regulatory and legal matters, including both asserted and unasserted legal claims, in the ordinary course of business. The status of each such matter, referred to herein as a loss contingency, is reviewed and assessed in accordance with applicable accounting rules regarding the nature of the matter, the likelihood that a loss will be incurred, and the amounts involved.

Note 19. Subsequent Events

The Company has evaluated subsequent events through March 24, 2026, the date that these financial statements were available to be issued.

Amendment No. 1 to the 2025 Senior Term Loan

On March 23, 2026, the Company entered into Amendment No. 1 and Waiver to the 2025 Senior Term Loan ("Amendment No. 1"). Pursuant to Amendment No. 1, the lenders waived a specified event of default arising from the Company's failure to satisfy the annualized recurring revenue covenant for the month ended January 31, 2026. Amendment No. 1, amends and restates the financial covenant schedule, including revised minimum thresholds for annualized recurring revenue and consolidated adjusted EBITDA and reduced minimum liquidity requirements through March 31, 2027, after which the minimum liquidity requirement returns to $20.0 million. Amendment No. 1 increases the quarterly principal repayment to (i) $1.9 million for payment on each March 31, 2026, June 30, 2026, September 30, 2026, December 31, 2026 and March 31, 2027 and (ii) $0.9 million for each payment thereafter. Amendment No. 1 also requires the Company to make a mandatory prepayment of $20.0 million no later than March 31, 2027, together with any applicable premium and related fees, and updates the definition of consolidated EBITDA to permit increases for certain baskets and certain severance related expenses.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Limitations on Effectiveness of Disclosure Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of the disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2025 due to the material weakness identified and described below.

In light of the material weakness described below, management performed additional analysis and other procedures to ensure that our interim and annual Consolidated Financial Statements were prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Accordingly, management believes that the Consolidated Financial Statements included in this Annual Report on Form 10-K fairly present, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented, in accordance with U.S. GAAP.

Management's Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use, or disposition of our assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time.

Material Weakness

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the guidelines established in the Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2025 due to a material weakness in the design and operation of ITGCs over logical access and change management for the Company's enterprise resource planning system and over logical access for the Company's customer relationship management system that support the Company's financial reporting processes. All automated and manual business process controls, including controls around the segregation of duties over manual journal entries, that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted by the ITGC deficiencies.

Notwithstanding that we did not identify any uncorrected material misstatements to the consolidated financial statements and there were no changes to previously released financial results as a result of this material weakness, the material weakness created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. As a result, management believes that, as of December 31, 2025, our internal control over financial reporting was not effective.

Remediation

While we continue the challenging and costly process to implement our plan to remediate this material weakness, we cannot predict the success of such plan or the outcome of our assessment of this plan until the remediation initiatives have been completed and have been operating effectively for a sufficient period of time. We can give no assurance that measures we take will remediate the deficiency in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements.

Changes in Internal Control over Financial Reporting

Other than the material weakness identified and remediation activities described above, there were no changes in our internal controls over financial reporting, as identified in connection with the evaluation required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

On March 23, 2026, FiscalNote, Inc., a wholly owned subsidiary of FiscalNote Holdings, Inc. (the "Company"), entered into Amendment No. 1 and Waiver ("Amendment No. 1") to the 2025 Senior Term Loan. Capitalized terms used in this Item 9B, Other Information, but not defined herein, have the meanings given to such terms in the 2025 Senior Term Loan.

Among other things, Amendment No. 1:

- increases the Applicable Margin to 8.50% for any Reference Rate Loan and 9.50% for any SOFR Loan, in each case, under the 2025 Senior Term Loan;

- increases the quarterly principal repayment owed under the 2025 Senior Term Loan to (i) $1,875,000 for payment on each March 31, 2026, June 30, 2026, September 30, 2026, December 31, 2026 and March 31, 2027 and (ii) $937,500 for each payment thereafter;

- requires prepayment of Term Loans in the amount of $20.0 million prior to March 31, 2027;

- amends and restates the financial covenant schedule, including revised minimum thresholds for annualized recurring revenue and consolidated adjusted EBITDA and reduced minimum liquidity requirements through March 31, 2027;

- modifies the minimum liquidity covenant to appropriately reflect the Company's updated business plan and corresponding financial projections; and

- waived the event of default under the 2025 Senior Term Loan related to the Company's failure to comply with the ARR covenant for the month ended January 31, 2026.

Amendment No. 1 is filed as Exhibit 10.17 to this Annual Report on Form 10-K and is incorporated herein by reference. The above description of the material terms of Amendment No. 1 is qualified in its entirety by reference to such exhibit.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information to be included under the captions "Directors," "Family Relationships," "Code of Ethical Business Conduct," "Executive Compensation," "Delinquent Section 16(a) Reports," and "Audit Committee," in the Company's definitive proxy statement for the 2026 annual meeting of stockholders, to be filed with the Securities and Exchange Commission, is hereby incorporated by reference in answer to this item. Certain other information relating to our executive officers appears in Part I of this Annual Report on Form 10-K under the heading "Information About our Executive Officers."

Item 11. Executive Compensation.

The information to be included under the captions "Executive Compensation," "Director Compensation," and "Compensation Committee Interlocks and Insider Participation," in the Company's definitive proxy statement for the 2026 annual meeting of stockholders, to be filed with the Securities and Exchange Commission, is hereby incorporated by reference in answer to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information to be included under the captions "Equity Plan Information" and "Security Ownership of Certain Beneficial Owners and Management," in the Company's definitive proxy statement for the 2026 annual meeting of stockholders, to be filed with the Securities and Exchange Commission, is hereby incorporated by reference in answer to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information to be included under the captions "Certain Relationships and Related Party Transactions" and "Director Independence," in the Company's definitive proxy statement for the 2026 annual meeting of stockholders, to be filed with the Securities and Exchange Commission, is hereby incorporated by reference in answer to this item.

Item 14. Principal Accountant Fees and Services.

The information to be included under the caption "Audit, Audit-Related, Tax and All Other Fees" and "Pre-Approval Policies and Procedures" in the Company's definitive proxy statement for the 2026 annual meeting of stockholders, to be filed with the Securities and Exchange Commission, is hereby incorporated by reference in answer to this item.

Part IV

Item 15. Exhibits, Financial Statement Information.

List of documents filed as part of this Report.

Consolidated Financial Statements

The Consolidated Financial Statements for FiscalNote Holdings, Inc. and related notes and the Report of RSM U.S. LLP (PCAOB No. 49) dated March 19, 2026, are included herein in Part II, Item 8.

Financial Statement Schedules

All schedules have been omitted because the information required to be set forth herein is not applicable or is shown in the financial statements or notes thereto.

Exhibits

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Index

Exhibit Number	Description	Incorporation by Reference (where a report is indicated below, that document has been previously filed with the SEC and the applicable exhibit is incorporated by reference thereto)
2.1	Agreement and Plan of Merger, dated as of November 7, 2021, by and among Duddell Street Acquisition Corp. (renamed "FiscalNote Holdings, Inc."), Grassroots Merger Sub, Inc. and FiscalNote Holdings, Inc. (renamed "FiscalNote Intermediate Holdco, Inc.").	*Annex A-1 to the Proxy Statement/Prospectus filed on July 5, 2022 (File No.333-261483)*
2.2	First Amendment to Agreement and Plan of Merger, dated as of May 9, 2022, by and among Duddell Street Acquisition Corp. (renamed "FiscalNote Holdings, Inc."), Grassroots Merger Sub, Inc. and FiscalNote Holdings, Inc. (renamed "FiscalNote Intermediate Holdco, Inc.").	*Annex A-2 to the Proxy Statement/Prospectus filed on July 5, 2022 (File No.333-261483)*
3.1	Certificate of Incorporation of FiscalNote Holdings, Inc. (f/k/a/ Duddell Street Acquisition Corp.).	*Exhibit 3.1 to the Current Report on Form 8-K filed on August 2, 2022 (File No. 001-396972)*
3.2	Certificate of Amendment to Certificate of Incorporation of FiscalNote Holdings, Inc.	*Exhibit 3.1 to the Current Report on Form 8-K filed on August 29, 2025 (File No. 001-396972)*
3.3	Bylaws of FiscalNote Holdings, Inc. (f/k/a/ Duddell Street Acquisition Corp.).	*Exhibit 3.2 to the Current Report on Form 8-K filed on August 2, 2022 (File No. 001-396972)*
4.1	Description of Securities	*Filed with this report.*
4.2	Warrant Agreement, dated as of October 28, 2020, by and among Duddell Street Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent.	*Exhibit 4.1 of DSAC's Current Report on Form 8-K filed with the SEC on November 2, 2020 (File No. 333-249207)*
4.3	Form of Warrant	*Exhibit 10.2 to the Current Report on Form 8-K filed on March 20, 2023 (File No. 001-39672)*
10.1	Amended and Restated Registration Rights Agreement, dated as of July 29, 2022, by and among FiscalNote Holdings, Inc. (f/k/a/ Duddell Street Acquisition Corp.), Duddell Street Holdings Limited and the other Holders signatory thereto	*Exhibit 10.5 to the Current Report on Form 8-K filed on August 2, 2022 (File No. 001-396972).*
10.2+	Form of Indemnification Agreement	*Exhibit 10.3 to the Quarterly Report on Form 10-Q filed on May 10, 2024 (File No. 001-396972).*
10.3+	FiscalNote Holdings, Inc. 2022 Long-Term Incentive Plan	*Exhibit 10.9 to the Current Report on Form 8-K filed on August 2, 2022 (File No. 001-396972).*
10.4+	Amendment to the FiscalNote Holdings, Inc. 2022 Long-Term Incentive Plan	*Exhibit 10.1 to the Current Report on Form 8-K filed on January 3, 2025 (File No. 001-396972).*
10.5+	Form of FiscalNote Holdings, Inc. Restricted Stock Unit Award under the FiscalNote Holdings, Inc. 2022 Long-Term Incentive Plan	*Exhibit 10.12 to the Current Report on Form 8-K filed on August 2, 2022 (File No. 001-396972).*
10.6+	Form of FiscalNote Holdings, Inc. Performance Based Restricted Stock Unit Award Agreement under the FiscalNote Holdings, Inc. 2022 Long-Term Incentive Plan	*Exhibit 10.11 to the Current Report on Form 8-K filed on August 2, 2022 (File No. 001-396972).*
10.7+	Form of FiscalNote Holdings, Inc. Stock Option Award under the FiscalNote Holdings, Inc. 2022 Long-Term Incentive Plan	*Exhibit 10.13 to the Current Report on Form 8-K filed on August 2, 2022 (File No. 001-396972).*
10.8+	FiscalNote Holdings, Inc. 2022 Employee Stock Purchase Plan	*Exhibit 10.10 to the Current Report on Form 8-K filed on August 2, 2022 (File No. 001-396972).*

10.9	Sponsor Agreement, dated as of November 7, 2021, by and among Duddell Street Holdings Limited, FiscalNote Holdings, Inc., Duddell Street Acquisition Corp. and certain of its shareholder	*Exhibit 10.1 to the Current Report on Form 8-K filed on November 8, 2021 (File No. 333-001-39672)*
10.10	Equity Purchase Agreement, dated as of February 21, 2025	*Exhibit 10.1 to the Current Report on Form 8-K filed on February 24, 2025 (File No. 001-39672).*
10.11	Securities Exchange Agreement, dated as of March 17, 2025	*Exhibit 10.34 to the Annual Report on Form 10-K filed on April 1, 2025 (File No. 001-39672).*
10.12	Registration Rights Agreement, dated as of March 17, 2025	*Exhibit 10.35 to the Annual Report on Form 10-K filed on April 1, 2025 (File No. 001-39672).*
10.13	Form of Legacy Note	*Exhibit 10.37 to the Annual Report on Form 10-K filed on April 1, 2025 (File No. 001-39672).*
10.14	Form of Letter Agreement to Legacy Notes	*Exhibit 10.38 to the Annual Report on Form 10-K filed on April 1, 2025 (File No. 001-39672).*
10.15	Form of Amendment to Letter Agreement to Legacy Notes	*Exhibit 10.1 to the Current Report on Form 8-K filed on August 5, 2025 (File No. 001-39672).*
10.16#	Financing Agreement, dated as of August 5, 2025, by and among the Company, as Parent Guarantor, the Company's domestic subsidiaries party thereto as borrowers and guarantors the lenders from time to time party thereto, and MGG Investment Group LP, as collateral agent and as administrative agent	*Exhibit 10.1 to the Current Report on Form 8-K filed on August 6, 2025 (File No. 001-39672).*
10.17#	Amendment No. 1 to Financing Agreement, dated as of March 23, 2026	*Filed with this report.*
10.18 #	Securities Purchase Agreement, dated as of August 5, 2025, by and between the Company and YA II PN, Ltd.	*Exhibit 10.2 to the Current Report on Form 8-K filed on August 6, 2025 (File No. 001-39672).*
10.19	Convertible Debenture, issued on August 12, 2025.	*Exhibit 10.4 to the Quarterly Report on Form 10-Q filed on August 15, 2025 (File No. 001-39672).*
10.20	Registration Rights Agreement, dated as of August 12, 2025, by and between the Company and YA II PN, Ltd.	*Exhibit 10.5 to the Quarterly Report on Form 10-Q filed on August 15, 2025 (File No. 001-39672).*
10.21#	Redemption and Exchange Agreement, dated as of August 5, 2025, by and between the Company and GPO FN Noteholder, LLC.	*Exhibit 10.5 to the Current Report on Form 8-K filed on August 6, 2025 (File No. 001-39672).*
10.22	Subordinated Convertible Promissory Note Due 2029.	*Exhibit 10.7 to the Quarterly Report on Form 10-Q filed on August 15, 2025 (File No. 001-39672).*
10.23	Convertible Debenture, issued on September 11, 2025	*Exhibit 10.7 to the Quarterly Report on Form 10-Q filed on November 10, 2025 (File No. 001-39672).*
10.24+	Second Amended and Restated Employment between FiscalNote Holdings, Inc. and Josh Resnik, entered into as of October 31, 2025.	*Exhibit 10.1 to the Current Report on Form 8-K filed on October 31, 2025 (File No. 001-39672).*
10.25+	Amended and Restated Employment between FiscalNote Holdings, Inc. and Jon Slabaugh, entered into as of October 31, 2025.	*Exhibit 10.2 to the Current Report on Form 8-K filed on October 31, 2025 (File No. 001-39672).*
10.26+	Amended and Restated Employment Agreement between FiscalNote Holdings, Inc. and Todd Aman, entered into as of October 31, 2025	*Filed with this report.*
10.27+	Form of Retention Award Agreement.	*Exhibit 10.3 to the Current Report on Form 8-K filed on October 31, 2025 (File No. 001-39672).*
19.1	Insider Trading Policy	*Exhibit 19.1 to the Annual Report on Form 10-K filed on April 1, 2025 (File No. 001-39672).*
21.1	List of Subsidiaries of the Registrant	*Filed with this report.*
23.1	Consent of RSM US LLP	*Filed with this report.*
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a).	*Filed with this report.*
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a).	*Filed with this report.*
32	Section 1350 Certifications.	*Furnished with this report.*
97.1	Clawback Policy, effective as of November 2, 2023	*Exhibit 97.1 to Annual Report on Form 10-K filed on March 15, 2024 (File No. 001-39672)*
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.	*Submitted electronically with this report.*
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbased Documents.	*Submitted electronically with this report.*

| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document). | *Submitted electronically with this report.* |

+ Indicates a management contract or compensatory plan.
# Portions of this exhibit (indicated by asterisks) have been omitted because the registrant has determined that they are not material and is the type of information that the registrant treats as private and confidential.

Item 16. Form 10-K Summary
None.

<center>**SIGNATURES**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<center>FISCALNOTE HOLDINGS, INC.</center>

Date: March 24, 2026   By: /s/ Jon Slabaugh
                                                                                Name: Jon Slabaugh
                                                                                Title: Chief Financial Officer

Pursuant to requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

<u>Signature</u>	<u>Title</u>	<u>Date</u>
/s/ Josh Resnik Josh Resnik	Chief Executive Officer and Director (Principal Executive Officer)	March 24, 2026
/s/ Jon Slabaugh Jon Slabaugh	Chief Financial Officer and Chief Investment Officer (Principal Financial Officer)	March 24, 2026
/s/ Paul Donnell Paul Donnell	Chief Accounting Officer (Principal Accounting Officer)	March 24, 2026
/s/ Timothy Hwang Timothy Hwang	Director	March 24, 2026
/s/ Key Compton Key Compton	Director	March 24, 2026
/s/ Manoj Jain Manoj Jain	Director	March 24, 2026
/s/ Keith Nilsson Keith Nilsson	Director	March 24, 2026
/s/ Brandon Sweeney Brandon Sweeney	Director	March 24, 2026

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